SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 8, 2008

Interim Consolidated Report as of June 30, 2008

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: August 31, 2008

Mandatory offer by Eni UK Holding Plc (“Eni Holding”) for 20% of
Hindustan Oil Exploration Ltd (“HOEC”)

San Donato Milanese (Milan), August 8, 2008 - Further to the announcement on April 24, 2008, Eni Holding, a wholly owned subsidiary of Eni SpA, is pleased to announce the successful results of its mandatory open offer for 20% of the shares of HOEC. As a result of the offer, Eni Holding will become the largest shareholder of HOEC with a 47.17% interest.

The mandatory offer opened on July 2, 2008 and closed on July 21, 2008. It was well-received with an approximately 1.5 times over-subscription and validly tendered shares were accepted on a pro-rata basis. Communication of acceptance and payment were sent to HOEC shareholders on August 5, 2008. The aggregate consideration amounts to 3,765.8 million rupees equivalent to approximately euro 57 million.

In accordance with Indian takeover rules Eni Holding had to make a mandatory cash offer to acquire up to 20% of the share capital of HOEC pursuant to the acquisition of Burren Energy Plc, resulting in the indirect acquisition of 27.17% interest HOEC.

Eni considers its investment in HOEC as a means of participating in India’s fast-growing upstream sector and intends to contribute with its industry experience and expertise to assist HOEC in growing its business. Eni also reserves the right to seek board representation that is commensurate with its shareholding following the completion of the offer process.

Company contacts:

Press Office: +39 02.52031875 - 06.5982398
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Contents

Contents

MISSION
We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.
Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS (1)
Chairman
Roberto Poli (2)
Chief Executive Officer and General Manager
Paolo Scaroni (3)
Directors
Alberto Clô, Paolo Andrea Colombo, Paolo Marchioni, Marco Reboa, Mario Resca, Pierluigi Scibetta, Francesco Taranto

GENERAL MANAGERS
Exploration & Production Division
Claudio Descalzi (4)
Gas & Power Division
Domenico Dispenza (5)
Refining & Marketing Division
Angelo Caridi (6)
BOARD OF STATUTORY AUDITORS (7)
Chairman
Ugo Marinelli
Statutory Auditors
Roberto Ferranti, Luigi Mandolesi, Tiziano Onesti, Giorgio Silva
Alternate Auditors
Francesco Bilotti, Pietro Alberico Mazzola

MAGISTRATE OF THE COURT OF ACCOUNTANTS
DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Lucio Todaro Marescotti (8)
Alternate
Angelo Antonio Parente (9)

External Auditors (10)
PricewaterhouseCoopers SpA

Information on powers retained by the Board of Directors, powers conferred to the Chairman and the Chief Executive Officer, as well as on the composition and powers of the Board Committees (Internal Control Committee, Compensation Committee e Oil-Gas Energy Committee) are presented in the section Corporate Governance, available on Eni website at the following address: http://www.eni.it/it_IT/azienda/corporate-governance/corporate-governance.shtml.

(1) Appointed by the Shareholders’ Meeting held on June 10, 2008 for a three year period. The Board of Directors expires at the date of approval of the financial statements for the 2010 financial year.
(2) Appointed by the Shareholders’ Meeting held on June 10, 2008.
(3) Powers conferred by the Board of Directors on June 11, 2008.

(4) Appointed by the Board of Directors on July 30, 2008.
(5) Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6) Appointed by the Board of Directors on August 3, 2007.
(7) Appointed by the Shareholders’ Meeting held on June 10, 2008 for a three year period, expiring at the date of the approval of the financial statements for the 2010 financial year.
(8) Duties conferred by the Governing Council of the Court of Accountants on July 19-20, 2006.
(9) Duties conferred by the Governing Council of the Court of Accountants on May 27-28, 2003.
(10) Appointed by the Shareholders’ Meeting of May 24, 2007 for the 2007-2009 three-year term.

July 30, 2008

Eni’s Interim Consolidated Report
as of June 30, 2008

Contents

Operating and financial review	2	Highlights
	4	Statistic recap
Operating Review
	6	Exploration & Production
	15	Gas & Power
	22	Refining & Marketing
	27	Petrochemicals
	29	Engineering & Construction
	31	Financial Review
	59	Risk factors and outlook
	66	Subsequent events
	67	Transactions with related parties
	68	Other information
	69	Glossary

Condensed Consolidated Interim Financial Statements	74	Financial Statements
	82	Basis of presentation and Use of accounting estimates
	83	Notes to the condensed consolidated financial statements

Management’s certification	109
Report of Independent Auditors	110

"Eni" means the parent company Eni SpA and its consolidated subsidiaries

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

Highlights

› In the first half of 2008 Eni reported net profit of euro 6.76 billion, up 39.2% from a year earlier. On an adjusted basis, net profit amounted to euro 5.37 billion, up 9.6%, driven by a better operating performance.
› In light of the financial results achieved for the first half of 2008 and the projected full-year results, the CEO will propose the distribution of an interim dividend for the fiscal year 2008 of euro 0.65 per share (euro 0.60 per share in 2007; up 8.3%) to the Board of Directors on September 11, 2008. The interim dividend is payable from September 25, 2008 being the ex-dividend date September 22, 2008. Holders of ADRs will receive euro 1.30 per ADR payable from October 2, 2008 to holders on record on September 24, 2008.
In the first half of 2008, a total of 16.6 million own shares purchased at a cost of euro 388 million. Since the inception of the share buy-back programme, Eni has purchased 379 million own shares at a total cost of euro 6.58 billion, representing 88.9% of the amount authorized by the Shareholders Meeting.

› Oil and natural gas production for the first half of 2008 averaged 1.784 mmboe/d, an increase of 2.8% compared with the first half of 2007 mainly due to the benefit of the assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan (for an overall increase of 103 kboe/d), as well as continuing production ramp-up in Egypt, Angola, Pakistan and Venezuela. These positives were partially offset by planned and unplanned facility downtime and technical issues in the North Sea, Nigeria and Australia, as well as mature field declines. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 90 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up by 8.1%.

› Eni’s worldwide natural gas sales were 53.07 bcm, an increase of 4.2 bcm or up 8.6% driven by an increase in international sales that were up by 20.1% mainly reflecting in addition to the higher seasonal sales recorded in the first quarter, organic growth achieved in European markets.

› On May 2008, Eni entered into a binding agreement with the French company Suez-Tractebel to buy its 57.243% majority stake in Distrigaz SA, for an initial price of euro 2.74 billion. The deal values Distrigaz at euro 4.8 billion. In 2007, Distrigaz, the incumbent gas company within Belgium, sold 17 bcm of gas volumes. This deal will strengthen Eni’s leadership in the European gas market and speed up the Company’s strategy of international growth in its gas business.
Furthermore, Eni signed a preliminary agreement with Suez to dispose of certain assets, also targeting optimization of its asset portfolio. Eni’s consideration assets include Eni’s network of low-pressure pipelines serving the consumer area of Rome and interests in some of Eni’s exploration and production properties. Also the two partners are negotiating certain long-term supply contracts of electricity, natural gas and LNG volumes.

› Defined a cooperation agreement with the Republic of Congo for the extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits deemed to contain significant amount of resources based on a recent survey. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to convert entirely the heavy barrel into high-quality light products. The agreement also comprises construction of a new 450 MW electricity generation plant (Eni’s share 20%) to be fired with the associated natural gas from the operated M’Boundi field and a partnership for the production of bio-diesel.

› Signed a strategic agreement with the Venezuelan State oil company PDVSA for the definition of a plan to develop a field located in the Orinoco oil belt, with a gross acreage of 670 square kilometers. This block is deemed to contain significant amounts of heavy oil according to a recent survey. Eni plans to monetize the heavy oil using its EST Technology.

› Signed a Memorandum of Understanding with the British company Tullow Oil Ltd to purchase a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities. Eni targets to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 5 bcm capacity to support seasonal upswings in gas demand in the UK. Once completed, it will be the largest storage site in the UK. This transaction is expected to close by the end of 2008.

› Renewed the partnership with the Brazilian oil company Petrobras to implement joint projects targeting crude oil production and processing, production and marketing of bio-fuels and joint assessment of options to monetize gas reserves that were found by Eni offshore Brazil.

› Signed a Memorandum of Understanding with the state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas.

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

› Finalized a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal effective from January 1, 2008, extends the terms of Eni titles in Libya until 2042 and 2047 for oil and gas properties respectively. It also targets a number of industrial initiatives designed to monetize the large reserve base, particularly through the implementation of important gas projects.

› Made a cash offer to acquire up to 20% of the share capital of Hindustan Oil Exploration Ltd pursuant to the acquisition of Burren Energy Plc, resulting in the indirect acquisition of 27.17% of the share capital of the target company. This company is listed on the main Indian stock markets. The offer process closed successfully early in August 2008. As a result Eni increased its interest to 47.17%.

› Signed an agreement to purchase a 17% stake in the share capital of Gaz de Bordeaux Energie Services SAS. Also Eni’s associate Altergaz (Eni’s interest being 38%) intends to purchase a stake of a similar size. The two partners plan to support the development of the target company by supplying it with up to 250 mmcm/y for ten years to expand sales to residential, commercial and industrial customers.

› Signed a gas supply contract with a thermoelectric customer in Russia. This deal marks the start of Eni’s gas marketing activities in the country.

› Approved the Kitan oilfield development area by the Timor Sea Designated Authority pursuant to the declaration of commercial discovery that was made by Eni. The discovery is located in lease 06-105 in the Joint Petroleum Development Area 170 kilometers off the Timor Leste coast and 500 kilometers off the Australian coast.

› Sanctioned the development plan of the operated Nikaitchuq oilfield in Alaska (Eni 100%). Production start-up is expected by the end of 2009.

› In the first half of 2008, Eni invested euro 2.83 billion in the development of hydrocarbon reserves mainly in Egypt, Kazakhstan, Angola, Italy and Congo.

› In the first half of 2008, Eni invested euro 981 million (up 31.1% from the first half of 2007) executing an extensive exploration campaign in well established areas of presence leading to the completion of 64 new exploratory wells (31 net to Eni) with a commercial rate of success of 38.2% (46% net to Eni). Main discoveries were made off the coast of Angola, Australia, Egypt, the Gulf of Mexico, Italy, Norway, Pakistan and the United Kingdom.

› New exploration leases were acquired in Angola, Alaska, Indonesia, Norway and the Gulf of Mexico with an extension of 15,612 square kilometers (net to Eni, 98% operated).

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Contents

ENI OPERATING AND FINANCIAL REVIEW / STATISTIC RECAP

Financial highlights
	(million euro)	First Half
2007	2007	2008	Change	% Ch.

87,256	Net sales from operations		41,688	55,422	13,734	32.9
18,868	Operating profit		9,323	11,901	2,578	27.7
18,986	Adjusted operating profit (a)		9,449	11,514	2,065	21.9
10,011	Net profit (b)		4,855	6,758	1,903	39.2
9,470	Adjusted net profit (a) (b)		4,900	5,368	468	9.6
15,517	Net cash provided by operating activities		9,683	9,950	267	2.8
10,593	Capital expenditures		4,257	6,759	2,502	58.8
208	R&D expenditures		89	126	37	41.6
101,460	Total assets at period end		94,936	109,044	14,108	14.9
19,830	Debts and bonds at period end		16,141	21,323	5,182	32.1
42,867	Shareholders’ equity including minority interests at period end		42,296	43,889	1,593	3.8
16,327	Net borrowings at period end		9,122	16,565	7,443	81.6
59,194	Net capital employed at period end		51,418	60,454	9,036	17.6
680	Cost of purchased own shares		339	388	49	14.5
27.56	Number of own shares purchased	(million)	13.83	16.64	2.81	20.3

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 44.
(b)	Profit attributable to Eni shareholders.

Summary financial data
First Half
2007	2007	2008	Change	% Ch.

	Net profit
2.73	- per ordinary share (a)	(EUR)	1.32	1.85	0.53	40.2
7.49	- per ADR (a) (b)	(USD)	3.51	5.66	2.15	61.3
	Adjusted net profit
2.58	- per ordinary share (a)	(EUR)	1.33	1.47	0.14	10.5
7.07	- per ADR (a) (b)	(USD)	3.54	4.50	0.96	27.1
	Return on Average Capital Employed (ROACE) (c)
20.5	- reported	(%)	19.2	23.6	4.4
19.3	- adjusted	(%)	21.4	19.8	(1.6)
0.38	Leverage		0.35	0.38	0.03

(a)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c)	Calculated on a 12-month period ending on June 30, 2008, on June 30, 2007 and on December 31, 2007.

Key market indicators
First Half
2007	2007	2008	Change	% Ch.

72.52	Average price of Brent dated crude oil (a)		63.26	109.14	45.88	72.5
1.371	Average EUR/USD exchange rate (b)		1.329	1.530	0.201	15.1
52.90	Average price in euro of Brent dated crude oil		47.60	71.33	23.73	49.9
4.52	Average European refining margin (c)		4.98	5.93	0.95	19.1
3.30	Average European refining margin in euro		3.75	3.88	0.13	3.5
4.3	Euribor - three-month rate	(%)	3.9	4.7	0.8	20.5
5.3	Libor - three-month dollar rate	(%)	5.5	3.0	(2.5)	(45.5)

(a)	In US dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI OPERATING AND FINANCIAL REVIEW / STATISTIC RECAP

Summary operating data
First Half
2007	2007	2008	Change	% Ch.

	Exploration & Production
1,736	Production of hydrocarbons	(kboe/d)	1,735	1,784	49	2.8
1,020	Liquids	(kbbl/d)	1,028	1,005	(23)	(2.2)
4,114	Natural gas	(mmcf/d)	4,063	4,472	409	10.4
	Gas & Power
98.96	Worldwide gas sales	(bcm)	48.87	53.07	4.20	8.6
5.39	of which: E&P sales (a)	(bcm)	2.24	3.32	1.08	48.2
83.28	Gas volumes transported in Italy	(bcm)	41.89	45.36	3.47	8.3
33.19	Electricity sold	(TWh)	16.24	15.37	(0.87)	(5.4)
	Refining & Marketing
37.15	Refining throughputs on own account	(mmtonnes)	18.32	17.65	(0.67)	(3.7)
56	Conversion index	(%)	57	56	(1)	(1.8)
12.65	Retail sales of petroleum products in Europe	(mmtonnes)	6.06	6.27	0.21	3.5
6,440	Service stations in Europe at period end	(units)	6,279	6,373	94	1.5
2,486	Average throughput of service stations in Europe	(kliters)	1,198	1,210	12	1.0
	Petrochemicals
8,795	Production	(ktonnes)	4,411	4,136	(275)	(6.2)
5,513	Sales of petrochemical products	(ktonnes)	2,812	2,677	(135)	(4.8)
80.6	Average plant utilization rate	(%)	81.5	77.3	(4.2)	(5.2)
	Engineering & Construction
12,011	Orders acquired	(million euro)	4,948	5,471	523	10.6
15,390	Order backlog at period end	(million euro)	13,308	16,191	2,883	21.7
75,862	Employees at period end	(units)	75,841	76,360	519	0.7

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe (1.94, 1.83 and 3.59 bcm for the first half of 2007, 2008 and the full year 2007) and in the Gulf of Mexico (0.30, 1.49 and 1.80 bcm for the first half of 2007, 2008 and the full year 2007).

Contents

ENI OPERATING AND FINANCIAL REVIEW / OPERATING REVIEW

Exploration & Production

Key performance indicators
First Half
2007	(million euro)	2007	2008

27,278	Net sales from operations (a)		12,829	17,889
13,788	Operating profit		6,550	9,058
14,051	Adjusted operating profit (b)		6,615	9,369
13,785	Exploration & Production		6,425	9,252
266	Stoccaggi Gas Italia		190	117
6,491	Adjusted net profit		3,056	4,141
	Results also include:
5,626	amortization and depreciation		2,547	3,259
	of which:
1,777	exploration expenditures		777	1,056
1,370	amortization of exploratory drilling expenditures and other		615	806
407	amortization of geological and geophysical exploration expenses		162	250
6,625	Capital expenditures		2,837	4,462
	of which:
1,659	exploration expenditures (c)		748	981
145	storage		34	98
24,643	Adjusted capital employed, net		21,717	23,610
30.0	Adjusted ROACE	(%)	30.9	33.4
	Production (d)
1,020	Liquids (e)	(kbbl/d)	1,028	1,005
4,114	Natural gas	(mmcf/d)	4,063	4,472
1,736	Total hydrocarbons	(kboe/d)	1,735	1,784
	Average realizations
67.70	Liquids (e)	($/bbl)	59.47	95.71
5.42	Natural gas	($/mmcf)	5.18	7.29
53.17	Total hydrocarbons	($/boe)	47.96	73.11
9,334	Employees at period end	(units)	8,670	10,773

(a)	Before elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the “Exploration & Production” and “Storage” businesses within the Exploration & Production division. Prior period data have been restated accordingly.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of equity-accounted entities.
(e)	Includes condensates.

Mineral right portfolio
and exploration activities

As of June 30, 2008, Eni’s mineral right portfolio consisted of 1,236 exclusive or shared rights for exploration and development in 38 countries on five continents for a total net acreage of 383,557 square kilometers (394,491 at December 31, 2007).
Outside Italy net acreage (363,903 square kilometers) decreased by 9,924 square kilometers mainly due to implementation of a strategic oil deal in Libya, which was partly offset by the acquisition of Burren Energy Plc for a total net exploration and development acreage of 7,761 square kilometers (mainly in Turkmenistan, Yemen, Congo and Egypt). New exploration leases were acquired in Angola, Alaska, Indonesia, Norway and the Gulf of Mexico with an extension of 15,612 square kilometers (net to Eni, 98% operated). In Italy, net acreage (19,654 square kilometers) declined by 1,010 square kilometers due to releases.

Contents

ENI OPERATING AND FINANCIAL REVIEW / OPERATING REVIEW

In the first half of 2008, a total of 64 exploratory wells were completed (31 of which represented Eni’s share), as compared to 45 exploratory wells completed in the first half of 2007 (24 of which	represented Eni’s share). The commercial success rate was 38.2% (46% net to Eni) as compared to 22.7% (18.8% net to Eni) in the first half of 2007.

Oil and natural gas interests

December 31, 2007	June 30, 2008

Gross exploration and development acreage (a)	Gross exploration and development acreage (a)	Net exploration and development acreage (a)	Net development acreage (a)	Number of interests

Italy	25,991	25,014	19,654	12,548	160
Outside Italy	731,292	730,366	363,903	24,855	1,076
North Africa
Algeria	11,432	2,876	903	903	33
Egypt	24,443	28,059	10,163	2,549	59
Libya	37,749	36,375	24,044	762	13
Tunisia	6,464	6,464	2,274	1,558	11
	80,088	73,774	37,384	5,772	116
West Africa
Angola	20,527	20,492	3,323	1,397	55
Congo	11,099	15,655	8,244	1,009	26
Nigeria	44,049	44,049	7,756	5,715	50
	75,675	80,196	19,323	8,121	131
North Sea
Norway	15,335	13,180	4,424	123	51
United Kingdom	5,445	5,198	1,172	644	91
	20,780	18,378	5,596	767	142
Caspian Area
Kazakhstan	4,933	4,933	959	488	6
Turkmenistan		200	200	200	1
	4,933	5,133	1,159	688	7
Rest of world
Australia	62,510	61,520	30,554	891	19
Brazil	2,920	1,772	1,772		3
China	632	770	159	135	5
Croatia	1,975	1,975	988	988	2
East Timor	12,224	12,224	9,779		5
Ecuador	2,000	2,000	2,000	2,000	1
India	24,425	24,425	9,091		3
Indonesia	27,999	30,958	20,218	656	11
Iran	1,456	1,456	820	820	4
Pakistan	38,426	35,939	18,359	601	21
Russia	5,126	5,126	3,076	1,168	4
Saudi Arabia	51,687	51,687	25,844		1
Trinidad & Tobago	382	382	66	66	1
United States	10,619	11,272	6,464	920	569
Venezuela	1,556	1,556	614	145	3
	243,937	243,062	129,804	8,390	652
Other countries	6,311	6,311	1,364	1,117	9
Other countries with only exploration activity	299,568	303,512	169,273		19
Total	757,283	755,380	383,557	37,403	1,236

(a)	Square kilometers.

Contents

ENI OPERATING AND FINANCIAL REVIEW / OPERATING REVIEW

Production
Oil and natural gas production for the first half of 2008 averaged 1,784 kboe/d, an increase of 49 kboe/d compared to the same period of the last year (up 2.8%). This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan (for an overall increase of 103 kboe/d), as well as continuing production ramp-up in Egypt, Angola, Pakistan and Venezuela. These positives were partially offset by planned and unplanned facility downtime in the North Sea, Nigeria and Australia as well as mature field declines. Higher oil prices resulted in lower volume entitlements in Eni’s Production Sharing Agreements (PSAs)[1] and similar contractual schemes, down approximately 90 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 8.1%. The share of oil and natural gas produced outside Italy was 89% (87% in the first half of 2007).

Production of liquids was 1,005 kbbl/d and decreased by 23 kbbl/d from the first half of 2007 or 2.2%. Production decreases were mainly reported in the North Sea and	Australia. The impact of lower entitlements in Eni’s PSAs was mainly reported in Angola. The acquired assets in the Gulf of Mexico, Congo and Turkmenistan as well as continuing production ramp-up in Egypt and the start-up of Corocoro field (Eni’s interest 26%) in Venezuela supported production growth.

Production of natural gas for the first half of 2008 was 4,472 mmcf/d and increased by 409 mmcf/d, or 10.4%. This improvement was mainly driven by the acquired assets in the Gulf of Mexico in 2007, the ramp-up production of the Zamzama field (Eni’s interest 17.75%) and start-up of the Badhra field (Eni operator with a 40% interest) in Pakistan and in Kazakhstan. Production decreased in the United Kingdom and Italy due to mature field declines.

Oil and gas production sold amounted to 313.9 mmboe. The 10.8 mmboe difference over production mainly reflected volumes of gas consumed in operations (8 mmboe).

First Half
2007	2007	2008	Change	% Ch.

1,736	Production of oil and natural gas (a) (b)	(kboe/d)	1,735	1,784	49	2.8
212	Italy		219	205	(14)	(6.4)
594	North Africa		583	639	56	9.6
327	West Africa		335	315	(20)	(6.0)
261	North Sea		275	243	(32)	(11.6)
112	Caspian Area		117	131	14	12.0
230	Rest of world		206	251	45	21.8
611.4	Oil and natural gas sold (a)	(mmboe)	302.3	313.9	11.6	3.8
First Half
2007	2007	2008	Change	% Ch.

1,020	Production of liquids (a)	(kbbl/d)	1,028	1,005	(23)	(2.2)
75	Italy		76	71	(5)	(6.6)
337	North Africa		331	340	9	2.7
280	West Africa		286	269	(17)	(5.9)
157	North Sea		163	143	(20)	(12.3)
70	Caspian Area		75	86	11	14.7
101	Rest of world		97	96	(1)	(1.0)
First Half
2007	2007	2008	Change	% Ch.

4,114	Production of natural gas (a) (b)	(mmcf/d)	4,063	4,472	409	10.4
790	Italy		820	770	(50)	(6.1)
1,474	North Africa		1,446	1,718	272	18.8
274	West Africa		279	261	(18)	(6.5)
595	North Sea		647	574	(73)	(11.3)
238	Caspian Area		238	261	23	9.7
743	Rest of world		633	888	255	40.3

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes production volumes of natural gas consumed in operations (284 and 292 mmcf/d in the first half of 2008 and 2007, respectively, and 296 mmcf/d in 2007).

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(1)	For a definition of PSA see “Glossary” below.

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Main exploration
and development projects

NORTH AFRICA
Algeria Exploration activities yielded positive results in the following areas: a) Block 404 (Eni’s interest 12.5%) with the BKNE-24 and HBNSE-12 appraisal wells, with the latter starting production through existing facilities; b) Blocks 401a and 402a with the ROD-21 appraisal well that started production through existing facilities.
Development activities mainly regarded continuation of the Rom Integrated project, which provides for the construction of a new oil treatment plant with a capacity of 32 kbbl/d.
The State oil company Sonatrach has requested to renegotiate economic terms of certain PSAs operated by Eni or Eni co-venturers, in particular the producing Blocks 401a/402a (Eni’s interest 55%) and 404 (Eni’s interest 12.25%) and Block 208 (Eni’s interest 12.25%) under development. Sonatrach’s request originated from certain changes to the Algerian tax framework for oil activities whereby Sonatrach is allegedly required to pay an increased tax burden on behalf of foreign oil companies with respect to the previous regime. Consequently Sonatrach is claiming to renegotiate contractual terms of the above mentioned PSAs in order to restore the initial economic equilibrium. At present, management is not able to foresee the final outcome of such renegotiations.

Egypt Exploration activities yielded positive results: a) offshore the Nile Delta with the Satis-1 discovery (Eni’s interest 50%), aimed at supporting the expansion plan of the Damietta LNG plant; b) onshore with the Eky oil discovery (Eni operator with a 100% interest).
In the first half of 2008 a number of fields started production: (i) the West Ashrafi (Eni’s interest 100%) field was completed underwater and linked to existing facilities. Current production amounts to approximately 2 kboe/d; (ii) in the Ras el Barr concession (Eni’s interest 50%), the Taurt field was linked to the onshore West Harbour treatment plant. Current production of about 5 kboe/d (1.7 net to Eni) is expected to peak at about 38 kboe/d (13 net to Eni) in the fourth quarter of 2008; (iii) in the el Temsah concession (Eni operator with a 50% interest), development activities progressed at the Denise A platform achieving early production in late 2007. The production build-up was reached in the first half of 2008 through the completion of phase A of the development plan. Current production amounts to 35 kboe/d (10 net to Eni). The Taurt and Denise fields are expected to ensure natural gas supplies of 23 kboe/d to the first train of the Damietta LNG plant.
In the Gulf of Suez optimization activities progressed at the Belayim field (Eni’s interest 100%) by finalizing basic engineering for the upgrading of the water injection system intended to recover residual reserves.
Development activities are underway offshore the Nile Delta, particularly in the Thekah concession (Eni operator with a 50% interest) and the North Bardawil concession (Eni operator with a 60% interest). Upgrading of el Gamil compression plant progressed by adding new capacity.
Eni and the partners of Damietta LNG plant have planned to double the capacity of this facility through the construction of a second train with a treatment capacity of 265 bcf/y of gas with start up expected in 2012. Eni will provide 88 bcf/y to the second train for a period of twenty years. The project is expected to be approved by the Egyptian authorities before the end of 2008. The reserves have been already identified which are destined to feed this second train, including any additional amounts that must be developed to meet the country’s domestic requirements under existing laws.
In April 2008, Eni signed a memorandum of understanding relating to the thermoelectric sector in Egypt whereby the Company will provide its technology for the combined production of electricity and steam from gas-fired plants.

Libya Exploration activities yielded positive results in: a) the offshore Block NC41 (Eni’s interest 100%), where the U1-NC41 discovery well showed the presence of oil and natural gas and the D4-NC41 appraisal well was successfully tested; b) in former Concession 82 (Eni’s interest 50%), the YY1-82 discovery well showed the presence of oil.
In June 2008, Eni and the Libyan national oil company (“NOC”) finalized six Exploration and Production Sharing contracts (EPSA) converting the original agreements that regulated Eni’s exploration and development activities in the country. The new contracts have incorporated general terms and conditions set in the framework agreement signed in October 2007[2]. Terms of Eni titles in Libya have been extended till 2042 and 2047 for oil and gas properties respectively. The two partners have also agreed to develop a number of industrial initiatives designed to monetize the large reserve base, particularly through the implementation of important gas projects. The economic effects and Eni’s production entitlements based on the new contracts have been determined effective from January 1, 2008. Also the tax burden on Eni’s taxable

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(2)	For more information see “Operating Review, Exploration & Production, Main exploration and development projects” in Annual Report 2007.

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profit has been determined based on the renewed tax framework applicable to foreign oil companies operating under PSAs schemes. This new tax regime was enacted in 2007. In line with past practice, NOC has retained the role of tax agent on behalf of foreign oil companies. This tax regime does not alter the agreed economic value of the EPSAs currently in place between Eni and NOC. Based on the arrangements agreed upon with NOC, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities amounting to US $ 265 million (see Financial Review, below).

Tunisia Exploration activities yielded positive results: a) onshore in the Adam Block (Eni operator with a 25% interest), where the MEJDA-1 well showed the presence of oil and gas; b) onshore in the Bek Block (Eni operator with a 25% interest), where the ABIR-1 well found oil and gas.
The ongoing development projects mainly regarded the optimization of production at the Oued Zar (Eni operator with a 50% interest) and El Borma (Eni’s interest 50%) fields.
Development activities started also at the production platform of the Maamoura (Eni’s interest 49%) and Baraka (Eni’s interest 49%) fields. Production start-up is expected in 2009.

WEST AFRICA
Angola Exploration activities yielded positive results in: a) Block 15/06 (Eni operator with a 35% interest) with the Ngoma-1 and Sangos-1 oil discoveries. The Sangos discovery was declared of commercial interest; b) Block 0 (Eni’s interest 9.8%) with the Kambala appraisal well; c) the development area of former Block 14 (Eni’s interest 20%) with the Lucapa-5 appraisal well.
In May 2008, Eni acquired a 10% interest in the Cabinda North Block from the state oil company Sonangol.
As part of Phase C of the development of reserves in the Kizomba deep offshore area, the Mondo and Saxi/Batuque fields in Block 15 (Eni’s interest 20%) were started-up by means of an FPSO vessel. Peak production at 100 kbbl/d (18 net to Eni) is expected in 2008 and 2009, respectively.

Congo In May 2008, Eni defined a cooperation agreement with the Republic of Congo intend to develop the country’s mineral potential. The agreement provides for: (i) development and extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits. The two deposits that cover acreage of approximately 1,790 square kilometers are deemed to	contain significant amount of resources based on a recent survey. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to fully convert the heavy barrel into high-quality light products. The project will also benefit from synergies resulting from the close proximity of the M'Boundi oilfield (Eni’s interest 80.1%); (ii) collaboration in the use of vegetable oils, aimed at covering domestic demand for food uses and using exceeding amounts for the production of bio-diesel with Eni’s proprietary technology Ultra-Bio-Diesel; (iii) construction of a 450 MW electricity generation plant near the Djeno oil terminal, with start-up expected in 2009. The power station (Eni’s share 20%) will be fired with the associated natural gas from the operated M’Boundi field and offshore discoveries in Permit Marine XII (Eni operator with a 90% interest) contributing to the reduction of gas flaring.
This project aims at qualifying as Clean Development Mechanism in implementing the Kyoto protocol and as a contribution to the sustainable development of the Country.
Development activities at the Awa Paloukou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) fields are underway. Production is expected to start in the second half of 2008 peaking at 13 kboe/d net to Eni in 2009.

Nigeria Eni exercised its pre-emption rights on the remaining 49.81% interest in Blocks OML 125 and 134 (Eni’s interest 50.19%). This transaction is subject to approval by relevant authorities.
In Blocks OML 60, 61, 62 and 63 (Eni operator with a 20% interest) development activities of gas reserves are underway: (i) the basic engineering work for increasing capacity at the Obiafu/Obrikom plant was completed. The project also provides for installation of a new treatment plant and transport facilities; (ii) the development plan of the Tuomo gas field has been progressing. Production is expected to start by means of linkage to the Ogbainbiri treatment plant. These activities target to supply 311 mmcf/d of feed gas to the Bonny liquefaction plant (Eni’s interest 10.4%) for a period of 20 years.
In the OML 120/121 blocks (Eni operator with a 40% interest), the Oyo oil discovery is under development. The project provides for the installation of an FPSO unit with production start-up expected in 2009.

NORTH SEA
Norway Exploration activities yielded positive results in: a) the Prospecting License 312 (Eni’s interest 17%) with the Gamma gas discovery at a depth of about 2,500

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meters. Production will be treated at the nearby Aasgard facilities (Eni’s interest 14.82%); b) the Prospecting License 112 (Eni operator with a 20% interest), the Marulk discovery was appraised leading to an estimated mineral potential ranging from 80 to 120 mmboe; c) the Prospecting License 293 (Eni operator with a 45% interest), with the gas and condensate Aphrodite discovery. Ongoing pre-development activities aim to assessing the economic viability of the project.
In February 2008, following an international bid procedure, Eni was awarded operatorship of 2 exploration licenses with a 40% and 65% stake, respectively, in the Barents Sea and further 3 licenses in the Norwegian Sea with stakes from 19.6% to 29.4%.
Development activities concerned in particular optimization of producing fields, in particular Ekofisk (Eni’s interest 12.39%), Aasgard (Eni’s interest 14.82%), Heidrun (Eni’s interest 5.12%) and Norne (Eni’s interest 6.9%) through infilling activities designed to support production levels.
In May 2008, the relevant authorities sanctioned the development plan for the Morvin discovery (Eni’s interest 30%). The basic design provides linkage to existing production facilities that will be upgraded. Production start-up is expected in the first quarter of 2010.
Drilling program started at the Tyrihans field (Eni’s interest 6.23%) that will be developed through synergies with the production facilities of Kristin (Eni’s interest 8.25%). Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.
In Prospecting Licence 229 (Eni operator with a 65% interest) appraisal activities continued on the Goliath oil discovery. The project is progressing according to schedule with start up expected in 2012 and production expected to plateau at 100 kbbl/d. In the first half of 2008 contracts were awarded for the study of two possible development plans by means of a cylindrical FPSO unit. The final investment decision is expected before the end of 2008.

United Kingdom Exploration activities yielded positive results in: a) the Block 16/23 (Eni’s interest 16.67%) with the oil and gas Kinnoul discovery. The discovery is planned to be developed in synergy with the production facilities of Andrew (Eni’s interest 16.21%); b) the Block 30/6 (Eni’s interest 33%) gas and condensates were found nearby the recent Jasmine discovery. Joint development of these two structures is being assessed in combination with existing facilities.	In June 2008, Eni signed a Memorandum of Understanding with the British company Tullow Oil to purchase a 52% stake and the operatorship of fields in the Hewett Unit in the British section of the North Sea and relevant facilities including the associated Bacton terminal. Eni aims to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 177 bcf capacity to support seasonal upswings in gas demand in the UK. Once completed, it will be the largest storage site in the UK. This transaction is expected to close by the end of 2008.
Pre-development activities are underway at the Burgley discovery (Eni’s interest 7.1%). The project sanction is expected in the second half of 2008.
Development activities concerned: (i) optimization of producing fields, in particular J-Block (Eni’s interest 33%) and the Liverpool Bay area (Eni’s interest 59.3%) trough the upgrading of existing facilities; (ii) infilling actions at the Flotta Catchment Area (Eni’s interest 20%) and Mac Culloch (Eni’s interest 40%) field targeting to maintain production levels.
Development activities progressed at the West Franklin field (Eni’s interest 21.87%) by completing a new development well expected to peak at 20 kboe/d (4 net to Eni) in the second half of 2008.

CASPIAN AREA
Kazakhstan - Kashagan Eni is the single operator of the North Caspian Sea Production Sharing Agreement (NCSPSA) with a participating interest equal to 18.52% as of December 31, 2007. The other partners of this initiative are Total, Shell and ExxonMobil, each with a participating interest of 18.52%, ConocoPhillips with 9.26%, and Inpex and KazMunaiGas each with 8.33%.
On January 14, 2008, all parties to the NCSPSA consortium and the Kazakh authorities signed a memorandum of understanding for the amicable solution of a dispute that commenced in August 2007 about the economic terms of the Kashagan development project. The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh company KazMunaiGas and the stakes held by the other four major shareholders will each be equal to 16.81%. These changes will be effective from January 1, 2008. The Kazakh partner will pay to the other co-venturers an aggregate amount of US $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the

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NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project; (iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners. Although the project continued during the negotiation process, its progress was delayed due to lack of approval of relevant contracts. In April 2008, the NCPSA consortium partners filed with the Kazakh authorities a revised budget and schedule (expenditures and first oil) for the execution of phase-one of the project (the so called “Experimental Program”). Parties have agreed to reach a final approval of the revised budget of phase one by October 15, 2008. Parties have also agreed to extend the variable value transfer mechanism to higher oil prices and to define a schedule to finalize the arrangements intended to enact terms and conditions contained in the MOU that was signed in January 2008. In the meantime, the Kazakh authorities approved the 2008 budget and relevant working plan as well as outstanding contracts.

Kazakhstan - Karachaganak In April 2008, the Kazakh authorities approved a tax decree enacting a new duty tax on crude oil exports. Eni and the Kazakh authorities are currently assessing whether this new duty tax is applicable to oil exports from the Karachaganak field where Eni is co-operator with a 32.5% stake, taking into account that certain clauses in the PSA regulating activities at the field provide the stability of the tax burden for the venturers.

REST OF WORLD
Australia Exploration activities yielded positive results in: a) the Block WA-328-P (Eni operator with a 67% interest) with the offshore Charon-1 oil discovery; b) the Block JPDA 06-105 (Eni operator with a 40% interest), located in the international offshore cooperation zone between East Timor and Australia, where the Kitan-1 exploration well showed the presence of oil at a depth of 3,658 meters and yielded 6.1 kbbl/d in test production. In June 2008, the oilfield development area was approved by the Timor Sea Designated Authority pursuant to the declaration of commercial discovery that was made by Eni. Activities are ongoing for the preparation of development plan to be filed with relevant authorities within 12 months.
In the first half of 2008 development activities have been completed in the southern area of the Woollybutt field (Eni operator with a 65% interest) with the drilling of a new production well that was	linked to an FPSO unit. Production rump-up is expected in the second half of the year.
Development activities are underway at the Blacktip field (Eni operator with a 100% interest). The development strategy is expected to be deployed envisaging installation of a platform that will be linked to an onshore treatment plant. Engineering activities and the offshore facilities have been completed. Start-up is expected in 2009, peaking at 26,133 mmcf/year in 2010. Natural gas production is destined to supply a power station plant.

India In April 2008, Eni made a cash offer to acquire up to 20% of the share capital of Hindustan Oil Exploration Ltd pursuant to the acquisition of Burren Energy plc, resulting in the indirect acquisition of 27.17% of the share capital of the target company. This company is listed on the main Indian stock markets. The offer process closed successfully early in August 2008. As a result Eni increased its interest to 47.17%.

Indonesia In May 2008, following an international bid procedure, Eni was awarded the operatorship of the West Timor exploration block extending over an offshore and onshore area of about 4,000 square kilometers.
Development activity concerned: (i) in the Krueng Mane permit (Eni operator with an 85% interest) the drilling preliminary activities was completed. The drilling program is expected to start in the second half of the year; (ii) in the Bukat permit (Eni operator with a 66.25% interest), the seismic data campaign was completed.

Pakistan Exploration activities yielded positive results in: a) the Mubarak Block (Eni’s interest 38%) with the Squib gas discovery that yielded 700 kmc/d in test production; b) the Latif exploration licence, where the Latif-2 appraisal well allowed to confirm the presence of new reserves and the mineral potential of the area.
As part of the development of reserves in the Bhit permit (Eni operator with a 40% interest) the third treatment unit was started and increased the plant capacity by 46 bcf leading to the start-up of the satellite Badhra field.

Qatar Eni signed a memorandum of understanding with the state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas. The agreement also envisages the development of joint projects in the petrochemical industry and power generation.

United States - Gulf of Mexico Offshore exploration activities yielded positive results: a) in Block Mississippi Canyon 771 (Eni’s interest 25%) with the oil and gas

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Kodiak discovery near the operated Devil’s Tower platform (Eni’s interest 75%); b) in Block Walker Ridge 508 (Eni’s interest 15%) the Stones-3 discovery well found oil. This discovery is part of the exploration assets acquired from Dominion Resources; c) in Block Mississippi Canyon 459 (Eni’s interest 100%) with the Appaloosa and Aransas oil discoveries.
In March 2008, following an international bid procedure Eni was awarded 32 exploration blocks. The subsequent development phase will leverage synergies relating to the proximity of acquired acreage to existing operated facilities.
The development program of the Longhorn discovery (Eni’s interest 75%) was sanctioned. The project provides for installation of a fixed platform linked to 3 underwater wells. Start-up is expected in the first quarter of 2009 with peak production at 28 kboe/d (about 19 net to Eni) in 2009.

United States - Alaska In February 2008, following an international bid procedure Eni was awarded 18 offshore exploration blocks, 4 of which as operator, in the Chukchi Sea. The acquired acreage is estimated to have significant mineral potential and will strengthen Eni’s position in the area.
The phased development plan of Nikaitchuq field (Eni operator with a 100% interest) was sanctioned. Production is expected to start in 2009 with production plateau at 25 kboe/d in 2014.
In June 2008, production started at the Ooguruk oil field (Eni’s interest 30%), in the Beaufort Sea, by linking to onshore facilities located on an artificial island. Peak production at 17 kboe/d is expected in 2011.

Venezuela In February 2008, Eni and the Venezuelan Authorities reached a final settlement over the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive cash compensation in line with the carrying amount of the expropriated asset. Part of this cash compensation has been collected in the period. Eni believes this settlement represents an important step towards improving and strengthening cooperation with the	Venezuelan State oil company PDVSA.
As part of improving cooperation with PDVSA, on February 29, 2008 the two partners signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA (60%) and Eni (40%) will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil. In particular, it will make available its EST (Eni Slurry Technology) proprietary technology. This is a highly innovative technology for the complete conversion of heavy oils into high-quality light products.
In the first quarter of 2008, production started at the Corocoro field (Eni’s interest 26%) in the Gulf of Paria West Block. A second development phase is expected to be designed based on the results achieved in the first one regarding well production rate and field performance under water and gas injection. A production peak of 66 kbbl/d (17 net to Eni) is expected in 2010.

Italy In the offshore Sicily, the operated gas discovery Cassiopea 1 (Eni’s interest 60%) was made yielding excellent results.
In February 2008 Eni exercised its pre-emption right on the 13% stake in the Serra San Bernardo exploration permit in Basilicata. With this transaction Eni holds 63.34% interest.
In the first half of 2008, development activities concerned in particular: (i) optimization of producing fields by means of sidetracking and infilling (Cervia, Bonaccia, Barbara, Emma, Fratello-Nord, Hera-Lacinia, Gela, Fiumetto and Cascina Cardana); (ii) continuation of drilling and upgrading of producing facilities in the Val d’Agri; (iii) development of the Annamaria field.
The Miglianico project has been put on hold due to a determination made by the Region of Abruzzo that suspended the validity of authorizations previously granted for the construction of the treatment center.

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Capital expenditures
Capital expenditures of the Exploration & Production division (euro 4,462 million) concerned development of oil and gas reserves (euro 2,827 million) directed mainly outside Italy, in particular Egypt, Kazakhstan, Angola and Congo. Development expenditures in Italy concerned well drilling program and facility upgrading in Val d’Agri and sidetrack and infilling interventions in mature fields.
About 93% of exploration expenditures that amounted to euro 981 million were directed outside Italy in particular to the United States, Egypt, Angola, Libya, Norway and the United Kingdom. In Italy, exploration activities were directed mainly to the offshore of Sicily.

Acquisition of proved and unproved property concerned mainly the extension of the duration of Eni’s	mineral rights in Libya pursuant to a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal went effective from January 1, 2008.

As compared to the first half of 2007, capital expenditures increased by euro 1,625 million, up 57.3%, due to increased development expenditures in Egypt, Nigeria, United States and Kazakhstan.

In the first half of 2008 the Exploration & Production division completed the acquisition of Burren Energy Plc for cash consideration amounting to euro 1.7 billion (total cash consideration for this transaction amounted to euro 2.3 billion which includes the amount of Burren’s shares purchased in December 2007).

(million euro)	First Half
2007	2007	2008	Change	% Ch.

96	Acquisitions of proved and unproved property	96	621	525	..
11	North Africa	11	601	590
	West Africa		13	13
85	Rest of world	85	7	(78)
1,659	Exploration	748	981	233	31.1
104	Italy	62	71	9	14.5
380	North Africa	169	213	44	26.0
239	West Africa	138	139	1	0.7
193	North Sea	124	148	24	19.4
36	Caspian Area	19	7	(12)	(63.2)
707	Rest of world	236	403	167	70.8
4,788	Development	1,965	2,827	862	43.9
606	Italy	254	357	103	40.6
145	of which: storage	34	98	64	..
948	North Africa	395	542	147	37.2
1,343	West Africa	522	780	258	49.4
397	North Sea	203	212	9	4.4
733	Caspian Area	316	435	119	37.7
761	Rest of world	275	501	226	82.2
82	Other expenditures	28	33	5	17.9
6,625		2,837	4,462	1,625	57.3

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Gas & Power

Key performance indicators
First Half
2007	(million euro)	2007	2008

27,633	Net sales from operations (a)		13,722	16,892
4,127	Operating profit		2,106	2,284
4,092	Adjusted operating profit (b)		2,202	2,165
2,225	Marketing		1,263	1,093
1,419	Regulated businesses in Italy		714	816
448	International transport		225	256
2,936	Adjusted net profit		1,577	1,579
5,077	EBITDA pro-forma adjusted (b)		2,688	2,642
3,065	Marketing		1,670	1,521
1,289	Regulated businesses in Italy		648	752
723	International transport		370	369
1,366	Capital expenditures		526	871
20,547	Adjusted capital employed, net		18,451	20,045
14.9	Adjusted ROACE	(%)	16.6	15.3
98.96	Worldwide gas sales	(bcm)	48.87	53.07
5.39	of which: E&P sales (c)		2.24	3.32
6.61	Customers in Italy	(million)	6.55	6.61
83.28	Gas volumes transported in Italy	(bcm)	41.89	45.36
33.19	Electricity sold	(TWh)	16.24	15.37
11,582	Employees at period end	(units)	11,861	11,381

(a)	Before elimination of intragroup sales.
(b)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the power generation activity are reported within the marketing business as it is ancillary to the latter. Results from Regulated businesses in Italy include results from Transport, Distribution and Re-gasification activities in Italy. Prior period data have been restated accordingly.
(c)	Exploration & Production sales in Europe and in the Gulf of Mexico.

NATURAL GAS
Supply of natural gas
In the first half of 2008 Eni’s consolidated subsidiaries supplied 45.07 bcm with a 3.18 bcm increase from the first half of 2007, up 7.6% reflecting higher sales due to strong seasonal factors in the first quarter. Natural gas volumes supplied outside Italy (41.03 bcm), imported in Italy or sold on European and extra European markets, represented 91% of total supplies with a 3.61 bcm increase from the first half of 2007, up	9.6%. Higher volumes were purchased from: (i) Algeria via pipeline (up 0.95 bcm); (ii) the Netherlands (up 0.90 bcm); (iii) Russia (up 0.66 bcm); (iv) Libya (up 0.41 bcm) in line with the build-up of gas production from Eni-operated fields.
Supplies in Italy (4.04 bcm) declined by 0.43 bcm, down 9.6%, from the first half of 2007 due to mature field declines.

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Supply of natural gas
(bcm)	First Half
2007	2007	2008	Change	% Ch.

8.65	Italy	4.47	4.04	(0.43)	(9.6)
18.79	Russia for Italy	9.34	10.00	0.66	7.1
4.65	Russia for Turkey	2.46	2.65	0.19	7.7
16.55	Algeria	8.81	9.76	0.95	10.8
7.74	Netherlands	3.35	4.25	0.90	26.9
5.78	Norway	2.90	2.98	0.08	2.8
9.24	Libya	4.61	5.02	0.41	8.9
3.15	United Kingdom	1.57	1.47	(0.10)	(6.4)
2.87	Hungary	1.45	1.67	0.22	15.2
1.86	Algeria (LNG)	0.85	0.89	0.04	4.7
2.32	Others (LNG)	1.14	0.95	(0.19)	(16.7)
1.30	Other supplies Europe	0.57	0.99	0.42	73.7
0.90	Outside Europe	0.37	0.40	0.03	8.1
75.15	Outside Italy	37.42	41.03	3.61	9.6
83.80	Total supplies of Eni’s own company	41.89	45.07	3.18	7.6
1.49	Offtake from (input to) storage	0.92	0.33	(0.59)	(64.1)
(0.46)	Network losses and measurement differences	(0.22)	(0.12)	0.10	(45.5)
84.83	Available for sale of Eni’s own companies	42.59	45.28	2.69	6.3
8.74	Available for sale of Eni’s affiliates	4.04	4.47	0.43	10.6
5.39	E&P volumes	2.24	3.32	1.08	48.2
98.96	Total available for sale	48.87	53.07	4.20	8.6

TAKE-OR-PAY
In order to meet medium and long-term demand growth for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. The residual average life of the Company’s supply portfolio currently amounts to approximately 21.5 years. Such contracts, which generally contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas supplies by 2010. The finalization of the purchase of the Belgian company Distrigaz (for details on this deal see Development Projects below) will entail significant expansion in Eni’s supply portfolio with an addition of long-term supplies of approximately 14.7 bcm (Norway, the Netherlands and Qatar) having residual average life of about 14 years. Eni’s supply portfolio will be more diversified and less risky, as Eni will depend from one single supplier for about 20% of total projected supplies in 2011.
Despite the fact that an increasing portion of natural gas volumes is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to possible implementation of all publicly announced plans for the construction of new supply infrastructures via pipeline and LNG terminals, and the evolution of Italian	regulations of the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts.

Sales of natural gas
In the first half of 2008, natural gas sales were 53.07 bcm, an increase of 4.20 bcm or 8.6% from the first half of 2007 driven by an increase in international sales that were up by 20.1% mainly reflecting in addition to the higher seasonal sales recorded in the first quarter, organic growth achieved in European markets. Sales included own consumption, sales by affiliates and upstream sales in Europe and the Gulf of Mexico.

Natural gas sales in Italy (28.60 bcm, including own consumption) grew by 0.10 bcm from the first half of 2007, up 0.4%, primarily reflecting higher supplies to the power generation segment (up 1.23 bcm) and higher seasonal sales to residential customers (up 0.57 bcm). These increases were partially offset by lower supplies to wholesalers (down 1.76 bcm) and to industrial customers (down 1.03 bcm) mainly relating to competitive pressure and a gas release program (up 1.17 bcm) agreed by Eni and the Italian Antitrust Authorithy[3] late in 2007.

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(3)	In June 2004, Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network. In March 2007 a new gas release program was signed for volumes amounting to 4 bcm of natural gas to sell in the two thermal years from October 1, 2007 to September 30, 2009 at a virtual exchange point in the Italian market.

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International sales amounted to 24.47 bcm with a 4.10 bcm increase (up 20.1%).

Sales to importers in Italy (6.84 bcm) increased by 1.13 bcm, up 19.8%, mainly due to the circumstance that in 2007 part of these sales was replaced with direct sales in Italy.

Gas sales on European markets (13.17 bcm including affiliates) increased by 1.69 bcm, up 14.7%, reflecting also market share gains. Main increases were registered in: (i) the Iberian Peninsula (up 0.71 bcm), due to higher	supplies to wholesalers; (ii) Germany-Austria (up 0.37 bcm) due to higher supplies to wholesalers; (iii) France (up 0.26 bcm) due to marketing initiatives targeting small businesses and residential customers; and (iv) Turkey (up 0.18 bcm), due to the progressive reaching of full operations of the Blue Stream pipeline.

Sales to markets outside Europe (1.14 bcm) grew by 0.20 bcm, up 21.3%, on the back of higher LNG sales to the Asiatic markets by the affiliate Unión Fenosa Gas (Eni’s share 50%).

Gas sales by market
(bcm)	First Half
2007	2007	2008	Change	% Ch.

56.13	Italy	28.50	28.60	0.10	0.4
10.01	Wholesalers	6.21	4.45	(1.76)	(28.3)
2.37	Gas release	0.95	2.12	1.17	..
1.90	Italian exchange for gas and spot markets	0.68	0.52	(0.16)	(23.5)
12.77	Industries	6.83	5.80	(1.03)	(15.1)
11.77	Industries	6.33	5.21	(1.12)	(17.7)
1.00	Medium-sized enterprises and services	0.50	0.59	0.09	18.0
17.21	Power generation	7.81	9.04	1.23	15.7
5.79	Residential	3.15	3.72	0.57	18.1
6.08	Own consumption	2.87	2.95	0.08	2.8
42.83	International sales	20.37	24.47	4.10	20.1
10.67	Importers in Italy	5.71	6.84	1.13	19.8
24.35	European markets	11.48	13.17	1.69	14.7
6.91	Iberian Peninsula	2.92	3.63	0.71	24.3
5.03	Germany-Austria	2.28	2.65	0.37	16.2
4.62	Turkey	2.46	2.64	0.18	7.3
3.15	Northern Europe	1.57	1.47	(0.10)	(6.4)
2.74	Hungary	1.37	1.59	0.22	16.1
1.62	France	0.77	1.03	0.26	33.8
0.28	Other	0.11	0.16	0.05	45.5
2.42	Extra European markets	0.94	1.14	0.20	21.3
5.39	E&P in Europe and in the Gulf of Mexico	2.24	3.32	1.08	48.2
98.96	Worldwide gas sales	48.87	53.07	4.20	8.6

Gas sales by entity
(bcm)	First Half
2007	2007	2008	Change	% Ch.

84.83	Sales of consolidated companies	42.59	45.28	2.69	6.3
56.08	Italy (including own consumption)	28.47	28.57	0.10	0.4
27.86	Rest of Europe	13.76	16.32	2.56	18.6
0.89	Outside Europe	0.36	0.39	0.03	8.3
8.74	Sales of Eni’s affiliates (net to Eni)	4.04	4.47	0.43	10.6
0.05	Italy	0.03	0.03
7.16	Rest of Europe	3.43	3.69	0.26	7.6
1.53	Outside Europe	0.58	0.75	0.17	29.3
5.39	E&P in Europe and in the Gulf of Mexico	2.24	3.32	1.08	48.2
98.96	Worldwide gas sales	48.87	53.07	4.20	8.6

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Electricity sales
In the first half of 2008 sales of electricity (15.37 TWh) were directed to the free market (76%), the electricity exchange (12%), industrial sites (9%) and GSE/Cip 6 (3%). In the first half of 2008 sales declined by 0.87 TWh, down 5.4%, reflecting lower traded volumes. The decrease mainly regarded volumes to the electricity	exchange. Sales on the free market to wholesalers increased due to higher spot sales, and so did sales to industrial users due to new customers acquired. Customers whom the Company jointly supplies gas and electricity amounted approximately to 177,000 units as of June 30, 2008 57,000 higher than at December 31, 2007 (120,000 customers).

Electricity sales
(TWh)	First Half
2007	2007	2008	Change	% Ch.

20.73	Free market	9.67	11.76	2.09	21.6
8.66	Italian Exchange for electricity	4.61	1.80	(2.81)	(61.0)
2.81	Industrial plants	1.41	1.39	(0.02)	(1.4)
0.99	Electricity Services Operator	0.55	0.42	(0.13)	(23.6)
33.19		16.24	15.37	(0.87)	(5.4)
25.49	Electricity production	12.15	12.28	0.13	1.1
7.70	Trading of electricity	4.09	3.09	(1.00)	(24.4)

Transport and regasification
of natural gas
Eni transported 45.36 bcm of natural gas in Italy, an increase of 3.47 bcm from the first half of 2007, up 8.3% due mainly to increased volumes of natural gas input in the national grid for the rebuilding of stocks in the second quarter following the relevant amounts sold in the first quarter.	Volumes of natural gas transported on behalf of third parties (18.10 bcm) increased by 2.92 bcm from the first half of 2007, up 19.2%. In the first half of 2008, the LNG terminal in Panigaglia (La Spezia) regasified 0.91 bcm of natural gas (1.31 bcm in the first half of 2007).

Gas volumes transported in Italy (a)
(bcm)	First Half
2007	2007	2008	Change	% Ch.

52.39	Eni	26.71	27.26	0.55	2.1
30.89	On behalf of third parties	15.18	18.10	2.92	19.2
83.28		41.89	45.36	3.47	8.3

(a)	Include amounts destined to domestic storage.

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ENI OPERATING AND FINANCIAL REVIEW / OPERATING REVIEW

Development projects

MARKETING
Distrigaz acquisition
On May 29, 2008, as a result of an auction process that involved all the major European gas players, Eni signed a binding agreement with the French company Suez-Tractebel for the acquisition in cash of a 57.243% majority stake in the Belgian company Distrigaz SA, listed on the Euronext Brussels Stock Exchange, for euro 2.74 billion. The deal values Distrigaz at euro 4.8 billion. The holding company of Belgian utilities, Publigas, owns a 31.254% interest in Distrigaz. The remaining 11.503% of the share capital is floating. The Kingdom of Belgium owns a golden share, which is allowed to exercise in case there is a threat to national interests. Distrigaz is the incumbent natural gas operator on the Belgian market with total sales amounting to 17 billion cubic meters in 2007 mainly to the industries, resellers and electricity producers in Belgium. It also sells gas in France, Germany, the Netherlands and Luxembourg. About 90% of its sales are supplied by long-term contracts with Norway, the Netherlands and Qatar. In addition it owns gas infrastructure and an 11% interest in Interconnector UK Ltd, the company that owns the interconnection of the transit gas networks between Belgium and the UK. Transit capacity on the Troll and vTn/rTr gas pipelines are marketed by its affiliate Distrigaz & Co, which is being divested[4].
In 2007, Distrigaz reported net consolidated sales amounting to euro 4.3 billion and consolidated net profit after minority interests amounting to euro 294 million.
The deal is expected to be finalized by the end of 2008, as soon as authorization from the European Commission is granted and other conditions are met, including the condition that the municipal holding company Publigaz SCRL waives its rights of pre-emption over the transfer of shares from Suez to Eni. Following the closing, Eni will launch a mandatory tender offer on the remaining shares of Distrigaz. On July 30, 2008 Eni and Publigaz signed a shareholders agreement intended to regulate the governance of Distrigaz. This agreement provides the right of Publigaz to put its shares to Eni in accordance with the terms contained in the shareholders agreement. Publigaz has currently waived its pre-emption rights	on the 57.243 stake of the share capital of Distrigaz being sold.
The deal will strengthen Eni’s leadership in the European gas market and accelerate its growth strategy by ensuring Eni a strong foothold in Belgium, a key country in the European gas market due to being a liquid gas market and its high level of interconnectivity  with the Centre-North European transit gas networks.
Furthermore, Eni signed a preliminary agreement with Suez to dispose of certain assets, also targeting optimization of its asset portfolio. Eni’s consideration assets include: (i) Eni’s network of low-pressure pipelines serving the consumer area of Rome; this is a 5,300-kilometer long network; (ii) interests in some of Eni’s exploration and production properties. Also the two partners are negotiating certain long-term supply contracts whereby Eni will supply to Distrigaz: (i) volumes of electricity up to a maximum of 1.1 GW of generation capacity for 20 years; (ii) volumes of gas to be delivered in Italy and outside Italy up to a 20-year period and an option for Distrigaz to purchase LNG volumes equivalent to 0.9 bcm to be delivered to the Gulf of Mexico for 20 years.

France: agreement for the acquisition of a stake in Gaz de Bordeaux Energie Services
On July 15, 2008 Eni signed an agreement to purchase a 17% stake in the share capital of Gaz de Bordeaux Energie Services SAS. Also Eni’s associate Altergaz (Eni’s interest being 38%) intends to purchase a stake of a similar size. The two partners plans to support the development of the target company by supplying it with up to 250 million cubic meters of gas per year for ten years to expand sales to residential, commercial and industrial customers, targeting a potential market of approximately 250,000 customers.

Russia: Supply contract to TGK-9
On July 8, 2008 Eni signed a gas sale contracts with TGK-9, a Russian producer of electricity. Under the terms of the contracts, as of June 1, 2008, Eni will sold to the customer 350 million cubic meters of gas per year, with expected build-up by 2010. Based on this deal, Eni will become the first European player to enter the Russian gas downstream market, the second largest in the world in terms of consumption.

_______________

(4)	The closing of this transaction might entail the payment of compensation by Eni to Suez, or vice versa, according to the actual price of the transaction.

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LNG
Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% stake in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 bcm/y of natural gas. In the first half of 2008, the Gas & Power segment withdrew approximately 0.7 mmtonnes of LNG to be marketed in Europe.
The partners of the project (Unión Fenosa Gas, the state owned Egyptian company EGAS and oil producers Eni and BP) defined terms and conditions for doubling the plant capacity. The project is expected to be approved by the Egyptian authorities by end of 2008.

USA
Eni is implementing a global development strategy of its LNG business targeting expansion in the strategic US market where Eni holds a 40% capacity entitlement in the Cameron re-gasification terminal for 20 years. The plant is currently under construction on the coast of Louisiana and is planned to have initial outbound capacity of 15.5 bcm/y (6 net to Eni). Operations are expected to start between end of 2008 and the first quarter of 2009. Eni is implementing certain initiatives to ensure its share of supplies to the plant.
In addition, in the framework of the Angola LNG project providing for the construction of an LNG plant designed to produce 5.2 mmtonnes/y of LNG (approximately 5.6 bcm/y) destined to the US market, Eni purchased a share of 5.6 bcm/y of the capacity of the Pascagoula re-gasification plant under construction in Mississippi and expected to start operations in 2011.

TRANSPORT INFRASTRUCTURES
TAG - Russia
The TAG gasline is undergoing an upgrade designed to increase the transport capacity by 6.5 bcm/y from the	current level of 37 bcm/y. A first 3.2 bcm/y portion of the upgrade was awarded to third parties in February 2006 and is expected to be operating from October 1, 2008. The second portion of 3.3 bcm/y is expected to start operating in the fourth quarter of 2009. Its awarding will take place by end of 2008.

TTPC - Algeria
The transport capacity of the TTPC gasline from Algeria is expected to be increased by 6.5 bcm/y from the current 27 bcm/y. A 3.2 bcm/y portion came on line on April 1, 2008; the second portion is expected to come on line by October 2008. New available capacity has already been awarded to third parties.
A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel.

POWER GENERATION
Eni’s electricity generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara.
In the first half of 2008, electricity production sold was 12.28 TWh, up 0.13 TWh or 1.1% from the first half of 2007, due mainly to higher volumes produced at the Ferrera Erbognone plant, partially offset by lower production at the Livorno and Brindisi plants. At June 30, 2008 installed capacity was 4.9 GW.

Eni expects to complete the upgrading plan of its power generation capacity in 2010, targeting an installed capacity of 5.5 GW. The development plan is particularly underway at Ferrara (Eni’s interest 51%), where in partnership with Swiss company EG Luxembourg AG the construction of two new 390 megawatt combined cycle units is planned to be completed in 2009.

First Half
2007	2007	2008	Change	% Ch.

	Purchases
4,860	Natural gas	(mmcm)	2,283	2,350	67	2.9
720	Other fuels	(ktep)	324	302	(22)	(6.8)
25.49	Electricity production	(TWh)	12.15	12.28	0.13	1.1
10,849	Steam	(ktonnes)	5,365	5,410	45	0.8

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Capital expenditures
Capital expenditures in the Gas & Power segment totaled euro 871 million and mainly related to: (i) developing and upgrading Eni’s transport network in Italy (euro 529 million); (ii) the upgrading plan of	international pipelines (euro 175 million); (iii) developing and upgrading Eni’s natural gas distribution network in Italy (euro 85 million); (iv) ongoing construction and other operations of combined cycle power plants (euro 41 million).

(million euro)	First Half
2007	2007	2008	Change	% Ch.

1,063	Italy	425	668	243	57.2
303	Outside Italy	101	203	102	..
1,366		526	871	345	65.6
227	Marketing	112	82	(30)	(26.8)
52	Marketing	24	41	17	70.8
2	Italy	8	13	5	62.5
50	Outside Italy	16	28	12	75.0
175	Power generation	88	41	(47)	(53.4)
886	Regulated businesses in Italy	329	614	285	86.6
691	Transport	273	529	256	93.8
195	Distribution	56	85	29	51.8
253	International transport	85	175	90	..
1,366		526	871	345	65.6

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Refining & Marketing

Key performance indicators
First Half
2007	(million euro)	2007	2008

36,401	Net sales from operations (a)		16,880	24,274
729	Operating profit		420	847
329	Adjusted operating profit		305	180
319	Adjusted net profit		250	172
979	Capital expenditures		319	350
7,149	Adjusted capital employed, net		5,909	8,490
5.0	Adjusted ROACE	(%)	10.8	3.4
37.15	Refinery throughputs on own account	(mmtonnes)	18.32	17.65
56	Conversion index	(%)	57	56
748	Balanced capacity of refineries	(kbbl/d)	721	747
12.65	Retail sales of petroleum products in Europe	(mmtonnes)	6.06	6.27
6,440	Service stations in Europe at period end	(units)	6,279	6,373
2,486	Average throughput per service station in Europe	(kliters)	1,198	1,210
9,428	Employees at period end	(units)	9,372	9,468

(a)	Before elimination of intragroup sales.

Supply and trading
In the first half of 2008, purchases of crude oil amounted to 28.77 mmtonnes (30.84 mmtonnes in the first half of 2007), of which 14.02 mmtonnes were purchased from the Eni’s Exploration & Production[5] segment, 8.67 mmtonnes on the spot market and 6.08 mmtonnes under long-term supply contracts with producing countries. Some 26% of crude oil purchases came from West Africa, 22% from Russia and the Caspian region, 15% from North Africa, 15% from the Middle East, 12% from the North Sea, 7% from Italy and 3% from other areas.	Some 13.03 mmtonnes of purchased crude oil were marketed, down 7.4% from the first half of 2007. In addition, 1.51 mmtonnes of intermediate products were purchased (1.72 mmtonnes in the first half of 2007) to be used as feedstock in conversion plants and 7.42 mmtonnes of refined products (7.36 in the first half of 2007) were purchased to be sold on markets outside Italy (5.69 mmtonnes) and on the Italian market (1.72 mmtonnes) as a complement to own production.

The table below presents the break-down of crude oil supplies by sources.

Supply of oil
(mmtonnes)	First Half
2007	2007	2008	Change	% Ch.

27.47	Eni’s production outside Italy	15.32	12.23	(3.09)	(20.2)
4.10	Eni’s production in Italy	1.98	1.79	(0.19)	(9.6)
31.57	Total production	17.30	14.02	(3.28)	(19.0)
11.34	Purchases on spot markets	5.68	8.67	2.99	52.6
16.65	Purchases under long-term contracts	7.86	6.08	(1.78)	(22.7)
59.56		30.84	28.77	(2.07)	(6.7)

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(5)	The Refining & Marketing segment purchases approximately two-thirds of the Exploration & Production segment’s liquid production and resold on the marketplace those crude and condensate qualities that are not fit for processing at Eni’s refineries also considering the geographic area of production.

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Refining
In the first half of 2008, refining throughputs on own account in Italy and outside Italy were 17.65 mmtonnes, down 0.67 mmtonnes from the first half of 2007, or 3.7%. In Italy refining throughputs decrease by 1.19 mmtonnes, down 7.4%, in particular at the Porto Marghera, Taranto and Milazzo refineries mainly due to planned and unplanned downtime, as well as at Livorno plant due to a negative refining scenario. Refining throughputs outside Italy increased by 0.52 mmtonnes due to higher capacity available at Ceska Rafinerska reflecting the purchase of an additional interest in the plant which was executed late in 2007.	Total throughputs on wholly-owned refineries (12.69 mmtonnes) decreased by 1.07 mmtonnes from the first half of 2007, down 7.8%.
Approximately 21.8% of processed feedstock was supplied by Eni’s Exploration & Production segment (32.8% in the first half of 2007), representing an 11 percentage point decrease from the first half of 2007, associated with a decline in production in Angola and Nigeria.

Availability of refined products	(mmtonnes)	First Half
2007	2007	2008	Change	% Ch.

	Italy
	Refinery throughputs
27.79	At wholly-owned refineries	13.76	12.69	(1.07)	(7.8)
(1.76)	Less input on account of third parties	(0.88)	(0.74)	0.14	(15.9)
6.42	At affiliated refineries	3.22	2.96	(0.26)	(8.1)
32.45	Refinery throughputs on own account	16.10	14.91	(1.19)	(7.4)
(1.63)	Consumption and losses	(0.81)	(0.79)	0.02	(2.5)
30.82	Products available for sale	15.29	14.12	(1.17)	(7.7)
2.16	Purchases of refined products and change in inventories	1.79	1.59	(0.20)	(11.2)
(3.80)	Products transferred to operations outside Italy	(2.51)	(0.86)	1.65	(65.7)
(1.13)	Consumption for power generation	(0.53)	(0.54)	(0.01)	1.9
28.05	Sales of products	14.04	14.31	0.27	1.9

	Outside Italy
4.70	Refinery throughputs on own account	2.22	2.74	0.52	23.4
(0.31)	Consumption and losses	(0.19)	(0.13)	0.06	(31.6)
4.39	Products available for sale	2.03	2.61	0.58	28.6
13.91	Purchases of refined products and change in inventories	5.78	5.78
3.80	Products transferred from Italian operations	2.51	0.86	(1.65)	(65.7)
22.10	Sales of products	10.32	9.25	(1.07)	(10.4)

37.15	Refinery throughputs on own account	18.32	17.65	(0.67)	(3.7)
11.22	Input from Eni’s production	6.01	3.85	(2.16)	(36.0)
50.15	Total sales of refined products	24.36	23.56	(0.80)	(3.3)

Marketing of refined products In the first half of 2008, sales volumes of refined products (23.56 mmtonnes) were down 0.80 mmtonnes from the first half of 2007, or 3.3%, mainly	due to lower volumes sold to oil companies and traders in Italy, partly offset by higher retail and wholesale sales on markets in the rest of Europe and in Italy.

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Products sales in Italy and outside Italy by market	(mmtonnes)	First Half
2007	2007	2008	Change	% Ch.

8.62	Retail	4.17	4.24	0.07	1.7
11.09	Wholesale	5.27	5.36	0.09	1.7
1.93	Petrochemicals	0.97	0.95	(0.02)	(2.1)
6.41	Other sales	3.63	3.76	0.13	3.6
28.05	Sales in Italy	14.04	14.31	0.27	1.9
4.03	Retail rest of Europe	1.89	2.03	0.14	7.4
4.96	Wholesale outside Italy	2.34	2.82	0.48	20.5
4.39	of which rest of Europe	2.07	2.54	0.47	22.7
13.11	Other sales	6.09	4.40	(1.69)	(27.8)
22.10	Sales outside Italy	10.32	9.25	(1.07)	(10.4)
50.15		24.36	23.56	(0.80)	(3.3)

Retail and wholesale sales of refined products	(mmtonnes)	First Half
2007	2007	2008	Change	% Ch.

	Italy
8.62	Retail sales	4.17	4.24	0.07	1.7
3.19	Gasoline	1.56	1.50	(0.06)	(3.8)
5.25	Gasoil	2.53	2.65	0.12	4.7
0.17	LPG	0.08	0.09	0.01	12.5
0.01	Lubricants
11.09	Wholesale sales	5.27	5.36	0.09	1.7
4.42	Gasoil	2.11	2.12	0.01	0.5
0.95	Fuel oil	0.47	0.42	(0.05)	(10.6)
0.37	LPG	0.19	0.18	(0.01)	(5.3)
0.15	Gasoline	0.07	0.06	(0.01)	(14.3)
0.13	Lubricants	0.06	0.06
1.58	Bunker	0.73	0.81	0.08	11.0
3.49	Other	1.64	1.71	0.07	4.3
8.99	Outside Italy (retail + wholesale)	4.23	4.85	0.62	14.7
2.29	Gasoline	1.11	1.20	0.09	8.1
5.16	Gasoil	2.43	2.76	0.33	13.6
0.38	Jet fuel	0.16	0.02	(0.14)	(87.5)
0.25	Fuel oil	0.11	0.11
0.09	Lubricants	0.04	0.06	0.02	50.0
0.49	LPG	0.24	0.26	0.02	8.3
0.33	Other	0.14	0.44	0.30	..
28.70	Total	13.67	14.45	0.78	5.7

Retail sales in Italy
Retail volumes of refined products marketed on the Italian network (4.24 mmtonnes) were up 70 ktonnes from the first half of 2007, or 1.7% mainly due to a higher market share (from 28.8% in the first half of 2007 to 29.8%). Higher sales mainly regarded gasoil following the same pattern as national consumption trends, while gasoline sales declined.

At June 30, 2008, Eni’s retail network in Italy consisted of 4,402 service stations, 12 more than at December 31,	2007 (4,390 service stations). This increase resulted from the opening of new service stations (3 units) and the positive balance of acquisitions/releases of leased service stations (20 units). Ten low throughput service stations were shut down and one outlet under highway concessions was released. Average throughput was 1,183 kliters as measured on gasoline and gasoil volumes, in line with the first half of 2007.
Retail volumes of BluDiesel, including its reformulated version BluDieselTech, declined due to the sensitivity of demand to fuel prices considering that prices were at

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historical highs. They are high performance and low environmental impact gasoil. Sales of both products amounted to approximately 300 ktonnes (346 mmliters), down 14% from the first half of 2007 and represented 11.3% of gasoil sales on the Eni’s retail network. At June 30, 2008, virtually all Agip branded service stations marketed the product (about 91% of Eni’s network).

Also retail volumes of BluSuper suffered from the price environment. This is a high performance and low environmental impact gasoline. Sales in the first half amounted to approximately 39 ktonnes (45 mmliters), slightly declining from the first half of 2007 and covered 2.6% of gasoline volumes sold on Eni’s retail network. At June 30, 2008, service stations marketing BluSuper totaled 2,540 units (2,565 at December 31, 2007) corresponding to approximately 58% of Eni’s network.

Under the “You&Agip” promotional campaign lasting 3 years, at June 30, 2008 the number of customers that actively used the card in the period amounted to approximately 5 million. This campaign was launched in March 2007 and was designed to retain customers. In the period the average number of active cards was approximately 3 million. Volumes of fuel marketed under this initiative represented 47% of total volumes marketed on Eni’s service stations joining the programme, and 46% of overall volumes marketed on the Eni network.

Retail sales outside Italy
In the first half of 2008, retail sales of refined products marketed in the rest of Europe were 2.03 mmtonnes, up 140 ktonnes from the first half of 2007, or 7.4%, mainly in the Czech Republic, Hungary and Slovakia due the purchase of assets made in the fourth quarter of 2007.
Volume growth was driven primarily by increased sales of gasoil and LPG.	At June 30, 2008, Eni’s retail network in the rest of Europe consisted of 1,971 units, a decrease of 79 units from December 31, 2007 (2,050 service stations). The network’s evolution was as follows: (i) 13 service stations were acquired; (ii) 4 outlets were opened; (iii) 9 low throughput service stations were closed in particular in Spain; (iv) a negative balance of acquisitions/releases of leased service stations was recorded (down 87 units), with positive changes in Switzerland, Spain and Slovenia, and negative ones in Germany and Portugal. Average throughput (1,269 kliters) was up 3%.

Wholesale and other sales
Sales volumes on wholesale markets in Italy (5.36 mmtonnes) were up 90 ktonnes from the first half of 2007, or 1.7%, reflecting mainly am increase in domestic consumption on the bunkering market and increased sales of kerosene for aviation uses reflecting a recovery in the airline industry offset only in part by lower demand for heating oil from the power generation sector due to substitution of this fuel with gas.

Sales on wholesale markets in the rest of Europe (2.54 mmtonnes) increased 470 ktonnes, mainly in the Czech Republic and Switzerland, while sales declined in Austria and France.

Supplies of feedstock to the petrochemical industry (0.95 mmtonnes) declined by 20 ktonnes due to lower supplies of feestocks.

Other sales (8.16 mmtonnes) decreased by 1.56 mmtonnes, or 16%, mainly due to lower sales to oil companies and traders (down 1.69 mmtonnes) outside Italy.

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Capital expenditures
In the first half of 2008, capital expenditures in the Refining & Marketing segment amounted to euro 350 million (euro 319 million in the first half of 2007) and regarded mainly: (i) refining, supply and logistics (euro 251million) in Italy, with projects designed to improve the conversion rate and flexibility of refineries, in particular ongoing	construction of a new hydro-cracker at the Sannazzaro refinery, and expenditures on health, safety and environmental upgrades; (ii) upgrade and restructuring of the retail network in Italy (euro 49 million); (iii) upgrade of the retail network in the rest of Europe (euro 32 million).
Expenditures on health, safety and the environment amounted to euro 45 million.

(million euro)	First Half
2007	2007	2008	Change	% Ch.

873	Italy	283	318	35	12.4
106	Outside Italy	36	32	(4)	(11.1)
979		319	350	31	9.7
675	Refinery, supply and logistic	214	251	37	17.3
675	Italy	214	251	37	17.3
282	Marketing	85	81	(4)	(4.7)
176	Italy	49	49
106	Outside Italy	36	32	(4)	(11.1)
22	Other	20	18	(2)	(10.0)
979		319	350	31	9.7

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Petrochemicals

Key performance indicators
First Half
2007	(million euro)	2007	2008

6,934	Net sales from operations (a)		3,476	3,519
74	Operating profit		211	(272)
90	Adjusted operating profit		189	(225)
57	Adjusted net profit		130	(168)
145	Capital expenditures		56	68
8,795	Production	(ktonnes)	4,411	4,136
5,513	Sales of petrochemical products		2,812	2,677
80.6	Average plant utilization rate	(%)	81.5	77.3
6,534	Employees at period end	(units)	6,845	6,485

(a)	Before elimination of intragroup sales.

Sales - production - prices
In the first half of 2008, sales of petrochemical products (2,677 ktonnes) decreased by 135 ktonnes from the first half of 2007, down 4.8%. This decrease mainly regarded: (i) basic petrochemicals (down 6.2%) due to lower product availability related to the shutdown of the Gela cracker; and (ii) polyethylene due to negative market trends. These declines were partially offset by higher sales of intermediates (up 8.4%), reflecting higher product availability, and elastomers (up 5.7%) due to positive market trends.
Petrochemical production (4,136 ktonnes) decreased by 275 ktonnes from the first half of 2007, down 6.2% due to unplanned downtime at Dunkerque, Porto Torres and shutdown of the Gela cracker.
Nominal production capacity was in line with the first	half of 2007. Average plant utilization rate calculated on nominal capacity decreased by approximately 4 percentage points from 81.5% to 77.3% due to lower production.
Approximately 48% of total production was directed to Eni’s own production cycle (46% in the first half of 2007). Oil-based feedstock supplied by Eni’s Refining & Marketing division covered 23% of feed requirements (22% in the first half of 2007).
Prices of Eni’s main petrochemical products increased on average by 5%. Main increases were registered in olefins (up 11%) and polyethylene (up 9%), with increases in all products. Declines regarded: (i) styrene (down 4%), in particular expandable polystyrenes; (ii) aromatics (down 3%), in particular benzene; and (iii) intermediates (down 3%), in particular phenol.

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Product availability	(ktonnes)	First Half
2007	2007	2008	Change	% Ch.

5,688	Basic petrochemicals	2,803	2,635	(168)	(6.0)
1,632	Styrene and elastomers	837	788	(49)	(5.9)
1,475	Polyethylene	771	713	(58)	(7.5)
8,795	Production	4,411	4,136	(275)	(6.2)
(4,304)	Consumption of monomers	(2,042)	(1,973)	69	(3.4)
1,022	Purchases and change in inventories	443	514	71	16.0
5,513		2,812	2,677	(135)	(4.8)

Sales	(ktonnes)	First Half
2007	2007	2008	Change	% Ch.

3,023	Basic petrochemicals	1,510	1,417	(93)	(6.2)
1,041	Styrene and elastomers	544	539	(5)	(0.9)
1,449	Polyethylene	758	721	(37)	(4.9)
5,513		2,812	2,677	(135)	(4.8)

Business areas
Basic petrochemicals
Sales of basic petrochemicals of 1,417 ktonnes decreased by 93 ktonnes from the first half of 2007, down 6.2%, mainly due to lower product availability following the shutdown of the Gela cracker and of a paraxylene line at Priolo. Declines registered in xylene (down 26%), ethylene (down 13%) and propylene (down 10%), offset in part by higher sales of butadiene (up 31%) and intermediates (up 8.4%), in particular cicloexanone (up 24%) reflecting higher product availability due to the fact that in 2007 availability of this product was affected by maintenance shutdown of the Mantova plant.
Basic petrochemicals production (2,635 ktonnes) decreased by 168 ktonnes, down 6%.

Styrene and elastomers
Styrene sales (296 ktonnes) decreased by 5.4% from the first half of 2007 mainly due to lower sales of compact polystyrenes (down 13.6%) reflecting negative market trends.
Elastomers sales (243 ktonnes) increased by 5.7% from the first half of 2007. Increased sales of SBR (up 22%), thermoplastic rubbers (up 11%) and EPR (up 7%) reflected positive market trends	Styrene production (529 ktonnes) decreased by 6% as it was affected by unplanned downtime occurred at the Mantova plant.
Elastomers production (259 ktonnes) decreased by 5.5% from the first half of 2007 due to the maintenance shutdown of the Ravenna plant.

Polyethylene
Polyethylene sales (721 ktonnes) decreased by 37 ktonnes from the first half of 2007, down 4.9%, due to lower product availability in particular for HDPE (down 11.2%) and LDPE (down 11.5%). Increased sales of LLPDE (up 3.8%) and EVA (up 5.7%) reflected positive market trends.
Production (713 ktonnes) decreased by 58 ktonnes from the first half of 2007, down 7.5%, affecting all products except for EVA, due to unplanned downtime occurred at the Dunkerque plant.

Capital expenditures
In the first half of 2008, capital expenditures (euro 68 million; mainly regarded plant upgrade (euro 24 million), measures to comply with environmental, health and safety regulations (euro 17 million), plant efficiency (euro 15 million) and upkeeping (euro 8 million).

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Engineering & Construction

Key performance indicators
First Half
2007	(million euro)	2007	2008

8,678	Net sales from operations (a)		4,289	4,211
837	Operating profit		390	467
840	Adjusted operating profit		379	467
658	Adjusted net profit		304	368
1,410	Capital expenditures		510	977
17.1	Adjusted ROACE	(%)	15.8	17.1
12,011	Orders acquired		4,948	5,471
15,390	Order backlog		13,308	16,191
33,111	Employees at period end	(units)	32,903	32,184

(a)	Before elimination of intragroup sales.

Activity for the year
Among the main orders acquired in the first half of 2008 were:
  the contract for laying the Nord Stream pipeline with a capacity of about 55 bcm/year to transport natural gas from Russia to Germany across the Baltic Sea;
  an EPIC contract on behalf of Total for the construction and installation of facilities offshore within the development of Usan field in Nigeria;
  an EPC contract on behalf of Kuwait Oil Company for the construction of a natural gas booster station at the existing Mina Al Ahmadi refinery;
  the construction of FSRU (Floating, Storage and Regasification Unit) LNG terminal on behalf of OLT GNL, in Italy;

  an EPIC contract on behalf of Burullus Gas for the construction and installation of the subsea development system and natural gas export pipeline within the development of the Sequoia field in Egypt.

Order acquired in the first half of 2008 amounted to euro 5,471 million, of these projects to be carried out outside Italy represented 92%, while orders from Eni companies amounted to 1% of the total. Order backlog was euro 16,191 million at June 30, 2008 (euro 15,390 million at December 31, 2007). Projects to be carried out outside Italy represented 95% of the total order backlog, while orders from Eni companies amounted to 17% of the total.

First Half
(million euro)	2007	2008	Change	% Ch.

Orders acquired	4,948	5,471	523	10.6
Offshore construction	1,881	3,419	1,538	81.8
Onshore construction	2,774	1,055	(1,719)	(62.0)
Offshore drilling	144	213	69	47.9
Onshore drilling	149	784	635	..
of which:
- Eni	556	62	(494)	(88.8)
- Third parties	4,392	5,409	1,017	23.2
of which:
- Italy	164	455	291	..
- Outside Italy	4,784	5,016	232	4.8

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(million euro)	Dec. 31, 2007	June 30, 2008	Change	% Ch.

Order backlog	15,390		16,191	801	5.2
Offshore construction	4,215		5,843	1,628	38.6
Onshore construction	7,003	(a)	5,616	(1,387)	(19.8)
Offshore drilling	3,471		3,446	(25)	(0.7)
Onshore drilling	701		1,286	585	83.5
of which:
- Eni	3,399		2,724	(675)	(19.9)
- Third parties	11,991		13,467	1,476	12.3
of which:
- Italy	799		731	(68)	(8.5)
- Outside Italy	14,591		15,460	869	6.0

(a)	Net of the backlog of divested companies (Haldor Topsøe and Camom Group) for euro 181 million.

Capital expenditures

(million euro)	First Half
2007	2007	2008	Change	% Ch.

566	Offshore construction	225	385	160	71.1
76	Onshore construction	40	31	(9)	(22.5)
478	Offshore drilling	165	449	284	..
266	Onshore drilling	72	112	40	55.6
24	Other expenditures	8		(8)	..
1,410	Capital expenditures	510	977	467	91.6

In the first half of 2008 capital expenditures in the Engineering & Construction segment (euro 977 million) mainly regarded: (i) ongoing construction of a new pipelayer, two new semisubmersible platform and a new deepwater drilling ship; (ii) the conversion of a tanker ship into FPSO vessels that will operate in	Angola; (iii) strengthening the operating bases/yards; (iv) upgrading the existing asset base.
The turnkey contract for the construction of the Saipem FDS 2 deepwater field development ship was awarded to Samsung Heavy Industries Co. The overall investment will amount to approximately euro 380 million.

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Financial Review

Profit and loss account

(million euro)	First Half
2007	2007	2008	Change	% Ch.

87,256	Net sales from operations	41,688	55,422	13,734	32.9
827	Other income and revenues	445	406	(39)	(8.8)
(61,979)	Operating expenses	(29,504)	(39,538)	(10,034)	(34.0)
(8)	of which non recurring items	(56)		56
(7,236)	Depreciation, depletion, amortization and impairments	(3,306)	(4,389)	(1,083)	(32.8)
18,868	Operating profit	9,323	11,901	2,578	27.7
(83)	Finance (expense) income	25	(61)	(86)	..
1,243	Net income from investments	491	869	378	77.0
20,028	Profit before income taxes	9,839	12,709	2,870	29.2
(9,219)	Income taxes	(4,673)	(5,482)	(809)	(17.3)
46.0	Tax rate (%)	47.5	43.1	(4.4)
10,809	Net profit	5,166	7,227	2,061	39.9
	Attributable to:
10,011	- Eni	4,855	6,758	1,903	39.2
798	- minority interest	311	469	158	50.8

Net profit
Eni’s net profit for the first half of 2008 was euro 6,758 million, an increase of euro 1,903 million from the first half of 2007, or 39.2%. This result benefited from higher reported operating profit, which was up euro 2,578 million, or 27.7%, mainly as a result of an improved performance by the Exploration & Production division and increased net income from investments (euro 378 million). The improved operating result was partly absorbed by	higher income taxes (down euro 809 million), reflecting higher tax currently payable recorded by subsidiaries of the Exploration & Production division operating outside Italy. On the positive side, an adjustment was recorded relating to deferred tax for Italian companies and for Libyan activities reflecting new tax rules enacted in the period, effective from January 1, 2008 (for more details on tax matters see the following discussion under income taxes).

Adjusted net profit

(million euro)	First Half
2007	2007	2008	Change	% Ch.

10,011	Net profit attributable to Eni	4,855	6,758	1,903	39.2
(499)	Exclusion of inventory holding (gain) loss	(110)	(783)
(42)	Exclusion of special items	155	(607)
	of which:
35	- non recurring items	81
(77)	- other special items	74	(607)
9,470	Eni’s adjusted net profit (a)	4,900	5,368	468	9.6

(a)	For a detailed explanation of adjusted operating profit and net profit see page 44.

Eni’s adjusted net profit amounted to euro 5,368 million, an increase of euro 468 million or 9.6% from the first half of 2007. Adjusted net profit is calculated by excluding an	inventory holding gain of euro 783 million and special gains of euro 607 million net, resulting in an overall adjustment equal to a decrease of euro 1,390 million.

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Special items mainly related to: (i) an adjustment to deferred tax for Italian subsidiaries and Libyan oil properties due to new tax rules; (ii) a special gain was also recorded on the divestment of interests in the	Engineering & Construction business; and (iii) asset impairments, including unproved oil and gas properties, refineries and petrochemicals plants.

The breakdown of adjusted net profit by division is shown in the table below:

(million euro)	First Half
2007	2007	2008	Change	% Ch.

6,491	Exploration & Production	3,056	4,141	1,085	35.5
2,936	Gas & Power	1,577	1,579	2	0.1
319	Refining & Marketing	250	172	(78)	(31.2)
57	Petrochemicals	130	(168)	(298)	..
658	Engineering & Construction	304	368	64	21.1
(210)	Other activities	(120)	(114)	6	5.0
(141)	Corporate and financial companies	29	(97)	(126)	..
(16)	Impact of unrealized intragroup profit elimination (a)	(15)	(146)	(131)
10,094		5,211	5,735	524	10.1
	of which attributable to:
624	- Minority interest	311	367	56	18.0
9,470	- Eni	4,900	5,368	468	9.6

(a)	This item concerned mainly intragroup sales of products, services and capital goods recorded among assets of the purchasing business segment as of period-end.

The increase in the Group adjusted net profit mainly reflected a higher result reported by:
- the Exploration & Production division achieved an increase of euro 1,085 million in adjusted net profit, up 35.5%, due to a better operating performance (up euro 2,754 million, or 41.6%) driven by higher realizations in dollars (oil up 60.9%; natural gas up 40.8%) and production growth (up 11.8 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 15.1%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by euro 417 million at constant exchange rates). Income taxes increased by euro 1,859 million, also reflecting a higher tax rate (from 54.5% to 57.1%);
- the Engineering & Construction division reported improved net profit (up 64 million, or 21.1%) driven by better operating performance which was up euro 88 million due to favorable market conditions.

These increases were partly offset by weaker results reported by the oil and petrochemical downstream businesses.
- The Petrochemical division incurred a loss at both the operating level and the bottom line reversing prior year profit, down euro 414 million and euro 298 million respectively. This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices.
- The Refining & Marketing division reported lower adjusted results (down euro 78 million, or 31.2%) as	operating performance decreased by euro 125 million from a year ago, mainly due to poor refining performance. Also lower results of certain equity-accounted entities were recorded. These negatives were partly offset by lower income taxes.

Return On Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending June 30, 2008 was 19.8% (21.4% for the twelve-month period ending June 30, 2007).

Eni’s results for the first half of 2008 were achieved in a trading environment characterized by a significant increase in Eni’s oil and gas realizations up by 52.4% on average on the back of strong crude oil prices with Brent prices up 72.5% from the first half of 2007. Margins on gas sales were affected by unfavorable trends in energy parameters to which gas purchase costs and selling prices are indexed. Refining activities were negatively affected by the appreciation of the euro against the dollar and rising refining utility expenses, partly offset by an improved dollar-denominated trading environment from the second quarter. Wholesale margins on refined products mostly declined due to rapidly escalating costs of supplies that were not fully transferred to final prices due to time lag. A steep decline was registered in selling margins of commodity chemicals, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices. Eni’s results for the first half were negatively affected by the 15.1% appreciation of the euro against the US dollar.

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Analysis of Profit and Loss Account Items

Net sales from operations

(million euro)	First Half
2007	2007	2008	Change	% Ch.

27,278	Exploration & Production	12,829	17,889	5,060	39.4
27,633	Gas & Power	13,722	16,892	3,170	23.1
36,401	Refining & Marketing	16,880	24,274	7,394	43.8
6,934	Petrochemicals	3,476	3,519	43	1.2
8,678	Engineering & Construction	4,289	4,211	(78)	(1.8)
205	Other activities	103	95	(8)	(7.8)
1,313	Corporate and financial companies	617	643	26	4.2
(21,186)	Consolidation adjustment	(10,228)	(12,101)	(1,873)
87,256		41,688	55,422	13,734	32.9

Eni’s net sales from operations (revenues) for the first half of 2008 (euro 55,422 million) were up euro 13,734 million from the first half of 2007, or 32.9%, primarily reflecting higher realizations on oil, products and natural gas in dollar terms, an increase in hydrocarbon production sold and higher natural gas sales volumes. These positives were partially offset by the impact of the appreciation of the euro versus the dollar (up 15.1%).

Revenues generated by the Exploration & Production division (euro 17,889 million) increased by euro 5,060 million, up 39.4%, mainly due to higher realizations in dollars (oil up 60.9%, natural gas up 40.8%). Eni’s liquid realizations were affected by the settlement of certain commodity derivatives relating to the sale of 23 mmbbl in the period, with a negative impact of $5.70 per barrel (for a more detailed explanation about this issue see the discussion on results of the Exploration & Production division below). Revenue increase was also driven by production growth (up 11.8 mmboe, or 3.9%). These improvements were partially offset by the appreciation of the euro against the dollar.

Revenues generated by the Gas & Power division (euro 16,892 million) increased by euro 3,710 million, up 23.1%, mainly due to higher average natural gas prices	reflecting trends in energy parameters to which gas prices are contractually indexed. Revenues also increased as result of a growth achieved in volumes sold by consolidated subsidiaries (up 2.69 bcm or 6.3%) as well as higher volumes transported to re-build gas stocks and higher volumes distributed.

Revenues generated by the Refining & Marketing division (euro 24,274 million) increased by euro 7,394 million, up 43.8%, mainly due to higher international prices for oil and products partly offset by the effect of the appreciation of the euro over the dollar and lower product volumes sold (down 3.6%) and traded volumes of oil (down 7.4%).

Revenues generated by the Petrochemical division (euro 3,519 million) increased by euro 43 million, up 1.2%, mainly reflecting a 5% increase in commodity chemicals prices partly offset by a decline in volumes sold (down 4.7%), reflecting a decrease in production.

Revenues generated by the Engineering & Construction division (euro 4,211 million) decreased by euro 78 million, down 1.8%, due to the impact of the appreciation of the euro versus the dollar, partially offset by increased activity levels.

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Operating expenses

(million euro)	First Half
2007	2007	2008	Change	% Ch.

58,179	Purchases, services and other	27,727	37,566	9,839	35.5
	of which:
91	- non-recurring items	130
470	- other special items	171	190
3,800	Payroll and related costs	1,777	1,972	195	11.0
	of which:
(83)	- non-recurring items	(74)
198	- provision for redundancy incentives	19	27
61,979		29,504	39,538	10,034	34.0

Operating expenses for the first half of 2008 (euro 39,538 million) increased by euro 10,034 million from the first half of 2007, up 34%.

Purchases, services and other (euro 37,566 million) increased by euro 9,839 million, up 35.5%, mainly reflecting: (i) higher purchase prices of natural gas as well as higher prices for refinery and petrochemical feedstock due to trends in energy commodities; (ii) and rising dollar-denominated operating expenses in the Exploration & Production division due to full consolidation of acquired assets in 2007 and the impact of sector-specific inflation. These increases were partly offset by the appreciation of the euro over the dollar.
Purchases, services and other include special items amounting to euro 190 million mainly relating to environmental provisions and other charges
as well as current assets impairments.	In the first half of 2007 non recurring items amounting to euro 130 million mainly related to risk provision on ongoing antitrust and regulatory proceedings, whilst other special items of euro 171 million mainly related to current assets impairments and environmental and other risk provisions.

Payroll and related costs (euro 1,972 million) increased by euro 195 million, up 11%, mainly due to higher unit labor cost in Italy and outside Italy and an increase in the average number of employees outside Italy that was recorded mainly in the Exploration & Production division. In addition in the first half of 2007 a non-recurring gain of euro 74 million was recorded in connection with the curtailment of the provision for post-retirement benefits relating to obligations towards Italian employees. These increases were partly offset by exchange rate translation differences.

Depreciation, depletion, amortization and impairments

(million euro)	First Half
2007	2007	2008	Change	% Ch.

5,483	Exploration & Production	2,516	3,072	556	22.1
687	Gas & Power	333	340	7	2.1
433	Refining & Marketing	216	218	2	0.9
116	Petrochemicals	56	64	8	14.3
248	Engineering & Construction	119	154	35	29.4
4	Other activities	2	1	(1)	(50.0)
68	Corporate and financial companies	31	35	4	12.9
(10)	Impact of unrealized intragroup profit elimination	(4)	(6)	(2)
7,029	Total depreciation, depletion and amortization	3,269	3,878	609	18.6
207	Impairments	37	511	474	..
7,236		3,306	4,389	1,083	32.8

Depreciation, depletion and amortization charges (euro 3,878 million) increased by euro 609 million, up 18.6%, mainly in the Exploration & Production division (up euro 556 million) in connection with: (i) higher exploration expenditures reflecting execution of a greater number of exploration projects (up by euro 279 million, up by euro 417 million on a constant exchange rate basis); (ii) rising development amortization charges (up euro 277 million), reflecting the consolidation of assets acquired in 2007 in the Gulf of Mexico and Congo and increased	expenditures needed to develop new fields and to sustain production performance of mature fields. These negatives were partly offset by the appreciation of the euro against the dollar.

Impairment charges for the first half of 2008 at euro 511 million regarded mainly unproved mineral properties in the Exploration & Production division and plants and equipment in the Refining & Marketing and Petrochemical divisions.

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Operating profit
The breakdown of reported operating profit by division is provided below:

(million euro)	First Half
2007	2007	2008	Change	% Ch.

13,788	Exploration & Production	6,550	9,058	2,508	38.3
4,127	Gas & Power	2,106	2,284	178	8.5
729	Refining & Marketing	420	847	427	..
74	Petrochemicals	211	(272)	(483)	..
837	Engineering & Construction	390	467	77	19.7
(444)	Other activities	(231)	(141)	90	39.0
(217)	Corporate and financial companies	(99)	(112)	(13)	(13.1)
(26)	Impact of unrealized intragroup profit elimination	(24)	(230)	(206)
18,868	Operating profit	9,323	11,901	2,578	27.7

Adjusted operating profit
The breakdown of adjusted operating profit by division is provided below:

(million euro)	First Half
2007	2007	2008	Change	% Ch.

18,868	Operating profit	9,323	11,901	2,578	27.7
(620)	Exclusion of inventory holding (gains) losses	(107)	(1,078)
738	Exclusion of special items:	233	691
	of which:
8	- non-recurring items	56
730	- other special items	177	691
18,986	Adjusted operating profit	9,449	11,514	2,065	21.9
	Breakdown by division:
14,051	Exploration & Production	6,615	9,369	2,754	41.6
4,092	Gas & Power	2,202	2,165	(37)	(1.7)
329	Refining & Marketing	305	180	(125)	(41.0)
90	Petrochemicals	189	(225)	(414)	..
840	Engineering & Construction	379	467	88	23.2
(207)	Other activities	(116)	(102)	14	12.1
(183)	Corporate and financial companies	(101)	(110)	(9)	(8.9)
(26)	Impact of unrealized intragroup profit elimination	(24)	(230)	(206)
18,986		9,449	11,514	2,065	21.9

Adjusted operating profit for the first half of 2008 amounted to euro 11,514 million, up euro 2,065 million or 21.9% from the first half of 2007. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 1,078 million and special charges of euro 691 million net.
The increase reported in adjusted operating profit reflected better operating performance delivered by:
- the Exploration & Production division that achieved an increase of euro 2,754 million from the first half of 2007, up 41.6%, primarily due to higher hydrocarbon realizations in dollar terms (+52.4% on average) and production growth (+11.8 mmboe), partly offset by the euro’s appreciation against the dollar (up 15.1%) and rising costs and amortization charges;
- the Engineering & Construction division that achieved an increase of euro 88 million from the first half of 2007, or 23.2%, due to higher activity levels related to favorable market conditions.	These increases were partly offset by weaker results reported by:
- the Petrochemical division (down euro 414 million), due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices;
- the Refining & Marketing division (down euro 125 million, or 41%), due to a weaker operating performance delivered by the refining business as a result of higher planned and unplanned downtime, the euro’s appreciation against the dollar and rising refining utility expenses. Also marketing activities in Italy reported a weaker operating result due to reduced wholesale margins, partly offset by better performance delivered by retail activities;
- the Gas & Power division (down euro 37 million or 1.7%) was affected by a weaker performance recorded by marketing activities, which was partly offset by improved results achieved by the regulated businesses in Italy and international transport.

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Finance income (expense)

(million euro)	First Half
2007	2007	2008	Change

(412)	Finance income (expense) related to net borrowings	(153)	(401)	(248)
(703)	Finance expense on short and long-term debt	(313)	(464)	(151)
236	Net interest due to banks	149	36	(113)
55	Net income from receivables and securities for non-financing operating activities	11	27	16
26	Income (expense) on derivatives	33	153	120
(51)	Exchange differences, net	(25)	(10)	15
174	Other finance income and expense	102	96	(6)
188	Income from equity instruments	62	118	56
127	Net income from receivables and securities for financing operating activities and interest on tax credits	80	54	(26)
(186)	Finance expense due to the passage of time (accretion discount)	(92)	(115)	(23)
45	Other	52	39	(13)
(263)		(43)	(162)	(119)
180	Finance expense capitalized	68	101	33
(83)		25	(61)	(86)

In the first half of 2008 net finance expense was recorded amounting to euro 61 million which compares to net finance income of euro 25 million in the first half of 2007. This euro 86 million loss was mainly due to an increase registered in average net borrowings, as well as the impact of higher interest rates on euro finance debt (Euribor up 0.8 percentage points) partially offset by lower interest rates on dollar loans (Libor down 2.5 percentage points).
These negatives were partly offset by a net gain of	euro 118 million (euro 62 million in the first half of 2007) recognized in connection with fair value evaluation through profit and loss of both the 20% interest in OAO Gazprom Neft and the related call option granted to Gazprom for this interest. This net gain is equal to the remuneration of the capital employed according to the contractual arrangements between the two partners (for more details on this matter see the Balance Sheet discussion under the paragraph “Net working capital”.

Net income from investments
The table below sets forth the breakdown of net income from investments by division for the first half of 2008.

(million euro) First Half of 2008	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of profit (loss) of equity-accounted entities	27	232	130	20	2	411
Dividends	238	2	29	1		270
Gains on disposal				187		187
Other net income	(2)			3		1
	263	234	159	211	2	869

Net income from investments in the first half of 2008 was a net gain of euro 869 million and mainly related to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 411 million), in particular in the Gas & Power and Refining & Marketing divisions; (ii) net	gains on the divestment of interest in Gaztransport et Technigaz SAS (euro 185 million) in the Engineering & Construction division; (iii) dividends received by entities accounted for at cost (euro 270 million), mainly related to Nigeria LNG Ltd.

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The table below sets forth a breakdown of net income/loss from investments for the periods presented:

(million euro)	First Half
2007	2007	2008	Change

773	Share of profit (loss) of equity-accounted entities	348	411	63
170	Dividends	131	270	139
300	Gains on disposal	11	187	176
	Other net income	1	1
1,243		491	869	378

Income taxes

(million euro)	First Half
2007	2007	2008	Change

	Profit before income taxes
5,849	Italy	3,348	3,133	(215)
14,179	Outside Italy	6,491	9,576	3,085
20,028		9,839	12,709	2,870
	Income taxes
1,798	Italy	1,255	406	(849)
7,421	Outside Italy	3,418	5,076	1,658
9,219		4,673	5,482	809
	Tax rate (%)
30.7	Italy	37.5	13.0	(24.5)
52.3	Outside Italy	52.7	53.0	0.3
46.0		47.5	43.1	(4.4)

Income taxes were euro 5,482 million, up euro 809 million, or 17.3%, mainly reflecting increased income taxes currently payable recorded by subsidiaries in the Exploration & Production division operating outside Italy due to higher taxable profit.
The increased taxes currently payable were partly offset by an adjustment to deferred tax relating to:
(i) utilization of deferred tax liabilities recognized on higher carrying amounts of period-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method (LIFO) by Italian subsidiaries. In fact, pursuant to recently enacted Law Decree No. 112 of June 25, 2008, energy companies in Italy are required from now on to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous LIFO evaluation and to recognize a one-off tax calculated by applying a special rate of 16% on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities accrued on hydrocarbons inventories and the mentioned one-off tax. This one-off tax will be paid in three annual installments of same amount, due from 2009 onwards;
(ii) application of the Italian Budget Law for 2008 that	provided an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off tax calculated by applying a special rate of 6%. This provision applies to subsidiaries that are included in consolidated accounts for the purpose of preparing the tax return;
(iii) enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities.

Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 52.4% (47.4% in the first half of 2007). This increase was due to a higher share of profit earned by subsidiaries in the Exploration & Production division which bear a higher tax rate than the Group average tax rate.

Minority interest
Minority interest’s share of profit was euro 469 million and related to Snam Rete Gas SpA (euro 155 million) and Saipem SpA (euro 302 million).

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Divisional performance6

Exploration & Production

(million euro)	First Half
2007	2007	2008	Change	% Ch.

13,788	Operating profit	6,550	9,058	2,508	38.3
263	Exclusion of special items	65	311
	of which:
(11)	Non-recurring items	(12)
274	Other special items	77	311
226	- asset impairments	76	310
6	- provision for redundancy incentives	1	2
42	- other		(1)
14,051	Adjusted operating profit (a)	6,615	9,369	2,754	41.6
13,785	Exploration & Production	6,425	9,252	2,827	44.0
266	Stoccaggi Gas Italia	190	117	(73)	(38.4)
44	Net finance income (expense) (b)	(4)	23	27
176	Net income (expense) from investments (b)	100	263	163
(7,780)	Income taxes (b)	(3,655)	(5,514)	(1,859)
54.5	Tax rate (%)	54.5	57.1	2.6
6,491	Adjusted net profit	3,056	4,141	1,085	35.5
	Results also include:
5,626	amortization and depreciation	2,547	3,259	712	28.0
	of which:
1,777	exploration expenditures	777	1,056	279	35.9
1,370	- amortization of exploratory drilling expenditure and other	615	806	191	31.1
407	- amortization of geological and geophysical exploration expenses	162	250	88	54.3

(a)	From 2008, adjusted operating profit is reported for the “Exploration & Production” and “Storage” businesses within the Exploration & Production division. Prior period data have been restated accordingly.
(b)	Excluding special items.

Exploration & Production business
Adjusted operating profit of the Exploration & Production business for the first half of 2008 was euro 9,252 million, up euro 2,827 million or 44% from the first half of 2007 due to higher realizations in dollars (oil up 60.9%; natural gas up 40.8%) and increased production sales volumes (up 11.8 mmboe). These improvements were partly offset by the following: (i) the adverse impact of the appreciation of the euro against the dollar (approximately euro 1,300 million); (ii) rising operating costs and amortization charges taken in connection with development activities. This increase also reflected consolidation of assets acquired; (iii) higher amortization charges incurred in connection with exploration activity (euro 279 million; euro 417 million on a constant exchange rate basis); (iv) higher production royalties were incurred associated with higher production volumes and prices. It is worth mentioning that royalties due in Italy were calculated without taking into account certain tax provisions that were first enacted pursuant to Law Decree No. 112 of June 25, 2008, under Article 81, line 1 to 7, and then repealed by the Italian Government pursuant to an amendment to the bill filed with Italian Parliament in view of approving Law Decree No. 112.	Storage business
First half of 2008 adjusted operating profit reported by the natural gas storage business was euro 117 million down euro 73 million or 38.4% from the first half of 2007.

Adjusted net profit of the Exploration & Production division for the first half of 2008 was euro 4,141 million, an increase of euro 1,085 million and up 35.5% from the first half of 2007. This was due to an improved operating performance partly offset by higher income taxes also due to an increase recorded in the adjusted tax rate (from 54.5% to 57.1%).

Special charges not accounted for in adjusted operating profit of euro 311 million in the first half primarily regarded impairment of unproved properties and other assets. Other special items not accounted for in adjusted net profit primarily regarded an adjustment to deferred tax relating to enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the utilization of previously accrued deferred tax liabilities.

_______________

(6)	For a detailed explanation of adjusted operating profit and net profit see page 44.

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Liquids and gas realizations for the first half increased on average by 52.4% in dollar terms driven by higher Brent prices.
Liquid realizations for the first half amounted to $95.71 per barrel and were reduced by approximately $5.70 per barrel due to the settlement of certain commodity derivatives relating to the sale of 23 mmbbl in the first half. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011	period, decreasing to 102.7 mmbbl at the end of June 2008. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007. Excluding this impact, liquid realizations would have been $101.41 per barrel in the first half.
Average gas realizations were supported by a better sales mix reflecting higher volumes marketed on the basis of spot prices on the US market.
Liquid realizations and the impact of commodity derivatives were as follows:

First Half
2007	2008

Sales volumes	(mmbbl)	187.3	182.6
Sales volumes hedged by derivatives (cash flow hedge)			23.0
Total price per barrel, excluding derivatives	($/bbl)	59.47	101.41
Realized gains (losses) on derivatives			(5.70)
Total average price per barrel		59.47	95.71

Gas & Power

(million euro)	First Half
2007	2007	2008	Change	% Ch.

4,127	Operating profit	2,106	2,284	178	8.5
44	Exclusion of inventory holding (gains) losses	108	(138)
(79)	Exclusion of special items:	(12)	19
	of which:
(61)	Non-recurring items	(18)
(18)	Other special items	6	19
15	- environmental provisions	1	14
38	- provisions for redundancy incentives	5	7
(71)	- other		(2)
4,092	Adjusted operating profit (a)	2,202	2,165	(37)	(1.7)
2,225	Marketing	1,263	1,093	(170)	(13.5)
1,419	Regulated business in Italy	714	816	102	14.3
448	International transport	225	256	31	13.8
11	Net finance income (expense) (b)	4	1	(3)
420	Net income (expense) from investments (b)	218	233	15
(1,587)	Income taxes (b)	(847)	(820)	27
35.1	Tax rate (%)	34.9	34.2	(0.7)
2,936	Adjusted net profit	1,577	1,579	2	0.1

(a)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the Power generation activity are reported within the Marketing business as it is ancillary to the latter. Results from Regulated businesses in Italy include results from Transport, Distribution and Re-gasification service activities in Italy. Prior period data have been restated accordingly.
(b)	Excluding special items.

In the first half of 2008, the Gas & Power division reported adjusted operating profit of euro 2,165 million, a decrease of euro 37 million or 1.7% from the first half of 2007. This decrease reflected lower results recorded by marketing activities, partially offset by an improved performance delivered by the regulated businesses in Italy.

Special charges for the first half of 2008 (euro 19 million) referred to the marketing business (euro 8 million) and the	regulated businesses in Italy (euro 11 million) mainly regarding provisions for redundancy incentives and environmental charges.

Adjusted net profit for the first half of 2008 was euro 1,579 million, an increase of euro 2 million or 0.1% from the first half of 2007. Lower operating profit (down euro 37 million) was offset by higher earnings reported by certain equity-accounted affiliates and lower income taxes.

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Marketing
This business reported adjusted operating profit of euro 1,093 million for the first half of 2008, a decrease of euro 170 million or 13.5% from the first half of 2007mainly due to:
  the fact that certain provisions accrued in previous reporting periods were partially recycled through the 2007 first quarter profit and loss due to favorable developments with Italy’s regulatory framework. Those provisions were originally accrued due to enactment of Resolution No. 248/2004 and following ones by the Italian Authority for Electricity and Gas regarding the indexation mechanism of the raw material cost in supply contracts to resellers and residential customers;
  lower margins on gas sales in Italy recorded as a result of unfavorable trends in energy parameters to which gas purchase costs and selling prices are indexed regarding seasonal sales to residential customers;

  a lower operating result delivered by the power generation activity mainly due to the incurrence of provisions relating to the circumstance that the Italian Authority for Electricity and Gas questioned whether certain electricity revenues recorded in previous periods (2005 and 2006) were entitled to be subsidized.

These negatives were partly offset by higher sales volumes, also reflecting stronger seasonal sales in the first quarter.

Regulated businesses in Italy
This business reported adjusted operating profit of euro 816 million for the first half of 2008, an increase of euro 102 million or 14.3% from the first half of 2007. The increase was delivered both by the distribution activity, up euro 71 million, and by the transport activity, up euro 32 million as a result of higher volumes reflecting the positive impact of weather conditions, the recognition in tariff of expenditures incurred for network upgrading and lowered operating expenses.

Other performance indicators

(million euro)	First Half
2007	2007	2008	Change	% Ch.

5,077	EBITDA pro-forma adjusted	2,688	2,642	(46)	(1.7)
3,065	Marketing	1,670	1,521	(149)	(8.9)
1,289	Regulated business in Italy	648	752	104	16.0
723	International transport	370	369	(1)	(0.3)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:
  adjusted EBITDA of Eni’s wholly owned subsidiaries;
  Eni’s share of adjusted EBITDA of Snam Rete Gas (55.59% as of June 30, 2008), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS;

  Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.

Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

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Refining & Marketing

(million euro)	First Half
2007	2007	2008	Change	% Ch.

729	Operating profit	420	847	427	..
(658)	Exclusion of inventory holding (gains) losses	(187)	(816)
258	Exclusion of special items	72	149
	of which:
35	Non-recurring items	37
223	Other special items	35	149
128	- environmental provisions	32	6
58	- asset impairments	1	149
31	- provisions for redundancy incentives	3	6
9	- risk provisions
(3)	- other	(1)	(12)
329	Adjusted operating profit	305	180	(125)	(41.0)
126	Net income (expense) from investments (a)	84	64	(20)
(136)	Income taxes (a)	(139)	(72)	67
29.9	Tax rate (%)	35.7	29.5	(6.2)
319	Adjusted net profit	250	172	(78)	(31.2)

(a)	Excluding special items.

The Refining & Marketing division reported an adjusted operating profit of euro 180 million for the first half of 2008, a decrease of euro 125 million or 41.0% from the first half of 2007 mainly due to a weaker operating performance delivered by the refining business as a result of higher planned and unplanned downtime, the euro’s appreciation against the dollar and rising refining utility expenses. Also marketing activities in Italy reported a weaker operating result due to reduced wholesale margins, partly offset by better performance delivered by retail activities.	Adjusted net profit for the first half was euro 172 million, down euro 78 million or 31.2%, mainly due to a weaker operating performance and lower profit recorded by certain equity-accounted affiliates, partially offset by lower income taxes.

Special charges excluded from the adjusted operating profit amounted to euro 149 million and mainly related to refinery impairments.

Petrochemicals

(million euro)	First Half
2007	2007	2008	Change	% Ch.

74	Operating profit	211	(272)	(483)	..
(6)	Exclusion of inventory holding (gains) losses	(28)	(124)
22	Exclusion of special items	6	171
	of which:
(2)	Non-recurring items	6
24	Other special items		171
	- asset impairments		172
24	- provisions for redundancy incentives
	- other		(1)
90	Adjusted operating profit	189	(225)	(414)	..
1	Net finance income (expense) (a)
1	Net income (expense) from investments (a)	2	2
(35)	Income taxes (a)	(61)	55	116
57	Adjusted net profit	130	(168)	(298)	..

(a)	Excluding special items.

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The Petrochemical division incurred a loss at both the operating level and the bottom line reversing previous year profit, down euro 414 million and euro 298 million respectively. This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply	costs of oil-based feedstock that were not fully recovered in sales prices. Special charges of euro 171 million related mainly to impairment of assets.

Engineering & Construction

(million euro)	First Half
2007	2007	2008	Change	% Ch.

837	Operating profit	390	467	77	19.7
3	Exclusion of special items	(11)
	of which:
(4)	Non-recurring items	(11)
7	Other special items
7	- provisions for redundancy incentives
840	Adjusted operating profit	379	467	88	23.2
80	Net income (expense) from investments (a)	38	26	(12)
(262)	Income taxes (a)	(113)	(125)	(12)
28.5	Tax rate (%)	27.1	25.4	(1.7)
658	Adjusted net profit	304	368	64	21.1

(a)	Excluding special items.

Adjusted operating profit for the first half of 2008 was euro 467 million, up euro 88 million or 23.2%, from the first half of 2007 due to a better operating performance recorded in all business areas, in particular: (i) Onshore and Offshore construction due to improved margins; (ii) Offshore drilling due to higher tariffs and higher activity levels of the Scarabeo 4 and Scarabeo 6	semisubmersible platforms; and (iii) Onshore drilling due to higher activity levels in South America.

Adjusted net profit for the first half of 2008 was
euro 368 million, up euro 64 million from the first half of 2007 due to a better operating performance.

Other activities

(million euro)	First Half
2007	2007	2008	Change	% Ch.

(444)	Operating profit	(231)	(141)	90	39.0
237	Exclusion of special items	115	39
	of which:
61	Non-recurring items	65
176	Other special items	50	39
210	- environmental provisions	83	28
6	- asset impairments	6	2
13	- risk provision	9	20
18	- provisions for redundancy incentives	1	1
(71)	- other	(49)	(12)
(207)	Adjusted operating profit	(116)	(102)	14	12.1
(8)	Net finance income (expense) (a)	(4)	(12)	(8)
5	Net income (expense) from investments (a)
(210)	Adjusted net profit	(120)	(114)	6	5.0

(a)	Excluding special items.

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Corporate and financial companies

(million euro)	First Half
2007	2007	2008	Change	% Ch.

(217)	Operating profit	(99)	(112)	(13)	(13.1)
34	Exclusion of special items	(2)	2
	of which:
(10)	Non-recurring items	(11)
44	Other special items	9	2
12	- environmental provisions
32	- provisions for redundancy incentives	9	11
	- other		(9)
(183)	Adjusted operating profit	(101)	(110)	(9)	(8.9)
(154)	Net finance income (expense) (a)	29	(73)	(102)
4	Net income (expense) from investments (a)
192	Income taxes (a)	101	86	(15)
(141)	Adjusted net profit	29	(97)	(126)	..

(a)	Excluding special items.

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NON-GAAP Measures
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management assesses Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies).
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual	events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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(million euro)

First Half of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,058	2,284	847	(272)	467	(141)	(112)	(230)	11,901
Exclusion of inventory holding (gains) losses		(138)	(816)	(124)					(1,078)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	311	19	149	171		39	2		691
environmental charges		14	6			28			48
asset impairments	310		149	172		2			633
risk provisions						20			20
provision for redundancy incentives	2	7	6			1	11		27
other	(1)	(2)	(12)	(1)		(12)	(9)		(37)

Special items of operating profit	311	19	149	171		39	2		691

Adjusted operating profit	9,369	2,165	180	(225)	467	(102)	(110)	(230)	11,514
Net finance (expense) income (a)	23	1				(12)	(73)		(61)
Net income from investments (a)	263	233	64	2	26				588
Income taxes (a)	(5,514)	(820)	(72)	55	(125)		86	84	(6,306)

Tax rate (%)	57.1	34.2	29.5		25.4				52.4
Adjusted net profit	4,141	1,579	172	(168)	368	(114)	(97)	(146)	5,735

of which:
- adjusted net profit of minority interest									367
- Eni’s adjusted net profit									5,368

Eni’s reported net profit									6,758

Exclusion of inventory holding (gains) losses									(783)
Exclusion of special items:									(607)
- non-recurring (income) charges
- other special (income) charges									(607)
Eni’s adjusted net profit									5,368

(a)	Excluding special items.

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ENI OPERATING AND FINANCIAL REVIEW / FINANCIAL REVIEW

(million euro)

First Half of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Exclusion of inventory holding (gains) losses		108	(187)	(28)					(107)

Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	6	35			50	9		177
environmental charges		1	32			83			116
asset impairments	76		1			6			83
risk provisions						9			9
provision for redundancy incentives	1	5	3			1	9		19
other			(1)			(49)			(50)

Special items of operating profit	65	(12)	72	6	(11)	115	(2)		233

Adjusted operating profit	6,615	2,202	305	189	379	(116)	(101)	(24)	9,449
Net financial (expense) income (a)	(4)	4				(4)	29		25
Net income from investments (a)	100	218	84	2	38				442
Income taxes (a)	(3,655)	(847)	(139)	(61)	(113)		101	9	(4,705)

Tax rate (%)	54.5	34.9	35.7		27.1				47.4
Adjusted net profit	3,056	1,577	250	130	304	(120)	29	(15)	5,211

of which:
- adjusted net profit of minority interest									311
- Eni’s adjusted net profit									4,900

Eni’s reported net profit									4,855

Exclusion of inventory holding (gains) losses									(110)
Exclusion of special items:									155
- non-recurring (income) charges									81
- other special (income) charges									74
Eni’s adjusted net profit									4,900

(a)	Excluding special items.

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(million euro)

2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)

Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
environmental charges		15	128			210	12		365
asset impairments	226		58			6			290
risk provisions			9			13			22
provision for redundancy incentives	6	38	31	24	7	18	32		156
other	42	(71)	(3)			(71)			(103)

Special items of operating profit	263	(79)	258	22	3	237	34		738

Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net financial (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)

Tax rate (%)	54.5	35.1	29.9		28.5				48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094

of which:
- adjusted net profit of minority interest									624
- Eni’s adjusted net profit									9,470

Eni’s reported net profit									10,011

Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items:									(42)
- non-recurring (income) charges									35
- other special (income) charges									(77)
Eni’s adjusted net profit									9,470

(a)	Excluding special items.

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Breakdown of special items

First Half
2007	(million euro)	2007	2008

8	Non-recurring charges (income)	56
	of which:
(83)	curtailment recognized of the reserve for post-retirement benefits for Italian employees	(74)
91	provisions and utilizations against on antitrust proceedings and regulations	130
730	Other special charges (income)	177	691
365	Environmental charges	116	48
290	Asset impairments	83	633
22	Risk provisions	9	20
156	Provision for redundancy incentives	19	27
(103)	Other	(50)	(37)
738	Special items of operating profit	233	691
(23)	Net financial (expense) income
(321)	Net income from investments	(6)	(185)
	of which, gain on divestment of:
(290)	- Haldor Topsøe and Camom SA
	- GTT (Gaztransport et Technigaz sas)		(185)
(610)	Income taxes	(72)	(1,215)
	of which:
(394)	adjustments to deferred tax for Italian subsidiaries
	tax impact pursuant to Budget Law 2008 for Italian subsidiaries		(290)
	tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries		(537)
	adjustment to deferred tax for Libyan assets		(173)
(50)	other tax items	(46)	(40)
(166)	taxes on special items of operating profit	(26)	(175)
(216)	Total special items of net profit	155	(709)
	attributable to:
(174)	- Minority interest		(102)
(42)	- Eni	155	(607)

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Summarized Group balance sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors	to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(million euro)
Dec. 31, 2007	June 30, 2008	Change

Fixed assets
Property, plant and equipment, net	50,137	53,032	2,895
Other assets	563		(563)
Inventories - compulsory stock	2,171	2,401	230
Intangible assets	4,333	4,797	464
Equity-accounted investments and other investments	6,111	5,884	(227)
Receivables and securities held for operating purposes	725	833	108
Net payables related to capital expenditures	(1,191)	(1,556)	(365)
	62,849	65,391	2,542
Net working capital
Inventories	5,499	6,213	714
Trade receivables	15,609	15,101	(508)
Trade payables	(11,092)	(10,563)	529
Tax payables and provision for net deferred tax liabilities	(4,412)	(4,340)	72
Provisions	(8,486)	(8,296)	190
Other current assets and liabilities:
Equity instruments	2,476	2,279	(197)
Other (b)	(2,600)	(5,002)	(2,402)
	(3,006)	(4,608)	(1,602)
Provisions for employee post-retirement benefits	(935)	(915)	20
Net assets held for sale including related net borrowings	286	586	300
CAPITAL EMPLOYED, NET	59,194	60,454	1,260
Shareholders’ equity:
- Eni shareholder’s equity	40,428	41,207	779
- Minority interest	2,439	2,682	243
	42,867	43,889	1,022
Net borrowings	16,327	16,565	238
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	60,454	1,260

(a)	For a reconciliation to the statutory balance sheet see the paragraph “Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes” pages 55-56.
(b)	Include receivables and securities for financing operating activities for euro 398 million at June 30, 2008 (euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 356 million at June 30, 2008 (euro 368 million at December 31, 2007).

Period-end currency translation effects reduced the carrying amounts of net capital employed, shareholders’
equity and net borrowings by approximately euro 1,860 million, euro 1,310 million and euro 550 million respectively compared to 2007 year end amounts. This reduction was mainly driven by the appreciation of the euro against the dollar (at June 30, 2008 the EUR/USD exchange rate was 1.576 as compared to 1.472 at December 31, 2007, up 7.1%).	At June 30, 2008, net capital employed totalled euro 60,454 million, representing an increase of euro 1,260 million from December 31, 2007.

Fixed assets amounted to euro 65,391 million, representing an increase of euro 2,542 million from December 31, 2007 due to capital expenditures for the period (euro 6,759 million) and consolidation of Burren Energy assets (euro 2,180 million), partly offset by depreciation, depletion,

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amortization and impairment charges (euro 4,389 million) and currency translation effects.

The item Investments comprises a 60% interest in Arctic Russia BV (the former Eni Russia BV) which owns a 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel (Eni 60%, Enel 40%), following award of a bid for Lot 2 in the Yukos liquidation procedure. These three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologiya – are engaged in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in these acquired companies to be exercisable by Gazprom within 24 months starting from the acquisition date. Eni evaluates the investment in Arctic Russia BV under the equity method as it jointly controls the three entities based on ongoing contractual arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This 60% interest corresponds to the present ownership interest of Eni in the acquired companies determined by not taking into account the eventual exercise of the call option by Gazprom.

The carrying amount of the expropriated assets relating to the Dación oilfield in Venezuela (corresponding to euro 563 million as of December 31, 2007) has been reclassified from the item Other assets to Net payables related to capital expenditures, following the settlement agreement with the Republic of Venezuela. Under the terms of this agreement, Eni will receive cash compensation to be paid in seven yearly installments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions. Part of the cash compensation was collected in the period.

Net working capital
At June 30, 2008, net working capital amounted to a negative euro 4,608 million, representing a decrease of euro 1,602 million from December 31, 2007 mainly due to (i) a negative change in fair value (euro 2,673 million, euro 1,624 million net of taxes) of certain derivative instruments Eni entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of an amount of Eni’s proved reserves equal to 2% of proved reserves as of December 31, 2006 corresponding to approximately 125.7 mmbbl, decreasing to 102.7 mmboe as of end	of June. These hedging transactions were undertaken in connection with acquisitions of oil and gas assets in the Gulf of Mexico and Congo which were executed in 2007. The effective portion of changes in fair value of these hedges is recognized directly in equity, whilst the ineffective portion is recognized in profit and loss.
Tax payables and deferred tax liabilities net were substantially unchanged from year end amounts, recording a decrease of euro 72 million. This decrease was mainly due to: (i) lower tax payables recognized on losses from fair value evaluation of the above mentioned cash flow hedges; (ii) the payment of the balance of income taxes due for the year 2007 by Italian subsidiaries; (iii) a decrease recorded in net deferred tax liabilities for Italian companies and for Libyan activities against an increase in deferred tax liabilities recognized in connection with the acquisition of Burren Energy. Main increases were associated to income taxes accrued for the period as well as increased tax payables related to excise taxes[7] due on oil products marketed in Italy.

The item Equity instruments comprises the carrying amount (euro 2,279 million) of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange where approximately 5% of the share capital is traded. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months starting from the acquisition date, at a price of $3.7 billion equalling the bid price, as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses. In accordance with the fair value option provided for by IAS 39, Eni recognized the change in fair value of this 20% interest in OAO Gazprom Neft through the profit and loss instead of net equity. Eni elected this way in order to eliminate a recognition inconsistency that would otherwise arise from measuring the equity instrument and the related call option on different bases. In fact, the call option granted to Gazprom is measured at fair value through profit and loss being a derivative instrument. Consequently, the carrying amount of this equity instrument is determined based on its fair value as expressed by current quoted market prices, as reduced by the fair value amount of the relevant call

_______________

(7)	This increase reflects excise taxes on oil products marketed in Italy in the first 15 days of December which are settled within the end of this month, instead of being paid in the following month as in the rest of the year.

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option, thus equalling the option strike price as of June 30, 2007.

Net assets held for sale including related net borrowings were euro 586 million and related to: (i) the Refining & Marketing division’s stake in Agip España SA and Agip Portugal Combustiveis SA; (ii) the Engineering	& Construction division’s 20% stake in Fertinitro (Fertilizantes Nitrogenados de Oriente) which produces fertilizers; and (iii) the whole interest in Padana Assicurazioni SpA.
Net capital employed in the Exploration & Production, Gas & Power and Refining & Marketing divisions represented 88% of total net capital employed (89% at December 31, 2007).

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax	rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

Calculated on a 12-month period ending on June 30, 2008	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,576	2,938	241	10,618
Exclusion of after-tax finance expenses/interest income	-	-	-	327
Adjusted net profit unlevered	7,576	2,938	241	10,945
Adjusted capital employed, net:
- at the beginning of the period	21,717	18,412	5,775	51,418
- at period end	23,610	20,045	8,490	59,282
Adjusted average capital employed, net	22,664	19,229	7,133	55,350
Adjusted ROACE (%)	33.4	15.3	3.4	19.8

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according	to a 60:40 interest by Eni and Enel as of June 30, 2008, ROACE for the Group and for the Exploration & Production division would stand at 20.4% and 35.9%, respectively.

Calculated on a 12-month period ending on June 30, 2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,316	2,922	622	10,454
Exclusion of after-tax finance expenses/interest income				4
Adjusted net profit unlevered	6,316	2,922	622	10,458
Adjusted capital employed, net:
- at the beginning of the period	19,166	16,706	5,626	46,257
- at the end of period	21,717	18,451	5,909	51,551
Adjusted average capital employed, net	20,442	17,579	5,768	48,904
Adjusted ROACE (%)	30.9	16.6	10.8	21.4

Calculated on a 12-month period ending on December 31, 2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174
Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net:
- at the beginning of the period	18,590	18,906	5,631	47,966
- at period end	24,643	20,547	7,149	58,695
Adjusted average capital employed, net	21,617	19,727	6,390	53,331
Adjusted ROACE (%)	30.0	14.9	5.0	19.3

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Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in	order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2007	June 30, 2008	Change

Total debt	19,830	21,323	1,493
Short-term debt	8,500	10,857	2,357
Long-term debt	11,330	10,466	(864)
Cash and cash equivalents	(2,114)	(1,518)	596
Securities held for non-operating purposes	(174)	(114)	60
Financing receivables held for non-operating purposes	(1,215)	(3,126)	(1,911)
Net borrowings	16,327	16,565	238
Shareholders’ equity including minority interest	42,867	43,889	1,022
Leverage	0.38	0.38

Net borrowings at June 30, 2008 were euro 16,565 million, representing an increase of euro 238 million from December 31, 2007.
Total debt amounted to euro 21,323 million, of which euro 10,857 million were short-term (including the portion of long-term debt due within 12 months for euro 758 million) and euro 10,466 million were long-term.
Financing receivables held for non-operating purposes amounted to euro 3,126 million and mainly related to a collateral cash deposit (euro 2,755 million) made by the parent company Eni SpA to guarantee	certain cash flow hedging derivatives (for further details, see the discussion on the net working capital below).

Ratio of net borrowings to shareholders’ equity including minority interest – leverage – was unchanged at 0.38 with respect to end of 2007.
Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of June 30, 2008, leverage would stand at 0.31.

Changes in shareholders’ equity

(million euro)

Shareholders’ equity at December 31, 2007		42,867
Net profit for the period	7,227
Reserve for cash flow hedges	(1,751)
Dividends paid to Eni’s shareholders	(2,551)
Dividends paid by consolidated subsidiaries to minorities	(224)
Shares repurchased	(388)
Treasury shares attributed against employee share incentive schemes	9
Impact of share repurchases made by consolidated subsidiaries (Saipem)	(9)
Currency translation differences	(1,312)
Other changes	21
Total changes		1,022
Shareholders’ equity at June 30, 2008		43,889
Attributable to:
- Eni		41,207
- Minority interest		2,682

Shareholders’ equity including minority interest amounted to euro 43,889 million and increased by euro 1,022 million. This increase reflected net profit for the period (euro 7,227 million), partly offset by the payment of dividends (euro 2,551 million), losses upon fair value evaluation of certain cash flow hedges taken to reserve	including hedged transactions settled in the period (euro 1,751 million net of the related tax effect for euro 1,139 million) as well as a deduction associated with the repurchase of shares in the first half of 2008 (euro 388 million). Shareholders’ equity also decreased as a result of foreign currency translation effects.

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Summarized Group cash flow statement and change in net borrowings

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the	period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

Summarized Group cash flow statement (a)

(million euro)	First Half
2007	2008	Change

Net profit	5,166	7,227	2,061
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- depreciation, depletion and amortization and other non monetary items	2,871	3,874	1,003
- net gains on disposal of assets	(26)	(207)	(181)
- dividends, interest, income taxes and other changes	4,370	5,262	892
Cash generated from operating profit before changes in working capital	12,381	16,156	3,775
Changes in working capital related to operations	923)	(1,150)	(2,073)
Dividends received, taxes paid, interest (paid) received during the period	(3,621)	(5,056)	(1,435)
Net cash provided by operating activities	9,683	9,950	267
Capital expenditures	(4,257)	(6,759)	(2,502)
Acquisition of investments and businesses	(4,935)	(1,949)	2,986
Disposals	176	473	297
Other cash flow related to capital expenditures, investments and disposals	206	581	375
Free cash flow	873	2,296	1,423
Borrowings (repayment) of debt related to financing activities	230	(1,829)	(2,059)
Changes in short and long-term finance debt	4,634	2,110	(2,524)
Dividends paid and changes in minority interest and reserves	(3,266)	(3,158)	108
Effect of changes in consolidation and exchange differences	(88)	(15)	73
CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	2,383	(596)	(2,979)

Change in net borrowings

(million euro)	First Half
2007	2008	Change

Free cash flow	873	2,296	1,423
Net borrowings of acquired companies
Net borrowings of divested companies	(24)		24
Exchange differences on net borrowings and other changes	62	624	562
Dividends paid and changes in minority interest and reserves	(3,266)	(3,158)	108
CHANGE IN NET BORROWINGS	(2,355)	(238)	2,117

(a)	For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes” pages 57-58.

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In the first half of 2008 net cash provided by operating activities (euro 9,950 million) coupled with cash from divestments for euro 473 million were used to fund the cash outflows relating to: (i) capital expenditures totalling euro 6,759 million; (ii) payment of the balance of the 2007 dividend by Eni SpA (euro 2,551 million), as well as dividend payment from certain consolidated subsidiaries to minorities (euro 212 million, relating to	Snam Rete Gas and Saipem); (iii) the completion of the acquisition of Burren Energy Plc (cash outflow in 2008 being euro 1.7 billion net of acquired cash of euro 0.1 billion; total cash consideration for this transaction amounted to euro 2.3 billion which includes the amount of Burren’s shares purchased in December 2007); (iv) the repurchase of own shares by the parent company Eni SpA for a total amount of euro 388 million.

Capital expenditures

(million euro)	First Half
2007	2007	2008	Change	% Ch.

6,625	Exploration & Production	2,837	4,462	1,625	57.3
1,366	Gas & Power	526	871	345	65.6
979	Refining & Marketing	319	350	31	9.7
145	Petrochemicals	56	68	12	21.4
1,410	Engineering & Construction	510	977	467	91.6
59	Other activities	35	14	(21)	(60.0)
108	Corporate and financial companies	28	36	8	28.6
(99)	Impact of unrealized intragroup profit elimination	(54)	(19)	35	(64.8)
10,593		4,257	6,759	2,502	58.8

In the first half of 2008 capital expenditures amounted to euro 6,759 million (euro 4,257 million in the first half of 2007), of which 84% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions (for a more detailed discussion about capital expenditures, see the Operating Review by division above).

Acquisition of investments and businesses (euro 1,949 million) related mainly to the completion of the acquisition of Burren Energy (euro 1.7 billion, net of acquired cash amounting to euro 100 million).

Disposals (euro 473 million) related mainly to the sale of the Engineering & Construction division’s 30% stake in GTT
(Gaztransport et Technigaz sas). GTT is a company owning a patent for the construction of tanks to transport LNG.	Dividends paid and changes in minority interests and reserves (euro 3,158 million) mainly related to the balance of the 2007 dividend (euro 2,551 million) by the parent company Eni SpA and the dividend payments by Snam Rete Gas SpA and Saipem SpA (for a total amount of euro 212 million), and the repurchase of own shares by Eni SpA for euro 388 million.

From January 1 to June 30, 2008 a total of 16.6 million own shares were purchased at a cost of euro 388 million (on average euro 23.323 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 379.2 million of its own shares, equal to 9.5% of capital stock at issue, at a total cost of euro 6,581 million (for an average cost of euro 18.74 per share) representing 88.9% of the amount authorized by the Shareholders Meeting.

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Reconciliation of summarized Group balance sheet and statement of cash flows to statutory schemes

Summarized Group balance sheet

(million euro)	Dec. 31, 2007	June 30, 2008

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			50,137		53,032
Other assets			563
Inventories - compulsory stock			2,171		2,401
Intangible assets			4,333		4,797
Equity-accounted investments and other investments			6,111		5,884
Receivables and securities held for operating purposes	(see note 2 and note 8)		725		833
Net payables related to capital expenditures, made up of:			(1,191)		(1,556)
- receivables related to capital expenditures/disposals	(see note 2)	125		93
- receivables related to capital expenditures/disposals	(see note 10)	7		437
- payables related to capital expenditures	(see note 12)	(1,301)		(2,086)
- payables related to capital expenditures	(see note 18)	(22)
Total fixed assets			62,849		65,391
Net working capital
Inventories			5,499		6,213
Trade receivables	(see note 12)		15,609		15,101
Trade payables	(see note 12)		(11,092)		(10,563)
Tax payables and provisions for net deferred tax liabilities, made up of:			(4,412)		(4,340)
- income tax payables		(1,688)		(2,204)
- other tax payables		(1,383)		(1,988)
- deferred tax liabilities		(5,471)		(4,974)
- other tax liabilities	(see note 18)	(215)		(379)
- current tax assets		703		507
- other current tax assets		833		796
- deferred tax assets		1,915		3,059
- other tax assets	(see note 10)	894		843
Provisions			(8,486)		(8,296)
Other current assets and liabilities:
Equity instruments			2,476		2,279
Other, made up of:			(2,600)		(5,002)
- securities held for operating purposes	(see note 1)	259		365
- receivables for operating purposes	(see note 2)	357		389
- other receivables	(see note 2)	3,568		4,509
- other (current) assets		1,080		1,532
- other receivables and other assets	(see note 10)	209		316
- advances, other payables	(see note 12)	(4,723)		(5,705)
- other current liabilities		(1,556)		(3,275)
- other payables and other liabilities	(see note 18)	(1,794)		(3,133)
Total net working capital			(3,006)		(4,608)
Provisions for employee post-retirement benefits			(935)		(915)
Net assets held for sale including related net borrowings, made up of:			286		586
- assets held for sale				900
- liabilities directly associated to assets held for sale				(314)
CAPITAL EMPLOYED, NET			59,194		60,454

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continued Summarized Group balance sheet

(million euro)	Dec. 31, 2007	June 30, 2008

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

CAPITAL EMPLOYED, NET			59,194		60,454
Shareholders’ equity including minority interest			42,867		43,889
Net borrowings
Total debt, made up of:			19,830		21,323
- long-term debt		11,330		10,466
- current portion of long-term debt		737		758
- short-term financial liabilities		7,763		10,099
less:
Cash and cash equivalents			(2,114)		(1,518)
Securities held for non-operating purposes	(see note 1)		(174)		(114)
Financing receivables for non-operating purposes, made up of:			(1,215)		(3,126)
- trade receivables held for non-operating purposes	(see note 2)	(990)		(2,917)
- financial assets made for non-operating purposes	(see note 8)	(225)		(209)
Total net borrowings (a)			16,327		16,565
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			59,194		60,454

(a)	For details on net borrowings see also note No. 15 to the condensed consolidated financial statements.

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Summarized Group cash flow statement
(million euro)

First Half of 2007	First Half of 2008

Items of summarized cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		5,166		7,227
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
Depreciation, depletion and amortization and other non monetary items:		2,871		3,874
- depreciation, depletion and amortization	3,269		3,878
- net impairments (write-ups)	(258)		(95)
- net changes in provisions	(80)		103
- net changes in the provisions for employee benefits	(60)		(12)
Net gains on disposal of assets		(26)		(207)
Dividends, interest, income taxes and other changes:		4,370		5,262
- dividend income	(131)		(270)
- interest income	(301)		(293)
- interest expense	197		377
- exchange differences	(68)		(34)
- income taxes	4,673		5,482
Cash generated from operating profit before changes in working capital		12,381		16,156
Changes in working capital related to operations:		923		(1,150)
- inventories	(158)		(1,222)
- trade and other receivables	1,317		154
- other assets	77		(3)
- trade and other payables	(158)		(102)
- other liabilities	(155)		23
Dividends received, taxes paid, interest (paid) received during the period:		(3,621)		(5,056)
- dividend received	307		409
- interest received	209		166
- interest paid	(169)		(308)
- income taxes paid	(3,968)		(5,323)
Net cash provided by operating activities		9,683		9,950
Capital expenditures:		(4,257)		(6,759)
- tangible assets	(3,353)		(5,584)
- intangible assets	(904)		(1,175)
Acquisition of investments and businesses:		(4,935)		(1,949)
- investments	(3,850)		(232)
- consolidated subsidiaries and businesses	(1,085)		(1,717)
- acquisition of additional interests in subsidiaries
Disposals:		176		473
- tangible assets	145		41
- intangible assets	13
- consolidated subsidiaries and businesses	8
- investments	10		432
Other cash flow related to capital expenditures, investments and disposals:		206		581
- securities	(71)		(164)
- financing receivables	(408)		(2,393)
- change in payables and receivables relating to investments and capitalized depreciation	91			845
reclassification: purchase of securities and financing receivables for non-operating purposes	106		1,992
- disposal of securities	307		106
- disposal of financing receivables	503		332
- change in payables and receivables	14		26
reclassification: disposal of securities and financing receivables held for non-operating purposes	(336)		(163)
Free cash flow		873		2,296

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continued Summarized Group cash flow statement

(million euro)	First Half of 2007	First Half of 2008

Items of summarized cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		873		2,296
Borrowings (repayment) of debt related to financing activities		230		(1,829)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(106)		(1,992)
reclassification: sale of securities and financing receivables held for non-operating purposes	336		163
Changes in short and long-term finance debt:		4,634		2,110
- proceeds from long-term finance debt	2,351		2,636
- payments of long-term finance debt	(2,422)		(3,332)
- increase (decrease) in short-term finance debt	4,705		2,806
Dividends paid and changes in minority interests and reserves:		(3,266)		(3,158)
- net capital contributions/payments by/to minority shareholders	1		10
- dividends paid by Eni to shareholders	(2,384)		(2,551)
- dividends paid to minority interest	(227)		(224)
- net repurchase of treasury shares	(319)		(379)
- treasury share repurchased by consolidated subsidiaries	(337)		(14)
Effect of changes in consolidation area and exchange differences:		(88)		(15)
- effect of change in consolidation area	(4)
- effect of exchange differences	(84)		(15)
CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD		2,383		(596)

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ENI OPERATING AND FINANCIAL REVIEW / RISK FACTORS AND OUTLOOK

Risk factors and outlook

Foreword
The main risks that the Company is facing and actively monitoring and managing are the following: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the country risk in the upstream business; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from exploration and production activities.
Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies policies on financial risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of conducting finance, treasury and risk management operations based on three separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center and Banque Eni which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk.
Additionally, in 2007, Eni Trading & Shipping was established and has the mandate to manage and monitor solely commodity derivative contracts.
In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and	outside of Italy, respectively, covering funding requirements and using available surpluses.
All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’ s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s Group companies minimize such kinds of market risks.
With regard to the commodity risk, Eni’s policies and

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guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve its growth targets or ordinary asset portfolio management. The Group controls commodity risk with a maximum value-at-risk limit awarded to each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transaction arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).
Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group	companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of the Group’s companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits.
Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising ordinary trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined

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products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk	deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in the first half of 2008 (compared with full year 2007) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2007	First Half of 2008

(million euro)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Interest rate	7.36	0.47	1.39	4.35	4.46	0.73	2.25	2.40
Exchange rate	1.25	0.03	0.21	0.43	1.37	0.09	0.36	0.27

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2007	First Half of 2008

($ million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Area oil, products	44.59	4.39	20.17	12.68	34.93	6.99	22.60	13.58
Area Gas & Power	54.11	20.12	34.56	25.57	65.29	24.38	43.02	65.29

Credit risk
Credit risk is the potential exposure of the Group to losses that would be recognized if counterparties failed to perform or failed to pay amounts due. The credit risk arising from the Group’s normal commercial operations is controlled by each business unit within Group approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi-business clients is monitored on the basis of score cards quantifying risk levels. Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating. Eni has never experienced material non-performance by any counterparty. As of December 31, 2007 and June 30, 2008, Eni had no significant concentrations of credit risk, except for a collateral cash deposit made by Eni with a financing institution to guarantee certain cash flow hedges, as reported in the discussion under note 2 “Trade and other receivables” to the Condensed consolidated interim financial statements.	Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations causing material financial losses in the case the Group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Eni manages liquidity risk by targeting a sound optimal ratio between equity and total debt consistent with management finance plans and business objectives including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium-long term debt and total debt as well as between fixed rate debt and total medium-long term debt. This enables Eni to maintain an appropriate level of liquidity and funding capacity as to minimize borrowing expenses and to achieve an optimal profile of composition and maturity of indebtedness. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks centrally. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the

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objective of ensuring both availability of adequate funding to meet short term requirements and due obligations, and a sufficient level of flexibility in order to fund development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity.
This implies adoption of a strategy intended to pursue an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2007, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure “Project risk assessment and management”. In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU countries and in North America.	Operational risk
Eni’s business activities conducted in and outside of Italy are subject to a broad range of laws and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates. In particular, these laws and regulations require the acquisition of a license before exploratory drilling may commence and the compliance with the health, safety and environment rules. These environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In particular Eni is required to follow strict operating practices and standards to protect biodiversity when conducts exploration, drilling and production activities in certain ecologically sensitive locations (protected areas).
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and the expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position. For this purpose, Eni adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the business units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimize damage in the event of an incident. In the case of major crisis, Divisions/Entities are assisted by the Eni Unit of Crises to deal with the emergency through a team which have the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.

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The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Major refining and petrochemical facilities of Eni are certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS.
Eni provides a program of specific training and development for HSE staff in order to:
  Promote the execution of behaviors consistent with guidelines.
  Drive people’s learning growth process by developing professionalism, management and corporate culture.
  Support management knowledge and control
  of HSE risks.

Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas.
As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010 (excluding the acquisition of Distrigaz). Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be marketed outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to possible implementation of all publicly announced plans for the construction of new import infrastructures (backbone upgrading and new LNG terminals), and developments within the Italian regulatory framework, represent risk factors for the ability of the Company to meet its contractual obligations in connection with its take-or-pay[8] supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of the expected build-up of natural gas supplies to the Italian market, the Company could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and risks in executing its expansion plans to grow sales volumes in European markets.

_______________

(8)	For an explanation of take-or-pay clauses, see “Glossary”.

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Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and harsh environments, where the majority of Eni’s planned and ongoing projects is located.

Trends and uncertainties affecting the second half of the year
Changes in crude oil prices have different impacts on the results of operations of each of the Company’s businesses. Exploration & Production results are positively impacted by higher oil prices. The impact of changes in crude oil prices on sales margins of natural gas, refined and petrochemical products depends upon the speed at which prices adjust to reflect changes in crude prices. Wholesale margins in the Gas & Power business are substantially insulated from fluctuations in crude oil prices as purchase and selling prices of natural gas are contractually indexed to prices of crude oil and certain refined products according to similar pricing schemes. On the contrary, in the Refining & Marketing and Petrochemical businesses, a time lag exists between movements in oil prices and in prices of manufactured products. In the short-term, it is likely that these businesses may find it difficult to pass on rapid increases in crude oil prices to selling prices, thus resulting in a squeeze on selling margins. In the first half of 2008, rising trends in the cost of oil-based raw materials adversely affected results reported by the	refining and petrochemical businesses, as higher purchase prices were not fully recovered in sales prices. Should this scenario persist during the second half of the year, results would continue being adversely impacted.

Furthermore, higher crude oil prices jeopardize the Company’s performance in terms of hydrocarbon production growth and reserve replacement ratio, given the significant weight of production sharing agreements in Eni’s oil and gas portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserves entitlements, the lower the number of barrels to cover the same dollar amounts. For the current year and considering the existing Eni portfolio, management estimates that production entitlements would decrease by approximately 2,000 bbl/d for each $1 per barrel increase in oil prices.

Outlook
The outlook for Eni in 2008 remains positive, with key business trends for the year as follows:
  production of liquids and natural gas is forecasted to increase by approximately 2% from 2007 (actual oil and gas production averaged 1.736 mmboe/d in 2007) under the management’s scenario of Brent crude oil price at $112 per barrel for the full year. Additional production flowing from assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan, as well as field start-ups in Angola, Egypt, Venezuela, Congo, Pakistan and the USA will sustain production performance against expected mature field declines and lower volume entitlements in the Company’s production sharing agreements (PSA). The Company expects to continue to grow robustly in the medium-term in a high-price environment; particularly the Company estimates an average production growth rate of 3% till 2011 assuming Brent price at $120 per barrel over the period. The Company has also revised its long-term oil price assumption to $65 per barrel (real terms 2012);

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ENI OPERATING AND FINANCIAL REVIEW / RISK FACTORS AND OUTLOOK

  sales volumes of natural gas worldwide are forecasted to increase by approximately 3% from 2007 (actual sales volumes in 2007 were 98.96 bcm) reflecting the stronger seasonal sales recorded in the first quarter.
  Eni expects to achieve an increase in international sales driven by growth in a number of target markets in the Rest of Europe and in the LNG business. This sales forecast does not include any contribution from the acquisition of Distrigaz, whilst it takes account of the full contribution coming from upstream gas operations that were acquired in the Gulf of Mexico in midst 2007;
  refining throughputs on Eni’s account are expected to be unchanged from 2007 (actual throughputs in 2007 were 37.15 mmtonnes). Higher throughputs are forecasted at the Ceska Rafinerska as a result of the acquisition of an additional stake made in 2007. This improvement will be offset by an expected decrease in Italy mainly at the Livorno refinery, as a result of an unfavorable refining scenario, and by a facility downtime at the Venice refinery. The Sannazzaro refinery is expected to achieve higher processing;

  retail sales of refined products are expected to increase by approximately 2% from the 2007 level (11.8 mmtonnes were the comparable volumes achieved in 2007, which excludes volumes marketed in the Iberian Peninsula in 2007). This increase is driven by higher sales in Europe due to the full contribution of assets acquired in 2007 in Central-Eastern Europe and higher market share projected in retail marketing operations in Italy.

In 2008, management expects to spend approximately euro 14 billion on capital expenditures up 32% from 2007 (euro 10.59 billion in 2007). Major increases are expected in the development of oil and natural gas reserves, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructures.
On the basis of planned cash outflows to fund capital expenditures, the acquisition of Distrigaz, and shareholders remuneration, as well as certain expected divestments, management expects the Group’s leverage to achieve a lower level compared with 0.38 as reported in 2007, assuming the Company’s scenario for Brent prices at 112 $/barrel for the full-year and absent any further acquisitions.

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ENI OPERATING AND FINANCIAL REVIEW / SUBSEQUENT EVENTS

Subsequent events

Subsequent business developments are described in the operating review of Eni's business segment. In this section management discloses the following matter.

In May 2003 the Italian Ministry of the Environment sued Eni’s subsidiary Syndial SpA (former EniChem) for environmental damages allegedly caused when EniChem managed the facilities at Pieve Vergonte from 1990-1996. With a temporarily executive Decision No. 4991/08 dated July 3, 2008 and filed on July 8, 2008 the District Court of Turin ordered Syndial to pay the Italian Ministry of the Environment the sum of euro 1,833.5 million for the claim, plus legal interests that accrue from the filing of the decision. Syndial and its technical-legal consultants consider the decision and the amount of the compensation to be without factual and legal basis and concluded that a negative outcome of this proceeding is unlikely. In addition the sentence has been considered to lack sufficient elements to quantify the liability that Syndial should recognize in the case of an unfavorable	outcome. Specifically, the Court’s Decision did not gave consideration to the fact that Eni took over responsibility for this plant pursuant to a State law and that the Company could not be held responsible for previous running of the plant that started operations several years before the Company took over.
Additionally, the Company considers that the preliminary investigation has failed to demonstrate that the plant’s operations were not in compliance with applicable laws and regulations. Based on this technical-legal advice, in concert with external consultants on the matter of accounting principles engaged by Syndial SpA and Eni, no loss provision has been made for this proceeding.
As announced in the press release published on July 16, 2008, Syndial will appeal against the ruling on Pieve Vergonte site of the District Court of Turin as soon as possible.
Further information on this matter is provided in the Notes to the condensed consolidated financial statements, under note No. 22.

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ENI OPERATING AND FINANCIAL REVIEW / TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties

The transactions entered into by Eni and identified by IAS 24, concern mainly the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.	Twice a year Directors, General Managers and managers with strategic responsibilities declare any transaction they enter with Eni SpA or its subsidiaries, even through other persons or persons related to them as per IAS 24.
Amounts and types of trade and financial transactions with related parties are described in the Notes to the condensed consolidated financial statements (Note No. 30).

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ENI OPERATING AND FINANCIAL REVIEW / OTHER INFORMATION

Other information

Continuing listing standards provided by article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company.	Regarding the aforementioned provisions, the Company discloses that:
(i) four of Eni’s subsidiaries – Eni Congo SA, Eni Petroleum Co Inc, Eni Norge AS and NAOC-Nigerian AgipOil Co Ltd – Fall within the scope of the new continuing listing standard;
(ii) the Company has already adopted adequate procedures to ensure full compliance with the new regulation.

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ENI OPERATING AND FINANCIAL REVIEW / GLOSSARY

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Conversion Refining processes that enable for the transformation of heavy fractions into lighter products. Cracking, visbreaking, coking, gasification of refining residues are conversion processes. The ratio of the processing capacity of these plants and distillation capacity expresses the refinery conversion index; the higher this index, the more flexible and potentially profitable the refinery.

Deep waters Waters deeper than 200 meters.

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ENI OPERATING AND FINANCIAL REVIEW / GLOSSARY

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.	LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

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ENI OPERATING AND FINANCIAL REVIEW / GLOSSARY

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved	developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’ s operations.

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take or pay Clause included in natural gas transportation contracts according to which the

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ENI OPERATING AND FINANCIAL REVIEW / GLOSSARY

purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.
Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS

mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

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Condensed Consolidated Interim Financial Statements

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Consolidated balance sheet

Dec. 31, 2007	June 30, 2008

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		2,114		1,518
Other financial assets held for trading or available for sale	(1)
- equity instruments		2,476		2,279
- other securities		433		479
		2,909		2,758
Trade and other receivables	(2)	20,676	1,616	23,064	1,332
Inventories	(3)	5,499		6,213
Current tax assets		703		507
Other current tax assets		833		796
Other current assets	(4)	1,080		1,532
		33,814		36,388
Non-current assets
Property, plant and equipment	(5)	50,137		53,032
Other assets		563
Inventory - compulsory stock		2,171		2,401
Intangible assets	(6)	4,333		4,797
Equity-accounted investments	(7)	5,639		5,346
Other investments	(7)	472		538
Other financial assets	(8)	923	87	987	308
Deferred tax assets	(9)	1,915		3,059
Other non-current receivables	(10)	1,110		1,596
		67,263		71,756
Assets classified as held for sale	(19)	383		900
TOTAL ASSETS		101,460		109,044
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term finance debt	(11)	7,763	131	10,099	252
Current portion of long-term finance debt	(15)	737		758
Trade and other payables	(12)	17,116	1,021	18,354	872
Income tax payables	(13)	1,688		2,204
Other tax payables		1,383		1,988
Other current liabilities	(14)	1,556		3,275
		30,243		36,678
Non-current liabilities
Long-term debt	(15)	11,330		10,466
Provisions	(16)	8,486		8,296
Provision for employee benefits		935		915
Deferred tax liabilities	(17)	5,471		4,974
Other non-current liabilities	(18)	2,031	57	3,512	55
		28,253		28,163
Liabilities directly associated with the assets classified as held for sale	(19)	97		314
TOTAL LIABILITIES		58,593		65,155
SHAREHOLDERS’ EQUITY	(20)
Minority interest		2,439		2,682
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		34,610		36,822
Treasury shares		(5,999)		(6,378)
Interim dividend		(2,199)
Net profit		10,011		6,758
Total Eni shareholders’ equity		40,428		41,207
TOTAL SHAREHOLDERS’ EQUITY		42,867		43,889
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		101,460		109,044

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Consolidated profit and loss account

First Half 2007	First Half 2008

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(23)	41,688	2,052	55,422	2,145
Other income and revenues		445		406
Total revenues		42,133		55,828
OPERATING EXPENSES	(24)
Purchases, services and other		27,727	1,731	37,566	1,615
- of which non-recurring charge		130
Payroll and related costs		1,777		1,972
- of which non-recurring income		(74)
Depreciation, depletion, amortization and impairment		3,306		4,389
OPERATING PROFIT		9,323		11,901
FINANCE INCOME (EXPENSE)	(25)
Finance income		1,280	61	2,539	31
Finance expense		(1,288)	37	(2,753)	6
Derivative financial instruments		33		153
		25		(61)
INCOME FROM INVESTMENTS	(26)
Share of profit (loss) of equity-accounted investments		348		411
Other gain (loss) from investments		143		458
		491		869
PROFIT BEFORE INCOME TAXES		9,839		12,709
Income taxes	(27)	(4,673)		(5,482)
Net profit		5,166		7,227
Attributable to
Eni		4,855		6,758
Minority interest		311		469
		5,166		7,227
Earnings per share attributable to Eni (euro per share)	(28)
Basic		1.32		1.85
Diluted		1.32		1.85

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Consolidated statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interest	Total shareholders’ equity

Balance at Dec. 31, 2006	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199
Net profit for the first half of 2007									4,855	4,855	311	5,166
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				(8)						(8)		(8)
Change in the fair value of cash flow hedging derivatives				(528)						(528)		(528)
Foreign currency translation differences					(348)					(348)	(2)	(350)
				(536)	(348)					(884)	(2)	(886)
Total recognized income and (expense) for the period				(536)	(348)				4,855	3,971	309	4,280
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share) in settlement of 2006 interim dividend of euro 0.60 per share								2,210	(4,594)	(2,384)		(2,384)
Dividend distribution of other companies											(227)	(227)
Allocation of 2006 residual net profit							4,623		(4,623)
Treasury shares repurchased						(339)				(339)		(339)
Treasury shares sold under incentive plans for Eni managers			(20)	12		20	8			20		20
Difference between the carrying amount and strike price of stock options exercised by Eni managers							4			4		4
			(20)	12		(319)	4,635	2,210	(9,217)	(2,699)	(227)	(2,926)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(196)	(196)
Cost related to stock options							8			8		8
Foreign currency translation differences on the distribution of dividends and other changes					117		(198)			(81)	12	(69)
					117		(190)			(73)	(184)	(257)
Balance at June 30, 2007	4,005	959	7,242	(124)	(629)	(5,693)	29,613		4,855	40,228	2,068	42,296

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

continued Consolidated statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interest	Total shareholders’ equity

Balance at June 30, 2007	4,005	959	7,242	(124)	(629)	(5,693)	29,613		4,855	40,228	2,068	42,296
Net profit for the second half of 2007									5,156	5,156	487	5,643
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				4						4		4
Change in the fair value of cash flow hedging derivatives				(842)						(842)		(842)
Foreign currency translation differences				25	(1,606)					(1,581)	(49)	(1,630)
				(813)	(1,606)					(2,419)	(49)	(2,468)
Total (expense) income of the period				(813)	(1,606)				5,156	2,737	438	3,175
Transactions with shareholders
Interim dividend (euro 0.60 per share)								(2,199)		(2,199)		(2,199)
Dividend distribution of other companies											(62)	(62)
Payments by minority shareholders											1	1
Treasury shares repurchased						(341)				(341)		(341)
Treasury shares sold under incentive plans for Eni managers			(35)	23		35	3			26		26
Difference between the carrying amount and strike price of stock options exercised by Eni managers							5			5		5
			(35)	23		(306)	8	(2,199)		(2,509)	(61)	(2,570)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(5)	(5)
Cost related to stock options							10			10		10
Currency translation differences deriving from the distribution of dividends and other changes					2		(40)			(38)	(1)	(39)
					2		(30)			(28)	(6)	(34)
Balance at Dec. 31, 2007	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

continued Consolidated statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interest	Total shareholders’ equity

Balance at Dec. 31, 2007	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867
Net profit for the first half of 2008									6,758	6,758	469	7,227
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 20)				2						2		2
Change in the fair value of cash flow hedging derivatives (Note 20)				(1,751)						(1,751)		(1,751)
Foreign currency translation differences				39	(1,335)					(1,296)	(16)	(1,312)
				(1,710)	(1,335)					(3,045)	(16)	(3,061)
Total income (expense) of the period				(1,710)	(1,335)				6,758	3,713	453	4,166
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.70 per share) in settlement of 2007 interim dividend of euro 0.60 per share								2,199	(4,750)	(2,551)		(2,551)
Dividend distribution of other companies											(224)	(224)
Payments by minority shareholders											10	10
Allocation of 2007 residual net profit							5,261		(5,261)
Treasury shares repurchased						(388)				(388)		(388)
Treasury shares sold under incentive plans for Eni managers			(9)	5		9	1			6		6
Difference between the carrying amount and strike price of stock options exercised by Eni managers							2			2		2
			(9)	5		(379)	5,264	2,199	(10,011)	(2,931)	(214)	(3,145)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA											(9)	(9)
Cost related to stock options							9			9		9
Currency translation differences deriving from the distribution of dividends and other changes					115		(127)			(12)	13	1
					115		(118)			(3)	4	1
Balance at June 30, 2008 (Note 20)	4,005	959	7,198	(2,619)	(3,453)	(6,378)	34,737		6,758	41,207	2,682	43,889

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Consolidated statement of cash flows

(million euro)	Note	First Half 2007	First Half 2008

Net profit of the period		5,166	7,227
Depreciation, depletion and amortization	(24)	3,269	3,878
Net impairments (write-ups)		(258)	(95)
Net change in provisions		(80)	103
Net change in the provision for employee benefits		(60)	(12)
Gain on disposal of assets, net		(26)	(207)
Dividend income	(26)	(131)	(270)
Interest income		(301)	(293)
Interest expense		197	377
Exchange differences		(68)	(34)
Income taxes	(27)	4,673	5,482
Cash generated from operating profit before changes in working capital		12,381	16,156
(Increase) decrease:
- inventories		(158)	(1,222)
- trade and other receivables		1,317	154
- other assets		77	(3)
- trade and other payables		(158)	(102)
- other liabilities		(155)	23
Cash from operations		13,304	15,006
Dividends received		307	409
Interest received		209	166
Interest paid		(169)	(308)
Income taxes paid		(3,968)	(5,323)
Net cash provided by operating activities		9,683	9,950
- of which with related parties	(30)	667	1,110
Investing activities:
- tangible assets	(5)	(3,353)	(5,584)
- intangible assets	(6)	(904)	(1,175)
- consolidated subsidiaries and businesses		(1,085)	(1,717)
- investments	(7)	(3,850)	(232)
- securities		(71)	(164)
- financing receivables		(408)	(2,393)
- change in payables and receivables relating to investments and capitalized depreciation		91	845
Cash flow from investing activities		(9,580)	(10,420)
Disposals:
- tangible assets		145	41
- intangible assets		13
- subsidiaries and businesses		8
- investments		10	432
- securities		307	106
- financing receivables		503	332
- change in payables and receivables in relation to disposals		14	26
Cash flow from disposals		1,000	937
Net cash used in investing activities (*)		(8,580)	(9,483)
- of which with related parties	(30)	(358)	(826)

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

continued Consolidated statement of cash flows

(million euro)	Note	First Half 2007	First Half 2008

Proceeds from long-term finance debt		2,351	2,636
Repayments of long-term finance debt		(2,422)	(3,332)
Increase (decrease) in short-term debt finance debt		4,705	2,806
		4,634	2,110
Net capital contributions by minority shareholders		1	10
Net repurchase of treasury shares different from Eni SpA		(337)	(14)
Dividends paid to Eni shareholders		(2,384)	(2,551)
Dividends paid to minority interest		(227)	(224)
Net repurchase of treasury shares		(319)	(379)
Net cash used in financing activities		1,368	(1,048)
- of which with related parties	(30)	(17)	125
Effect of changes in the consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)		(4)
Currency translation differences relating to cash and cash equivalents		(84)	(15)
Net cash flow for the period		2,383	(596)
Cash and cash equivalents - Beginning of the period		3,985	2,114
Cash and cash equivalents - End of the period		6,368	1,518

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and liquidity, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings see the “Financial Review” section of this Interim Consolidated Report as of June 30, 2008.
(million euro)	First Half 2007	First Half 2008

Financing investments:
- securities	(70)	(3)
- financing receivables	(36)	(1,989)
	(106)	(1,992)
Disposal of financing investments:
- securities	306	95
- financing receivables	30	68
	336	163
Net cash flows from financing activities	230	(1,829)

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

SUPPLEMENTARY CASH FLOW DATA

(million euro)	First Half 2007	First Half 2008

Analysis of investments in companies which entered the consolidation area and lines of business
Current assets		106
Non-current assets	1,607	3,121
Net borrowings		102
Current and non-current liabilities	(522)	(909)
Net effect of investments	1,085	2,420
Fair value of investments held before the acquisition of control		(601)
Purchase price	1,085	1,819
less:
Cash and cash equivalents		(102)
Cash flow on investments	1,085	1,717
Analysis of disinvestment in companies which exited the consolidation area and lines of business
Non-current assets	1
Net borrowings	24
Current and non-current liabilities	(25)
Net effect of disposals	0
Gain on disposal	8
Selling price	8
Cash flow on disposals	8

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / BASIS OF PRESENTATION AND USE OF ACCOUNTING ESTIMATES

Basis of presentation

The Condensed Consolidated Interim Financial Statements of Eni Group have been prepared in accordance with IAS 34 “Interim Financial Reporting”. This report includes a complete set of financial statements and selected explanatory notes. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and evaluation criteria described in the Annual Report 2007.
Income taxes were calculated based on the estimated taxable profit. Tax payables and receivables were measured at the amount expected to be paid to/recovered from tax authorities, applying tax laws that have been enacted or substantively enacted at the end of the period and using tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2008, have been approved by Eni’s Board of Directors on July 30, 2008 and a limited review has been carried out by the independent auditor PricewaterhouseCoopers SpA (PwC). A limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards

Use of accounting estimates

For a description of the accounting estimates used see the Annual Report 2007.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Notes to the condensed consolidated financial statements

Current assets

1 Other financial assets held for trading or available for sale
At December 31, 2007 and June 30, 2008, Eni did not own financial assets held for trading. Other financial assets available for sale are set out below:

(million euro)	Dec. 31, 2007	June 30, 2008

Investments	2,476	2,279
Securities
Securities held for operating purposes	259	365
Securities held for non-operating purposes	174	114
	433	479
	2,909	2,758

Investments of euro 2,279 million (euro 2,476 million at December 31, 2007) included the carrying amount of a 20% interest in OAO Gazprom Neft, which is listed on the London Stock Exchange and was acquired on April 4, 2007 through a bid on the liquidation of the second lot of ex-Yukos assets. The classification of this transaction in this line reflects the call option granted by Eni to Gazprom on the entire ownership interest. This option is exercisable within 24 months starting on the date of acquisition. If exercised, the price of the ownership interest will be set at the acquisition price, less dividends, plus share capital increases, contractually agreed financial remuneration and additional financing costs. In application of the IAS 39 fair value option, the OAO Gazprom Neft investment was carried at fair value and changes were reflected in the profit and loss account rather than in a reserve of shareholders’ equity so as to maintain alignment with the inclusion in profit and loss of the derivative call option. Consequently, the carrying amount of this equity instrument was equal to its fair value as quoted on the stock market, less the fair value of the call option; this was the equivalent of the option strike price at June 30, 2008.
Available-for-sale securities were euro 479 million (euro 433 million at December 31, 2007).
Changes in the fair value of available-for-sale financial assets of euro 2 million net of the related taxes, were recognized in net equity in “Other reserves”.
Securities held for operating purposes of euro 365 million (euro 259 million at December 31, 2007) included securities designated to provide coverage of technical reserves of Eni’s insurance companies for euro 356 million (euro 256 million at December 31, 2007).

2 Trade and other receivables
Trade and other receivables were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Trade receivables	15,609	15,101
Financing receivables:
- for operating purposes - short-term	357	389
- for operating purposes - current portion of long-term receivables	27	55
- for non-operating purposes	990	2,917
	1,374	3,361
Other receivables:
- from disposals	125	93
- other	3,568	4,509
	3,693	4,602
	20,676	23,064

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Receivables were stated net of the allowance for impairment losses of euro 961 million (euro 935 million at December 31, 2007):

(million euro)	Value at Dec. 31, 2007	Additions	Write-offs	Other changes	Value at June 30, 2008

Trade receivables	595	36	(21)	(28)	582
Other receivables	340	44	(1)	(4)	379
	935	80	(22)	(32)	961

Receivables for financing operating activities of euro 444 million (euro 384 million at December 31, 2007) included euro 358 million due from unconsolidated entities controlled by Eni, joint ventures and affiliates (euro 246 million at December 31, 2007) and a euro 41 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves (euro 112 million at December 31, 2007).
Receivables for financing non-operating activities amounted to euro 2,917 million (euro 990 million at December 31, 2007) of which euro 2,755 million (euro 898 million at December 31, 2007) related to a collateral cash deposit made by Eni SpA at Morgan Stanley to guarantee certain cash flow hedging derivatives. Further information on cash flow hedging derivatives is provided in Note 14 “Other current liabilities” and 18 “Other non-current liabilities”.
Receivables with related parties are described in Note 30 “Transactions with related parties”.

3 Inventories
Inventories were as follows:

Dec. 31, 2007	June 30, 2008

(million euro)	Crude oil, natural gas and petroleum products	Petrochemical products	Work in progress	Other	Total	Crude oil, natural gas and petroleum products	Petrochemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	861	299		809	1,969	451	199		889	1,539
Products being processed and semi finished products	74	27		15	116	49	75		22	146
Work in progress			553		553			963		963
Finished products and goods	1,962	703		17	2,682	2,524	693		191	3,408
Advances			179		179			157		157
	2,897	1,029	732	841	5,499	3,024	967	1,120	1,102	6,213

Inventories were stated net of the valuation allowance of euro 73 million (euro 75 million at December 31, 2007).

(million euro)	Value at Dec. 31, 2007	Additions	Deductions	Other changes	Value at June 30, 2008

75	7	(8)	(1)	73

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

4 Other current assets
Other assets were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Fair value of non-hedging derivatives	629	1,110
Fair value of cash flow hedging derivatives	10	1
Other assets	441	421
	1,080	1,532

Fair values of non-hedging derivatives of euro 1,110 million (euro 629 million at December 31, 2007) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.

Non-current assets

5 Property, plant and equipment
Analysis of tangible assets is set out below:

(million euro)	Carrying amount at Dec. 31, 2007	Accumulated amortization and impairment at Dec. 31, 2007	Net carrying amount at Dec. 31, 2007	Acquisitions	Amortizations	Impairments	Currency translation differences	Other changes	Net carrying amount at June 30, 2008	Carrying amount at June 30, 2008	Accumulated amortization and impairment at June 30, 2008

Property, plant and equipment	102,243	52,106	50,137	5,584	(2,737)	(503)	(1,611)	2,162	53,032	106,768	53,736

Acquisitions of euro 5,584 million were primarily related to the Exploration & Production segment (euro 3,474 million), the Engineering & Construction segment (euro 972 million), the Gas & Power segment (euro 701 million) and the Refining & Marketing segment (euro 348 million).
Impairments of euro 503 million were primarily related to proved properties of the Exploration & Production segment (euro 181million), petrochemical plants (euro 172 million) and refining facilities (euro 148 million). The recoverable amount used in assessing the impairment charges was determined by discounting the expected future cash flows before taxation at discount rates ranging from 8% to 12.6% derived from the weighted average cost of capital which took into account the sector-specific risk.
Other changes in the net book value of tangible assets (euro 2,162 million) were primarily due to the inclusion in the consolidation area of Burren Energy Plc assets following the acquisition of controlling interest by the Exploration & Production segment (euro 2,544 million). This increase was partially offset by: (i) the reclassification to assets held for sale of Agip España SA and Agip Portugal Combustiveis SA assets (euro 152 million); (ii) the initial recognition and changes in the estimated decommissioning and restoration costs of euro 149 million related to the Exploration & Production segment; and (iii) the disposal of tangible assets for euro 41 million. Further information on the acquisition of Burren Energy Plc is provided in Note 21 “Other information”.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

6 Intangible assets
Intangible assets were as follows:

(million euro)	Carrying amount at Dec. 31, 2007	Accumulated amortization and impairment at Dec. 31, 2007	Net carrying amount at Dec. 31, 2007	Acquisitions	Amortizations	Other changes	Net carrying amount at June 30, 2008	Carrying amount at June 30, 2008	Accumulated amortization and impairment at June 30, 2008

Intangible assets with finite useful lives	6,090	3,872	2,218	1,175	(1,143)	222	2,472	6,486	4,014
Intangible assets with indefinite useful lives:
- goodwill			2,115			210	2,325
	6,090	3,872	4,333	1,175	(1,143)	432	4,797	6,486	4,014

Acquisitions of euro 1,175 million included exploration expenditures of euro 907 million which were fully amortized as incurred.
Other changes in intangible assets with finite useful lives of euro 222 million were primarily related to the inclusion in the consolidation area of Burren Energy Plc following the acquisition of controlling interest by the Exploration & Production segment (euro 302 million).
Other changes in intangible assets with indefinite useful lives of euro 210 million were in respect to the recognition of goodwill of euro 147 million related to the acquisition of Burren Energy Plc.
Further information on the Burren Energy Plc transaction is provided in Note 21 “Other information”.

7 Investments
Analysis of investments is set out below:

(million euro)	Value at Dec. 31, 2007	Acquisitions and subscriptions	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Other changes	Value at June 30, 2008

Equity-accounted investments	5,639	58	411	(282)	(538)	5,288
Other investments	472	174			(50)	596
	6,111	232	411	(282)	(588)	5,884

Acquisitions and subscriptions for euro 174 million were primarily related to the subscription of other investments for increase in share capital of Angola LNG Ltd (euro 171 million).
Share of profit of equity-accounted investments million primarily related to Galp Energia SGPS SA (euro 154 million), Unión Fenosa Gas SA (euro 104 million) and United Gas Derivatives Co (euro 47 million).
Deduction following the distribution of dividends of euro 282 million primarily related to Galp Energia SGPS SA (euro 46 million), United Gas Derivatives Co (euro 45 million) and Unión Fenosa Gas SA (euro 37 million).

Other changes of euro 588 million were primarily related to: (i) the consolidation of Burren Energy Plc, hence its exclusion from the rest of equity-accounted investments, following the acquisition of controlling interest by the Exploration & Production segment (euro 592 million); (ii) the sale of Gaztransport et Technigaz SAS (euro 125 million); and (iii) the reclassification to assets held for sale of Fertilizantes Nitrogenados de Oriente (euro 80 million). These changes were partially offset by the inclusion within equity-accounted investments of Hindustan Oil Exploration Co Ltd (euro 52 million) with interests owned through entities controlled by Burren Energy Plc.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

8 Other financial assets
Other financing receivables were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Financing receivables:
- for operating purposes	677	707
- for non-operating purposes	225	209
	902	916
Securities for operating purposes	21	71
	923	987

Financing receivables were net of the allowance for impairment losses of euro 25 million (euro 24 million at December 31, 2007).
Operating financing receivables of euro 707 million (euro 677 million at December 31, 2007) primarily consisted of loans made by the Exploration & Production segment (euro 536 million).
Non-operating financing receivables of euro 209 million (euro 225 million at June 30, 2007) consisted of a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture.
Securities euro 71 million (euro 21 million at December 31, 2007) were designated as held-to-maturity. The euro 50 million increase was related to Banque Eni SA.
Receivables with related parties are described in Note 30 “Transactions with related parties”.

9 Deferred tax assets
Deferred tax assets were as follows:

(million euro)	Value at December 31, 2007	Net increases	Currency translation differences	Other changes	Value at June 30, 2008

1,915	746	(157)	555	3,059

Deferred tax assets of euro 3,059 million (euro 1,915 million at December 31, 2007) were recognized net of offsettable deferred tax liabilities of euro 3,503 million (euro 3,526 million at December 31, 2007). The euro 746 million net increase included the effects deriving from the application of the Budget Law for 2008 which removed the limitations to the recognition for fiscal purposes of carrying amounts of assets and liabilities of controlled entities included in fiscal consolidation by paying a special tax with a 6% rate (euro 229 million).
Other changes of euro 555 million were in respect of the tax effect deriving from fair value valuation of cash flow hedging derivatives (euro 547 million) recognized with a corresponding entry in the relevant reserve within net equity.
Further information on cash flow hedging derivatives is provided in Note 14 “Other current liabilities” and Note 18 “Other non-current liabilities”.

10 Other non-current assets
Other non-current assets were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Current tax assets	894	843
Receivables from disinvesting activities	7	437
Other receivables	197	274
Fair value on cash flow hedging derivatives		5
Other assets	12	37
	1,110	1,596

The euro 430 million increase in receivables from disinvesting activities was primarily related to Eni Dación BV receivable from the Venezuelan Government as settlement for the 2006 expropriation of assets (euro 433 million). Under the terms of this agreement reached in February 2008, Eni will receive a cash compensation to be paid in seven annual installments, yielding interest income from the date of the settlement. At December 31, 2007 these assets were recorded in the balance sheet in “Other assets”.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Current liabilities

11 Short-term debt
Short-term debt was as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Banks	4,070	6,128
Ordinary Bonds	3,176	3,553
Other financial institutions	517	418
	7,763	10,099

Short-term debt increased by euro 2,336 million primarily due to the balance of repayments and new proceeds (euro 2,742 million) partially offset by negative currency translation differences (euro 403 million).
Ordinary bonds consisted of commercial paper of euro 3,553 million issued by the finance company Eni Coordination Center SA.
At June 30, 2008 within Eni financial framework, no unfulfilment of terms and conditions or violation of agreements occurred.

12 Trade and other payables
Trade and other payables were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Trade payables	11,092	10,563
Prepayments	1,483	1,897
Payables from investing activities	1,301	2,086
Other payables	3,240	3,808
	17,116	18,354

Payables with related parties are described in Note 30 “Transactions with related parties”.

13 Income tax payables
Income tax payables were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Italian subsidiaries	247	524
Foreign entities	1,441	1,680
	1,688	2,204

Income taxes of Italian subsidiaries were net of tax benefit effect deriving from fair value valuation of cash flow hedging derivatives (euro 1,083 million) recognized with a corresponding entry in the relevant reserve within equity. Further information on cash flow hedging derivatives is provided in Note 14 “Other current liabilities” and Note 18 “Other non-current liabilities”.

14 Other current liabilities
Other current liabilities were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Fair value of cash flow hedging derivatives	911	2,179
Fair value of non-hedging derivatives	412	861
Other liabilities	233	235
	1,556	3,275

The fair value of cash flow hedging derivatives amounted to euro 2,179 million of which euro 2,170 million (euro 911 million at December 31, 2007) was related to contracts expiring by June 2009 entered into by the Exploration & Production segment to hedge the variability of cash flows expected in the 2008-2011 period from the marketing of 125.7 mmbbl of Eni’s proved hydrocarbon reserves as at December 31, 2006 (102.7 mmbbl at June 30, 2008) in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the U.S. company Dominion Resources.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Information on changes in fair value of the cash flow hedging derivatives is provided in Note 20 “Shareholders’ equity” and Note 25 “Finance income (expense)”.
Information on the fair value recognition of contracts with a maturity after June 30, 2009 is given in Note 18 “Other non-current liabilities”.

Non-current liabilities

15 Long-term debt and current maturities of long-term debt
Long-term debt including the current portion were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Long-term debt	Current portion of long-term debt	Total	Long-term debt	Current portion of long-term debt	Total

Ordinary bonds	5,123	263	5,386	5,087	471	5,558
Banks	5,921	161	6,082	4,423	222	4,645
Other financial institutions	286	313	599	956	65	1,021
	11,330	737	12,067	10,466	758	11,224

Long-term debt, including the current portion of long-term debt, decreased by euro 843 million to euro 11,224 million (euro 12,067 million at December 31, 2007). Such decrease was due to the balance of payments and new proceeds of euro 696 million as well as the negative impact of foreign currency translation differences and translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates (euro 175 million).
Eni entered into long-term borrowing facilities with the European Investment Bank which were subordinated to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2007 and June 30, 2008, the amount of short and long-term debt subject to restrictive covenants was euro 1,429 million and euro 1,385 million, respectively. In addition, Saipem SpA and Saipem SA entered into certain borrowing facilities for euro 75 million and euro 18 million, respectively (euro 75 million and euro 34 million at December 31, 2007), with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the consolidated financial statements of Saipem and separate financial statements of Saipem SA. Eni and Saipem are in compliance with the covenants contained in their respective financing arrangements.
The following table analyzes bonds per issuing entity, maturity date, interest rate and currency as at June 30, 2008:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	8	1,508	Euro		2013		4.625
- Eni SpA	1,250	24	1,274	Euro		2017		4.750
- Eni Coordination Center SA	630	3	633	British pound	2010	2019	4.875	5.125
- Eni SpA	500	1	501	Euro		2010		6.125
- Eni Coordination Center SA	377	3	380	Euro	2008	2028	2.876	5.441
- Eni Coordination Center SA	306	2	308	Japanese yen	2008	2037	0.810	2.810
- Eni Coordination Center SA	267	6	273	Euro	2008	2015		variable
- Eni Coordination Center SA	162	1	163	US dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	31		31	Swiss franc		2010		2.043
- Eni Coordination Center SA	29	(1)	28	US dollar		2013		variable
	5,052	47	5,099
Other bonds:
- Eni USA Inc	254	2	256	US dollar		2027		7.300
- Eni Lasmo Plc (*)	189	(7)	182	British pound		2009		10.375
- Eni UK Holding Plc	21		21	British pound		2013		variable
	464	(5)	459
	5,516	42	5,558

(*)	The bond is guaranteed by a bank fixed deposit recorded in non-current financial assets (euro 209 million).

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Bonds maturing within 18 months (euro 468 million) were issued by Eni Coordination Center SA for euro 286 million and by Eni Lasmo Plc for euro 182 million. During the first half of 2008, Eni SpA, Eni Coordination Center SA and Eni UK Holding Plc issued bonds for a total amount of euro 405 million (euro 253 million, euro 131 million and euro 21 million, respectively).

Net borrowings as indicated in the Financial Review section of this Interim Consolidated Report as of June 30, 2008, were analyzed as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Current	Non-current	Total	Current	Non-current	Total

A. Cash and cash equivalents	2,114		2,114	1,518		1,518
B. Available-for-sale securities	174		174	114		114
C. Liquidity (A+B)	2,288		2,288	1,632		1,632
D. Financing receivables	990	225	1,215	2,917	209	3,126
E. Short-term bank debt	4,070		4,070	6,128		6,128
F. Long-term bank debt	161	5,921	6,082	222	4,423	4,645
G. Bonds	263	5,123	5,386	471	5,087	5,558
H. Short-term related party debt	131		131	252		252
I. Long-term related party debt		16	16		15	15
L. Other short-term debt	3,562		3,562	3,719		3,719
M. Other long-term debt	313	270	583	65	941	1,006
N. Total borrowings (E+F+G+H+I+L+M)	8,500	11,330	19,830	10,857	10,466	21,323
O. Net borrowings (N-C-D)	5,222	11,105	16,327	6,308	10,257	16,565

16 Provisions
Provisions were as follows:

(million euro)	Value at Dec. 31, 2007	Increases	Changes in estimates	Discounting	Utilization	Write-back of unused provision	Other changes	Value at June 30, 2008

Provision for decommissioning	3,974		(147)	99	(37)	(6)	(119)	3,764
Provision for environmental risks	1,858	69		11	(191)	(2)	92	1,837
Provision for contract penalties and litigations	716	21			(25)	(14)	8	706
Reserve for losses and loss expenses for Eni’s insurance companies	418	1				(1)	7	425
Provision for taxes	213						(6)	207
Provision for investment losses	163	2				(3)	(33)	129
Provision for restructuring assets disposal	130						(114)	16
Provision for OIL insurance	80				(13)	(7)	(3)	57
Provision for prize contests	65	39			(27)			77
Provision for onerous contracts	50	17			(29)		2	40
Other (*)	819	282		5	(38)	(52)	22	1,038
	8,486	431	(147)	115	(360)	(85)	(144)	8,296

(*)	Each individual amount included herein does not exceed euro 50 million.

Other changes of euro 144 million included negative exchange differences for euro 137 million.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

17 Deferred tax liabilities
Deferred tax liabilities were recognized net of offsettable deferred tax assets for euro 3,503 million (euro 3,526 million at December 31, 2007).

(million euro)	Value at Dec. 31, 2007	Net utilizations	Currency translation differences	Other changes	Value at June 30, 2008

Deferred tax liabilities	5,471	(814)	(379)	696	4,974

Net utilizations of euro 814 million included tax benefits derived from the application of provisions of Law Decree No. 112 of June 25, 2008 and the enactment of a renewed tax framework in Libya of May 2007 regarding oil companies operating in production sharing schemes. In particular: (i) the utilization of deferred taxes recognized by energy companies1 on the difference between inventories of hydrocarbons carried at the weighted-average cost and carrying amount determined for tax purposes by applying the previous LIFO method valuation (euro 877 million); (ii) the review of the tax base of the Libyan company’s assets and the partial excess of cumulative deferred taxes (euro 173 million).
Other changes of euro 696 million referred for euro 769 million to the acquisition of Burren Energy Plc by the Exploration & Production segment.

18 Other non-current liabilities
Other non-current liabilities were as follows:

(million euro)	Dec. 31, 2007	June 30, 2008

Fair value of cash flow hedging derivatives	1,340	2,754
Current income tax liabilities	215	379
Liabilities related to capital expenditures	22
Other payables	295	49
Other liabilities	159	330
	2,031	3,512

The fair value of cash flow hedging derivatives of euro 2,754 million (euro 1,340 million at December 31, 2007) was related to contracts expiring after June 2009 entered into by the Exploration & Production segment to hedge the variability of cash flows expected in the 2008-2011 period from the marketing of 125.7 mmbbl of Eni’s proved hydrocarbon reserves as at December 31, 2006 (102.7 mmbbl at June 30, 2008) in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the U.S. company Dominion Resources.
Information on changes in the fair value of cash flow hedging derivatives is provided in Note 20 “Shareholders’ equity” and Note 25 “Finance income (expense)”.

_______________

(1)	Companies whose primary activity is the production and trade of hydrocarbons and electricity, and whose sales exceed euro 25 million.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

19 Assets held for sale and liabilities directly associated to assets held for sale
Non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 900 and euro 314 million, respectively, were related to the disposal of Padana Assicurazioni SpA, Agip España SA and Agip Portugal Combustiveis SA both operating in the distribution of refined products and the interest in Fertilizantes Nitrogenados de Oriente specialized in the production of fertilizers.

20 Shareholders’ equity

Eni’s net equity
Eni’s net equity was as follows:

(million euro)	Value at Dec. 31, 2007	Value at June 30, 2008

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	7,207	7,198
Cumulative currency translation differences	(2,233)	(3,453)
Other reserves	(914)	(2,619)
Retained earnings	29,591	34,737
Treasury shares	(5,999)	(6,378)
Interim dividend	(2,199)
Net profit of the period	10,011	6,758
	40,428	41,207

Share capital
At June 30, 2008 the parent company’s issued share capital consisted of 4,005,358,876 fully paid-up shares (nominal value euro 1 each) (same amount at December 31, 2007).
On April 29, 2008 Eni’s Shareholders’ Meeting announced a dividend distribution of euro 0.70 per share, with the exclusion of treasury shares held at the ex-dividend date, in settlement of the 2007 interim dividend of euro 0.60 per share. The balance was payable on May 22, 2008 to shareholders on the register on May 19, 2008.

Other reserves
Other reserves of negative amount of euro 2,619 million (euro 914 million at December 31, 2007) were as follows:
- A reserve of euro 247 million constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA (same amount at December 31, 2007).
- A reserve of euro 186 million (euro 181 million at December 31, 2007) deriving from Eni SpA’s equity.
- A reserve of negative amount of euro 3,052 million (euro 1,342 million at December 31, 2007) net of the related taxes, for the valuation at fair value of available-for-sale securities and cash flow hedging derivatives.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The valuation at fair value of available-for-sale securities and cash flow hedging derivatives, net of the related tax, consisted of the following:

Available-for-sale securities	Cash flow hedging derivatives	Total

(million euro)	Reserve	Tax effect	Net reserve	Reserve	Tax effect	Net reserve	Reserve	Tax effect	Net reserve

Reserve at Dec. 31, 2007	2	2	(2,185)	841	(1,344)	(2,183)	841	(1,342)
Changes of the period	2	2	(3,423)	1,352	(2,071)	(3,421)	1,352	(2,069)
Currency translation differences			76	(37)	39	76	(37)	39
Recognition in profit and loss account			533	(213)	320	533	(213)	320
Reserve at June 30, 2008	4	4	(4,999)	1,943	(3,056)	(4,995)	1,943	(3,052)

21 Other information
Acquisition of Burren Energy Plc
On January 11, 2008, following a non-hostile takeover by means of a cash offer, Eni acquired control over the British oil company Burren Energy Plc (Burren). Burren held producing assets in Turkmenistan and Congo, and exploratory licenses in Egypt, Yemen and India. Total consideration for this transaction of euro 2,358 million, of which euro 14 million related to additional costs directly attributable to the combination, has been allocated to Burren’s identifiable acquired assets and liabilities on a preliminary basis because of the significant amount of time required for a more precise valuation. The pre-acquisition values determined in accordance with IFRS, as well as the amounts following the allocation of the price to Burren Energy Plc assets and liabilities, are indicated below:

(million euro)	Pre-acquisition	Post-acquisition

Current assets	221	192
Property, plant and equipment	457	2,544
Intangible assets	47	302
Goodwill		147
Investments	27	52
Assets acquired	752	3,237
Current liabilities	63	100
Deferred tax liabilities	36	769
Provisions	1	10
Liabilities acquired	100	879
Net equity acquired	652	2,358

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22 Guarantees, commitments and risks

Commitments and risks
Acquisition of Distrigaz SA
On May 29, 2008, upon finalization of an auction procedure in which virtually all the major European gas operators took part, Eni entered into a binding agreement with the French company Suez-Tractebel to buy its 57.243% majority stake in Distrigaz SA, listed on Euronext, for an initial price of euro 2.74 billion. The deal values Distrigaz at euro 4.8 billion.
In 2007, Distrigaz, Belgium’s main gas company, sold 17 bcm of gas volumes to Belgian businesses, resellers and utilities as well as other European markets. Distrigaz’s long-term gas supply contracts with Norway, the Netherlands and Qatar were responsible for approximately 90% of its annual sales . The deal is expected to be finalized by the end of 2008, as soon as authorization from the European Commission is granted and other conditions are met, such as the waiver by Publigaz SCRL, the municipal holding company, of its pre-emption right over the transfer of shares from Suez to Eni. Currently Publigaz owns 31.254% of the share capital of Distrigaz.
Following the closing of the deal, Eni will launch a mandatory cash offer on remaining Distrigaz shares. On July 30, 2008, Eni and Publigaz signed a shareholders’ agreement for the corporate governance of Distrigaz which gives Publigaz a put option for the sale of its part of interest to Eni. Publigaz has concurrently waived its pre-emption rights on the 57.243% stake of the share capital of Distrigaz SA being sold.
Furthermore, Eni signed a preliminary agreement with Suez to dispose of certain assets in a move to optimize its asset portfolio. Eni’s consideration assets include: (i) Eni’s 5,300-kilometers network of low-pressure pipelines serving the consumer area of Rome; (ii) interests in some of Eni’s exploration and production properties. Also the two partners are negotiating certain long-term supply contracts whereby Eni will supply Distrigaz with: (i) volumes of electricity up to a maximum of 1.1 GW of generation capacity for 20 years; (ii) volumes of gas to be delivered in Italy and outside of Italy up to a 20-year period and an option for Distrigaz to purchase LNG volumes equivalent to 0.9 bcm to be delivered to the Gulf of Mexico for 20 years.

Managing company’s risks
The main risks that the Company is facing and actively monitoring and managing are described in the “Risk factors and outlook” section of this Interim Consolidated Report as of June 30, 2008.

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)
Criminal action commenced by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi commenced a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions, but the prosecutor confirmed the request to dismiss the case. With a decision of June 2008, the public prosecutor dismissed the accusations as unfounded and requested the closing of the proceeding.

1.2 Civil and administrative proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)
(i) Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA (now Syndial SpA) and Edison SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Syndial failed to settle this dispute with the Ministry. The proceeding is still pending.

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(ii) Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, commenced an action against EniChem SpA (now Syndial SpA) with reference to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by Pertusola Sud SpA activities (merged into EniChem) in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming environmental damages for euro 300 million. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The Province of Crotone appealed this decision. The second instance court accepted this appeal and Syndial repealed this determination. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested a damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for the environmental emergency in the Calabria Region in the proceeding commenced in 2003. This new proceeding is in the preliminary investigation stage. This proceeding was unified with the one opened by the Ministry of the Environment. In 2006, the Council of Ministers, Ministry for the Environment and Delegated Commissioner for the Environmental Emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings commenced by the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.
(iii) Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore. In May 2003 the Italian Ministry of the Environment sued Eni’s subsidiary Syndial SpA (former EniChem) for environmental damages allegedly caused when EniChem managed the facilities at Pieve Vergonte from1990-1996.
With a temporarily executive Decision No. 4991/2008 dated July 3, 2008 and filed on July 8, 2008 the District Court of Turin ordered Syndial to pay the Italian Ministry of the Environment the sum of euro 1,833.5 million for the claim, plus legal interests that accrue from the filing of the decision. Syndial and its technical-legal consultants consider the decision and the amount of the compensation to be without factual and legal basis and concluded that a negative outcome of this proceeding is unlikely. In addition the sentence has been considered to lack sufficient elements to quantify the liability that Syndial should recognize in the case of an unfavorable outcome. Specifically, the Court’s Decision did not gave consideration to the fact that Eni took over responsibility for this plant pursuant to a State law and that the Company could not be held responsible for previous running of the plant that started operations several years before the Company took over. Additionally, the Company considers that the preliminary investigation has failed to demonstrate that the plant’s operations were not in compliance with applicable laws and regulations. Based on this technical-legal advice, in concert with external consultants on the matter of accounting principles engaged by Syndial SpA and Eni, no loss provision has been made for this proceeding. Syndial will appeal against the ruling on Pieve Vergonte site of the District Court of Turin as soon as possible.
The Italian Ministry for environment enacted a ministerial decree providing for: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the presentation of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry of the Environment. However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be considered plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also requesting suspension of the effectiveness of the decision.
(iv) Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of the environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up as well as further damages of various types (e.g. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested

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environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report produced by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. With a decision of March 2008 the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. Both parties filed an appeal against this decision in June 2008.
(v) Ministry for the Environment Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered. The Regional Administrative Court of Catania with its decision of July 2007 annulled the decision made by the Service Conference of the Ministry of the Environment concerning Priolo and the Augusta harbor. The Ministry and the municipalities of Augusta and Melilli filed a claim with an Administrative Court of the Sicilia Region which accepted the claim. In January 2008 the Regional Court of Catania accepted two further claims on this matter, while the decision of the Administrative Court of Lazio is still pending. In June 2008 the Ministry for the Environment and the Municipalities of Melilli and Augusta filed and appeal with the Regional Administrative Council. The parties are waiting for the date of the hearing. The proceedings are still pending before the Administrative Court of Lazio.

2. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

2.1 Regulation
(i) Inquiry of the Italian Authority for Electricity and Gas regarding information to clients about the right to pay amounts due for natural gas sales in installments. With Decision No. 228/2007, the Italian Authority for Electricity and Gas commenced a formal inquiry regarding information to clients about the right to pay amounts due for the natural gas sales in installments in order to possibly impose put a stop to the alleged infringement of the clients’ rights and to impose a fine. In April 2008, the Authority concluded its inquiry and fined the Company by euro 3.2 million.
(ii) Toscana Energia Clienti. Eni’s subsidiary Toscana Energia Clienti started an action against a customer regarding alleged lack of measurement of gas consumption due to inability to access a measurement facility at the customer’s site, also in connection with the application of Resolution No. 229/2001 of the Italian Authority for Electricity and Gas. This customer has annual consumption in excess of 5,000 cm. The defendant also acted against the Eni’s subsidiary. This proceeding is in a preliminary stage.

3. Court Inquiries
Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. Due to the lack of evidence supporting this charge in a trial, the public prosecutor filed a request for dismissing this proceeding. The judge for preliminary hearings rejected most of the dismissal request, requiring the public prosecutor to continue with the criminal case.

Settled Proceedings
Alleged intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa commenced an investigation concerning the activity of the refinery of Priolo to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. The Court appointed an independent consultant to check the origin, causes and extension of the alleged infiltrations. For mere caution the following actions have been almost completed: (i) reclaiming and securitization of the whole area; (ii) relocation of the wells producing drinking water in areas farther uphill from the polluted area; (iii) installation of a system for water purification.
In September 2007, the judge for the preliminary investigation filed a request to dismiss this proceeding.

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23 Revenues
The following is a summary of the main components of “Revenues”. For more information about changes in revenues and the seasonality of sales, see the Operating and Financial Review and Prospects section of this Interim Consolidated Report as June 30, 2008.
Net sales from operations were as follows:

(million euro)	First Half 2007	First Half 2008

Net sales from operations	41,363	54,968
Change in contract work in progress	325	454
	41,688	55,422

Net sales from operations were net of the following items:

(million euro)	First Half 2007	First Half 2008

Excise taxes	6,407	6,531
Exchanges of oil sales (excluding excise taxes)	1,246	1,407
Services billed to joint venture partners	664	939
Sales to service station managers for sales billed to holders of credit card	713	874
Exchanges of other products	56	44
	9,086	9,795

Net sales from operations by business segment are presented in Note 29 “Information by business segment”.

24 Operating expenses
The following is a summary of the main components of “Operating expenses”. For more information about changes in operating expenses, see the “Operating and Financial Review and Prospects” section of this Interim Consolidated Report as of June 30, 2008.

Purchases, services and other
Purchases, services and other miscellaneous operating expenses included the following:

(million euro)	First Half 2007	First Half 2008

Production costs - raw, ancillary and consumable materials and goods	20,998	29,462
Production costs - services	5,406	6,589
Operating leases and other	1,034	1,080
Net provision for contingencies	281	353
Other expenses	546	564
	28,265	38,048
less:
- capitalized costs directly associated with self-constructed assets	(538)	(482)
	27,727	37,566

Production costs for services included brokerage fees for euro 19 million (euro 12 million in the first half of 2007).
Increases in provisions, net of reversals of unused provisions, were primarily made with respect to environmental liability risks for euro 67 million (euro 114 million in the first half of 2007) and contract penalties and litigations for euro 7 million (euro 91 million in the first half of 2007). More information is provided in Note 16 “Provisions”.

Payroll and related costs
Payroll and related costs were as follows:

(million euro)	First Half 2007	First Half 2008

Payroll	1,875	2,101
less:
- capitalized costs directly associated with self-constructed assets	(98)	(129)
	1,777	1,972

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Stock-based compensation
Stock-based compensation plans are designed to motivate and retain Eni’s managers. No significant changes were made to these plans as they were described in the Consolidated Financial Statements at December 31, 2007. At June 30, 2008 Eni SpA did not approve new stock grant and stock option plans for Eni managers.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(number)	First Half 2007	First Half 2008

Senior managers	1,587	1,597
Junior managers	11,675	12,334
Employees	35,786	36,472
Workers	25,659	25,708
	74,707	76,111

The average number of employees was calculated as the median between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Depreciation, depletion, amortization and impairment
Depreciation, depletion, amortization and impairment are detailed below:

(million euro)	First Half 2007	First Half 2008

Depreciation, depletion and amortization	3,270	3,880
Impairment	37	511
less:
- capitalized direct costs associated with self-constructed assets	(1)	(2)
	3,306	4,389

25 Financial income (expense)
Finance income (expense) consisted of the following:

(million euro)	First Half 2007	First Half 2008

Finance income (expense)
Finance income	1,280	2,539
Finance expense	(1,288)	(2,753)
	(8)	(214)
Derivative financial instruments	33	153
	25	(61)

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Analysis of net finance income (expense) was as follows:

(million euro)	First Half 2007	First Half 2008

Finance income (expense) related to net borrowings
Interest and other expense due to banks and other financial institutions	(186)	(331)
Interest and other expense on debentures	(127)	(133)
Interest from banks	149	36
Interest and other income on financing receivables and securities held for non-operating purposes	11	27
	(153)	(401)
Positive (negative) exchange differences
Positive exchange differences	926	2,235
Negative exchange differences	(951)	(2,245)
	(25)	(10)
Other finance income (expense)
Income from equity instruments	62	118
Finance expense capitalized	68	101
Interest and other income on financing receivables and securities held for operating purposes	70	36
Interest on tax credits	10	18
Finance expense due to passage of time (a)	(92)	(115)
Other finance income	52	39
	170	197
	(8)	(214)

(a)	The item was related to the increase in provisions recognized at present value in non-current liabilities.

Income from equity instruments of euro 118 million (euro 62 million in the first half of 2007) regarded the valuation at fair value of the 20% interest in OAO Gazprom Neft, the related call option granted by Eni to Gazprom and the recognition of the dividend announced in the period (more information is included in Note 1 “Other financial assets held for trading or available for sale”).

Derivative financial instruments consisted of the following:

(million euro)	First Half 2007	First Half 2008

Derivatives on interest rate	(28)	78
Derivatives on commodities	(24)	67
Derivatives on exchange rate	85	8
	33	153

Net gain from derivatives of euro 153 million (euro 33 million in the first half of 2007) was primarily due to the recognition in the profit and loss account of the change in the fair value of those derivatives which cannot be qualified as hedging instruments under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk, interest rate risk or commodity risk, and as such, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of negative currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.
Gains on commodity derivatives of euro 67 million included euro 132 million related to the ineffective portion of the positive change in the fair value of cash flow hedging derivatives (time value component) entered into by the Exploration & Production segment to hedge the variability of cash flows expected in the 2008-2011 period from the marketing of 125.7 mmbbl of Eni’s proved hydrocarbon reserves as at December 31, 2006 (102.7 mmbbl at June 30, 2008) in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the U.S. company Dominion Resources.

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26 Income from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(million euro)	First Half 2007	First Half 2008

Share of profit of equity-accounted investments	454	510
Share of loss of equity-accounted investments	(96)	(99)
Increases in the provision for investment losses	(10)
	348	411

More information is provided in Note 7 “Equity-accounted investments”.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(million euro)	First Half 2007	First Half 2008

Dividends	131	270
Gains on disposal	11	187
Other net income	1	1
	143	458

Dividends of euro 270 million were mainly related to Nigeria LNG Ltd (euro 231 million).
Gains on disposal of euro 187 million were primarily related to the sale of Gaztransport et Technigaz SAS of the Engineering & Construction segment (euro 185 million).

27 Income taxes
Income tax expense consisted of the following:

(million euro)	First Half 2007	First Half 2008

Current taxes:
- Italian subsidiaries	1,147	1,588
- foreign subsidiaries	3,213	5,454
	4,360	7,042
Net deferred taxes:
- Italian subsidiaries	108	(1,182)
- foreign subsidiaries	205	(378)
	313	(1,560)
	4,673	5,482

The effective tax rate was 43.1% (47.5% in the first half of 2007) compared with a statutory tax rate of 37.3% (37.9% in the first half of 2007). This was calculated by applying a 33%2 tax rate (IRES) to profit before income taxes and a 3.9% tax rate (IRAP) to the net value of production as imposed by Italian legislation.

_______________

(2)	Included a 5.5% supplemental tax rate on taxable profits of energy companies (whose primary activity is the production and trade of hydrocarbons and electricity, and whose sales exceed euro 25 million) effective January 1, 2008 pursuant to Law Decree No. 112/2008.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The difference between the statutory and effective tax rate is due to the following factors:

(%)	First Half 2007	First Half 2008

Statutory tax rate	37.9	37.3
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	9.9	13.5
- tax impact from application of Decree Law No. 112/2008, Budget Law 2008 and Libyan tax reform		(7.9)
- other adjustments	(0.3)	0.2
	9.6	5.8
	47.5	43.1

The tax impacts derived from the application of new provisions pursuant to Law Decree No. 112/2008, the Budget Law 2008 and the enactment of a renewed tax framework in Libya of a 7.9% rate for oil companies operating in production sharing schemes.
In particular the tax measures were the following: (i) the utilization of deferred taxes recognized by energy companies on the difference between inventories of hydrocarbons carried at the weighted-average cost and carrying amount determined for tax purposes by applying the previous LIFO method valuation, net of a one-off amount calculated by applying a special 16% tax on the difference between the two amounts as at June 30, 2008; (ii) application of the 2008 Budget Law which removed the limitations to the recognition for fiscal purposes of carrying amounts of assets and liabilities of controlled entities included in fiscal consolidation by paying a special tax with a 6% rate; (iii) based on the enactment of a renewed tax framework in Libya, the tax base of the Company’s Libyan oil properties has been reviewed and resulted in a partial excess of cumulative deferred taxes.

28 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2007 and 2008, was 3,673,655,386 and 3,648,738,573, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of shares fully-diluted including shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued in connection with stock-based compensation plans.
The average number of fully-diluted shares used in the calculation of diluted earnings for the first half of 2007 and 2008 was 3,676,504,634 and 3,649,110,251, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

First Half 2007	First Half 2008

Average number of shares used for the calculation of the basic earnings per share		3,673,655,386	3,648,738,573
Number of potential shares following stock grant plans		793,684	123,578
Number of potential shares following stock options plans		2,055,564	248,100
Average number of shares used for the calculation of the diluted earnings per share		3,676,504,634	3,649,110,251
Eni’s net profit	(million euro)	4,855	6,758
Basic earning per share	(euro per share)	1.32	1.85
Diluted earning per share	(euro per share)	1.32	1.85

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

29 Information by industry segment

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Intragroup profits	Total

First Half 2007
Net sales from operations (a)	12,829	13,722	16,880	3,476	4,289	103	617
Less: intersegment sales	(8,144)	(349)	(596)	(166)	(457)	(18)	(498)
Net sales to customers	4,685	13,373	16,284	3,310	3,832	85	119		41,688
Operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Provisions	(21)	56	107	14	(11)	146	(10)		281
Depreciation, depletion, amortization and impairment	2,547	333	217	56	119	7	31	(4)	3,306
Share of profit (loss) of equity-accounted investments	(22)	214	110	7	39)				348
Identifiable assets (b)	31,493	21,346	11,803	3,316	7,170	291	975	(690)	75,704
Unallocated assets									19,232
Equity-accounted investments	1,372	2,091	942	15	381	44			4,845
Identifiable liabilities (c)	9,230	4,119	5,127	714	4,272	1,864	2,607		27,933
Unallocated liabilities									24,707
Capital expenditures	2,837	526	319	56	510	35	28	(54)	4,257
First Half 2008
Net sales from operations (a)	17,889	16,892	24,274	3,519	4,211	95	643
Less: intersegment sales	(9,615)	(423)	(727)	(215)	(547)	(14)	(560)
Net sales to customers	8,274	16,469	23,547	3,304	3,664	81	83		55,422
Operating profit	9,058	2,284	847	(272)	467	(141)	(112)	(230)	11,901
Provisions	140	119	43		1	48	2		353
Depreciation, depletion, amortization and impairment	3,259	340	367	236	154	4	35	(6)	4,389
Share of profit (loss) of equity-accounted investments	27	232	130	2	20				411
Identifiable assets (b)	37,856	23,097	14,158	3,134	9,540	388	1,576	(922)	88,827
Unallocated assets									20,217
Equity-accounted investments	1,459	2,227	1,358	29	158	50	7		5,288
Identifiable liabilities (c)	14,759	4,908	6,372	790	4,826	1,674	2,076		35,405
Unallocated liabilities									29,750
Capital expenditures	4,462	871	350	68	977	14	36	(19)	6,759

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

30 Transactions with related parties
Eni’s transactions with related parties regard the supply of goods and services as well as being a party to financing transactions with joint ventures, affiliates and non-consolidated entities as well as with entities directly and indirectly owned or controlled by the Government. All these transactions are generally conducted on an arm’s length basis on behalf of Eni companies.
The following is a description of trade and financing transactions with related parties.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Trade and other transactions
Trade and other transactions in the first half of 2007 and 2008 consisted of the following:

(million euro)	June 30, 2007	First Half 2007

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	7	29	79		42		1
Blue Stream Pipeline Co BV	43	16			97
CAM Petroli Srl	65					286
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	77	65	5,728				130
Charville - Consultores e Servicos Lda	2		91				3
Eni Oil Co Ltd	10	115			57
Fox Energy Srl	42					119
Gasversorgung Süddeutschland GmbH	13					71
Karachaganak Petroleum Operating BV	40	90		11	128		4
Mangrove Gas Netherlands BV			51
Mellitah Gas BV	26	92			53
OOO "EniNeftegaz"	220
Petrobel Belaym Petroleum Co		34			115
Raffineria di Milazzo ScpA	17	11			116	58	1
RPCO Enterprises Ltd			104
Super Octanos CA		1		105
Trans Austria Gasleitung GmbH		65		20	75		20
Transmediterranean Pipeline Co Ltd		8			40
Unión Fenosa Gas SA			61			78
Other (*)	168	117	145	91	202	200	48
	730	643	6,259	227	925	812	207
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	29	130		5	249		13
Eni BTC Ltd			180
Other (*)	29	6	13	1	6	3	1
	58	136	193	6	255	3	14
	788	779	6,452	233	1,180	815	221
Entities owned or controlled by the Government
Alitalia	8					172
Enel	139	22		2	97	231	199
GSE - Gestore Servizi Elettrici	220	131		105		340
Other (*)	67	90		40	74	72	2
	434	243		147	171	815	201
	1,222	1,022	6,452	380	1,351	1,630	422

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

(million euro)	June 30, 2008	First Half 2008

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
Artic Russia BV	73
ASG Scarl	4	39	121		37
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	13					78
Blue Stream Pipeline Co BV	38	15			83
Bronberger & Kessler und Gilg & Schweiger GmbH	24					135
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	70	53	5,945				147
CEPAV (Consorzio Eni per l’Alta Velocità) Due	38		64
Fox Energy Srl	57			1		172	1
Gasversorgung Süddeutschland GmbH	27					155	6
Gruppo Distribuzione Petroli Srl	21					59
Karachaganak Petroleum Operating BV	50	129			93		8
Mellitah Gas BV	5	115			39	1
Raffineria di Milazzo ScpA	10	7			138	67	1
Supermetanol CA		5		51
Super Octanos CA	2	2		134
Trans Austria Gasleitung GmbH		64		31	77		29
Unión Fenosa Gas SA	36		61			147
Other (*)	155	132	51	18	340	44	52
	623	561	6,242	235	807	858	244
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	32	128			18		23
Eni BTC Ltd			154
Other (*)	24	13	5	4	7	2	5
	56	141	159	4	25	2	28
	679	702	6,401	239	832	860	272
Entities owned or controlled by the Government
Alitalia	24					221	1
Enel	111	3		11	187	324	166
GSE - Gestore Servizi Elettrici	33	66		139	37	208	6
Terna SpA	19	78		13	89	1	26
Other (*)	71	82		25	43	56	4
	258	229		188	356	810	203
	937	931	6,401	427	1,188	1,670	475

(*)	Each individual amount included herein does not exceed euro 50 million.

Certain engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors. Relevant transactions which were executed on an arm’s length basis amounted to approximately euro 4 million and euro 4 million in the first half of 2007 and 2008, respectively.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The most significant transactions consisted of:

-	dividends receivable from Artic Russia BV;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity railway from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees;
-	supply of oil products to Bernhard Rosa Inh. Ingeborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Fox Energy Srl, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be exchanged on an arm’s length basis;
-	acquisition of natural gas transport services outside of Italy from Blue Stream Pipeline Co BV and Trans Austria Gasleitung GmbH;
-	guarantee issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due in relation to contractual commitments related to the execution of project planning and realization;
-	supply of specialized upstream services and the re-charge carried out by Agip Kazakhstan North Caspian Operating Co NV, Mellitah Gas BV and Karachaganak Petroleum Operating BV of costs relating to Eni for acquisitions; services are invoiced on the basis of incurred costs;
-	sale of natural gas to Gasversorgung Süddeutschland GmbH;
-	acquisition of refining services from Raffineria di Milazzo ScpA in relation to incurred costs;
-	acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main products;
-	guarantee of performance issued on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantee issued on behalf of Eni BTC Ltd in relation to the construction of an oil pipeline;
-	sale of oil products to Alitalia;
-	sale and transportation of natural gas, sale of fuel oil as well as sale and purchase of electricity and acquisition of electricity transmission services with Enel;
-	sale and purchase of electricity with GSE - Gestore Servizi Elettrici;
-	sale and purchase of electricity and the acquisition of domestic electricity transmission service jointly with Terna SpA

Financing transactions
Financing transactions in the first half of 2007 and 2008 were as follows:

(million euro)	June 30, 2007	First Half 2007

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		6	775		24
Raffineria di Milazzo ScpA			45
Spanish Egyptian Gas Co SAE			292
Trans Austria Gasleitung GmbH	70				1
Transmediterranean Pipeline Co Ltd	110				4
Other (*)	69	96	40	16	7
	249	102	1,152	16	36
Unconsolidated entities controlled by Eni
Other (*)	118	12	1		2
	118	12	1		2
Entities owned or controlled by Eni
Other (*)				21	23
				21	23
	367	114	1,153	37	61

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

(million euro)	June 30, 2008	First Half 2008

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Artic Russia BV	32	126
Bayernoil Raffineriegesellschaft mbH	105
Blue Stream Pipeline Co BV	5	5	664		8
PetroSucre SA	160
Raffineria di Milazzo ScpA			60
Trans Austria Gasleitung GmbH	134				3
Transmediterranean Pipeline Co Ltd	102				3
Other (*)	92	108	43	2	3
	625	239	767	2	17
Unconsolidated entities controlled by Eni
Other (*)	92	28	2	1	3
	92	28	2	1	3
Entities owned or controlled by Eni
Other (*)				3	11
				3	11
	717	267	769	6	31

(*)	Each individual amount included herein does not exceed euro 50 million.

The most significant transactions included:

-	cash deposits at Group finance companies and financing loans to Artic Russia BV;
-	financing loan to Bayernoil Raffineriegesellschaft mbH;
-	a receivable from PetroSucre SA following the contribution of Corocoro activities;
-	bank debt guarantees issued on behalf of Blue Stream Pipeline Co BV and cash deposits at Group finance companies;
-	bank debt guarantees issued on behalf of Raffineria di Milazzo ScpA;
-	financing loans to Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd for the realization of the Austrian gas pipeline section from the Russian Federation to Italy and the construction of natural gas transmission facilities, respectively.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, was as follows:

(million euro)	June 30, 2007	June 30, 2008

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,648	1,504	8.52	23,064	1,332	5.78
Other current assets				1,532	13	0.85
Other non-current financial assets	596	61	10.23	987	308	31.21
Other non-current assets	1,263	24	1.90	1,596	1	0.06
Current financial liabilities	8,131	97	1.19	10,099	252	2.50
Trade and other payables	15,531	955	6.15	18,354	872	4.75
Other current liabilities	604	8	1.32	3,275	4	0.12
Long-term debt and current portion of long-term debt	8,010	17	0.21	11,224	15	0.13
Other non-current liabilities	1,146	59	5.15	3,512	55	1.57

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(million euro)	First Half 2007	First Half 2008

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	41,688	2,052	4.92	55,422	2,145	3.87
Purchases, services and other	27,727	1,731	6.24	37,566	1,615	4.30
Finance income	1,280	61	4,77	2,539	31	1.22
Finance expense	1,288	37	2.87	2,753	6	0.22

Transactions with related parties regarded the ordinary course of Eni’s business and were primarily conducted on an arm’s length basis. The main cash flows with related parties were as follows:

(million euro)	First Half 2007	First Half 2008

Revenues and other income	2,052	2,145
Costs and other expenses	(1,372)	(1,615)
Net change in trade and other receivables and liabilities	(370)	273
Dividends and net interests	337	307
Net cash from operating activities	647	1,110
Capital expenditures in tangible and intangible assets	(359)	(495)
Investments	8
Change in payables related to investments	(17)	41
Change in financing receivables	10	(372)
Net cash used in investing activities	(358)	(826)
Change in finance liabilities	(17)	125
Net cash used in financing activities	(17)	125
Total financial flows to related parties	272	409

The impact of cash flows with related parties consisted of the following:

(million euro)	First Half 2007	First Half 2008

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash from operating activities	9,683	647	6.68	9,950	1,110	11.16
Cash used in investing activities	(8,580)	(358)	4.17	(9,483)	(826)	8.71
Cash used in financing activities	1,368	(17)	..	(1,048)	125	..

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

31 Significant non-recurring events and operations
In the first half of 2008, no significant non-recurring events and/or operations had taken place.
In the first half of 2007, significant non-recurring transactions consisted of risk provisions related to ongoing antitrust proceedings against the European antitrust authority (euro 130 million) and gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities (“TFR”) following the changes introduced by the 2007 Italian Budget Law and related decrees (euro 74 million).

32 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2007 and 2008, no significant atypical and/or unusual operations had been performed.

33 Significant post-closing events
Information on significant post-closing events is provided in the “Subsequent events” section of this Interim Consolidated Report as of June 30, 2008.

Contents

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1. The undersigned Paolo Scaroni and Marco Mangiagalli, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58/1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2008 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the 2008 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:
3.1 The 2008 condensed consolidated interim financial statements:
a) were prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b) correspond to the company’s evidence and accounting books and entries;
c) fairly represent the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the periods presented in this report.

3.2 The interim operating and financial review provides information regarding material events occurred during the first half of 2008 and their impact on condensed financial statements, as well as a description of the main risks and uncertainties for the second half of the year and related-party transactions.

July 30, 2008

/s/ Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Chief Executive Officer	/s/ Marco Mangiagalli –––––––––––––––––––––––– Marco Mangiagalli Chief Financial Officer

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

To the Shareholders of
Eni SpA

1. We have reviewed the condensed consolidated interim financial statements of Eni SpA and subsidiaries (Eni Group) as of 30 June 2008 and the six months then ended, comprising the consolidated balance sheet, consolidated income statement, consolidated statements of changes in shareholders' equity and cash flows and related explanatory notes. Eni SpA's Directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard n° 34 (IAS 34), applicable to interim financial reporting, as adopted by the European Union. Our responsibility is to issue this report based on our review.

2. Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with Resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the above mentioned consolidated financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express a professional audit opinion on the condensed consolidated interim financial statements.

   Regarding the comparative amounts of the consolidated financial statements of the prior year and the consolidated interim financial statements of the prior year presented in the condensed consolidated interim financial statements, reference should be made to our reports dated 5 April 2008 and 2 October 2007, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2008 have not been prepared, in all material respects, in accordance with IAS 34, applicable to interim financial reporting, as adopted by the European Union.

Milan, 12 August 2008

PricewaterhouseCoopers SpA

Signed by

Pierangelo Schiavi
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 055471747 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of June 30, 2008:
euro 4,005,358,876 fully paid
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
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Investor Relations
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e-mail: investor.relations@eni.it

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2007 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

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Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it